     Filed by Comcast Corporation
(Commission File No.: 001-32871)
Pursuant to Rule 425 of the Securities Act of 1933
 and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Time Warner Cable Inc.

     Commission File No. for Registration Statement
on Form S-4 filed by Comcast Corporation: 333-194698

The following Joint Written Statement was posted by Comcast on its website:

JOINT WRITTEN STATEMENT BY

DAVID L. COHEN
EXECUTIVE VICE PRESIDENT
COMCAST CORPORATION

AND

ROBERT D. MARCUS
CHAIRMAN & CHIEF EXECUTIVE OFFICER
TIME WARNER CABLE INC.

TO THE
REGULATORY REFORM, COMMERCIAL AND
ANTITRUST LAW SUBCOMMITTEE
OF THE U.S. HOUSE OF REPRESENTATIVES JUDICIARY COMMITTEE

     OVERSIGHT HEARING ON
“COMPETITION IN THE VIDEO AND BROADBAND MARKETS: THE PROPOSED
MERGER OF COMCAST AND TIME WARNER CABLE”

MAY 8, 2014

TABLE OF CONTENTS

					Page
Summary of Joint Written Statement					1

I.	Overview Of The Transaction				5

	A.	Comcast-TWC Combination			5

	B.	Charter-SpinCo Transaction			7

II.	The Transaction Is Pro-Consumer, Pro-Competitive, And Will Generate
	Substantial Public Interest Benefits				8

	A.	Greater Scale Is Essential To Compete In Today’s Dynamic, Multi-
		Faceted Marketplace.			8

	B.	Consumers Will Benefit From Accelerated Broadband Deployment And
		Expanded Broadband Adoption			11

		1	.	The Transaction Will Bring Faster Internet Speeds And Next-
				Generation Broadband Products And Services To TWC
				Customers.	11

		2	.	The Transaction Will Accelerate Other Broadband Network
				Investments And Improvements That Benefit Consumers.	14

		3	.	The Transaction Will Drive Greater Broadband Adoption Across
				The Combined Company’s Footprint.	15

	C.	The Transaction Will Provide Innovative Video Products And Services To
		Millions Of Consumers			19

	D.	The Transaction Will Enhance Competition For Voice Services.			24

	E.	The Transaction Will Enhance Competition In The Markets For Business
		Communications And Wireless Backhaul Services			25

	F.	The Transaction Will Accelerate The Deployment And Adoption Of Next-Generation Cable Advertising Technologies That Will Benefit Advertisers And Consumers.	29

	G.	The Transaction Will Generate Other Significant Public Interest Benefits	31

III.	Promises Made And Promises Kept – Our Record		37

IV.	The Transaction Will Not Harm Competition.		39

- i -

	A.	This Is Not A Horizontal Transaction, And There Will Be No Reduction
		In Consumer Choice In Any Market				39

	B.	There Will Be No Vertical Harms From The Transaction				40

		1	.	The Internet Ecosystem		40

				a.	Comcast Has A Long Record Of Working Cooperatively
					With Other Companies On Interconnection, Peering, And
					Transit	40

				b.	The Transaction Will Spur Competition For Broadband
					Services	43

		2	.	Video Services		50

				a.	Comcast Will Have About The Same National Market
					Share Of MVPD Subscribers As In Prior Cable
					Transactions.	50

				b.	The Combined Company’s Programming Will Be
					Available To MVPDs And OVDs Alike	52

				c.	Comcast Carries Huge Amounts Of Unaffiliated
					Programming And Will Continue To Do So Post-
					Transaction	53

		3	.	Advertising Markets		54

V.	Conclusion					55

- ii -

Mr. Chairman, Ranking Member, and Members of the Subcommittee, thank you for inviting us to testify today. We welcome this opportunity to discuss the proposed transaction between Comcast Corporation (“Comcast”) and Time Warner Cable Inc. (“TWC”), and the numerous and substantial pro-consumer, pro-competitive, and public interest benefits that it will generate.

Summary of Joint Written Statement

The combination of Comcast and TWC will create a world-class communications, media, and technology company to help meet the insatiable consumer demand for advanced digital services on multiple devices in homes, workplaces, and on the go. Comcast has a proven record of investing in new technologies, facilities, and customer support to provide the best in broadband Internet access, video, and digital voice services. Similarly, TWC has made significant strides in offering a diverse array of video, broadband, and voice services to its customers.

Competing to provide these products and services and other highly desirable services in today’s increasingly dynamic and national marketplace requires significant capital and R&D investments and technological expertise. The transaction will enable Comcast to build on each company’s successes and strengths and extend Comcast’s industry-leading communications and information services, as well as its substantial commitments to serve the public interest, to millions of additional consumers and businesses, with no risk of harm to competition or the public interest.

It is important to put this transaction in the proper competitive context. The decision of the companies to combine reflects the increasing rivalry and experimentation among national and global companies, including such powerful companies as AT&T, Verizon, DirecTV, Dish, Amazon, Apple, Samsung, Sony, Google, Netflix, and Facebook in competing for consumer attention and loyalty across the broadband ecosystem. The robust broadband connectivity that Comcast and TWC deliver to American consumers has enabled some of these and other companies to become global powerhouses, with many of them eclipsing both Comcast and TWC in annual revenues and market capitalization. Increasingly, these powerhouses are pursuing new businesses in which they compete with us – and we are doing the same thing. Google, for example, is leveraging its global role in content aggregation to compete with us in many areas, and is rapidly deploying fiber optic networks to serve dozens of major markets, including many that we serve; Netflix has built a larger U.S. base of video customers than our combined companies and is becoming a major originator of content; Apple has extended its platform into the full range of wired and wireless devices to compete in the delivery of content and services; and Samsung is developing its own operating system to implement a common platform among all Samsung consumer products, including its mobile and television appliances.

All of this competition is great for American consumers. We have seen the emergence of an unprecedented “broadband value circle” that provides consumers with abundant choices of content, platforms, devices, and providers. And the success of these companies has given them the massive scale and resources necessary to compete in this capital intensive, rapidly evolving industry, where continued innovation and research and development are essential.

By combining with TWC, Comcast can also achieve the increased coverage and economies of scale necessary to invest the billions of dollars required for next-generation technologies, greater service reliability, secure networks, and faster Internet speeds. This will let us drive more innovative products and services into the marketplace, allowing us to meet the needs of American consumers, businesses, and institutions in ways better than the two companies could do separately.

Combining the two companies’ complementary strengths will accelerate the deployment of next-generation broadband Internet, video, and voice services across the new company’s footprint. For example, TWC customers will benefit from Comcast’s commitment to invest continuously in high-speed data services, as well as Comcast’s next-generation products like the acclaimed X1 operating platform. And we can explore how TWC’s next-generation products, like its “Start Over” and “Look Back” VOD technologies, may benefit Comcast customers.

With larger scale and network coverage, Comcast will also have the capability to deploy other new products and technologies more quickly and efficiently than either company could do on its own – including the best in-home Wi-Fi, expanded availability of Wi-Fi “hotspots” across the combined footprint (which will provide mobile access to Internet content), faster deployment of IP cable and related technologies, more accessible services and features for disabled Americans, and advanced network security.

Low-income households will benefit from the transaction through the extension of Comcast’s industry-leading Internet Essentials program that supports broadband adoption by families with students eligible to participate in the National School Lunch Program. In just two and a half years, over 300,000 families, representing some 1.2 million low-income consumers, have been connected to the transformative power of the Internet thanks to this program. The transaction will extend this vital program to millions more Americans in the areas currently served by TWC.

Schools and libraries will benefit, too. Comcast and TWC already provide high-speed connectivity to thousands of schools and libraries. A larger footprint will enable the new Comcast to compete more effectively with ILECs and other legacy providers to provide better, lower-priced broadband and other services to more of these institutions – a national priority under President Obama’s ConnectED initiative.

As part of the transaction, Comcast also proposes to extend many public interest commitments from the NBCUniversal Order to the acquired TWC systems, such as making available diverse and children’s programming on various platforms, and guaranteeing carriage of non-commercial educational stations that have must-carry rights and have relinquished their broadcast spectrum. And Comcast will bring its best-in-class diversity programs to the combined company as well, covering diversity in governance, employment, suppliers, programming, and community investment, and extending the oversight of Comcast’s unique external Joint Diversity Advisory Council to TWC systems.

Congress and the public can count on our commitment to deliver these competitive and public interest benefits. Comcast has a stellar record from past transactions. The company has previously shown how each of these past transactions would allow Comcast to invest and innovate in ways that benefit consumers and promote increased competition. Comcast promised it would, and it did. And Comcast will do it again here.

We also recognize that this transaction will be closely scrutinized by Congress, the DOJ, the FCC, and others for potential competitive issues. We welcome that review because there are several factors about the transaction that should allay any reasonable concerns.

First, Comcast and TWC do not compete for customers in any market – either for broadband, video, or voice services. The transaction will not reduce competition or consumer choice at all. Comcast and TWC serve separate and distinct geographic areas. This simple but critically important fact has been lost on many who would criticize our transaction, but it cannot be ignored – competition simply will not be reduced. Rather, the transaction will enhance competition in key market segments, including advanced business services1 and advertising.2

Second, when this transaction was announced, Comcast said that it was prepared to reduce the combined company’s subscriber counts by approximately three million, so that Comcast’s managed residential subscribers would represent less than 30 percent of the total MVPD market. On April 28, 2014, Comcast announced an agreement with Charter, which includes divestiture transactions that more than meet this statement of intention. These transactions will reduce the combined company’s managed residential subscribers by nearly four million – leaving Comcast with approximately 29 million managed residential subscribers. Comcast’s share of MVPD subscribers will remain about what it was after both the AT&T Broadband and Adelphia transactions in 2002 and 2006, respectively. This subscriber share is also below the 30 percent “ownership cap” that the FCC had justified as necessary to prevent a cable operator from wielding bottleneck control or “monopsony” power over programming. Significantly, the D.C. Circuit twice overturned this cap after finding the dramatic growth of MVPD competition eliminated any risk that a cable operator could dominate with a 30 percent or even higher share of subscribers. And of course, MVPD competition has increased significantly since these court rulings.

1 Medium-sized businesses and institutions, as well as regional, and super-regional businesses, will be among those who will benefit from more competition. The only options for many of these businesses and institutions have been slower, expensive data and voice services offered by incumbent local exchange carriers (“ILECs”) and other legacy providers. Comcast and TWC have made modest – but important – strides, within their current footprints, in offering faster, lower-cost advanced digital services. Where each company has been able to enter these underserved market segments, the ILECs and other legacy providers have quickly responded with dramatic price reductions and service improvements. The transaction will give Comcast the additional coverage and scale necessary to compete with ILECs and others for these customers, as well as for backhaul services to wireless carriers.

2 Similarly, the advertising marketplace will benefit from enhanced competition. The combination of the two companies’ complementary advertising platforms and channels will allow Comcast to provide seamless access to major designated market areas (“DMAs”) like New York and Los Angeles, where we can provide broader and more innovative packages and options to advertisers, like dynamic ad insertion and “addressable advertising” for use in VOD and other cable and online advertising.

Third, the transaction will spur additional broadband competition from other well-funded providers, using fiber, copper, wireless, and satellite technologies. These companies will have every incentive to respond to consumer demands with their own investments and innovations. As AT&T’s CEO Randall Stephenson stated, the Comcast-TWC transaction “puts a heightened sense of urgency” on broadband providers to “very, very aggressive[ly]” invest capital in their networks and improve the quality of their services. This is not just open-ended speculation – just last month, AT&T announced a major initiative to expand its ultra-fast fiber network to up to 100 cities and municipalities nationwide, including 21 major metropolitan areas. That type of positive competitive response will, in turn, trigger other broadband providers to respond and innovate, just as traditional cable providers responded to the entry of DBS providers in the MVPD marketplace. This is a highly desirable outcome for the American economy, and it will drive accelerated investment in both fixed and wireless broadband.

Fourth, Comcast and TWC have enabled the development of online video by providing ever-faster broadband speeds and higher bandwidth services. Our singular goal has been to enhance customers’ online experiences. We have no interest in degrading our broadband services to disadvantage edge providers. That would harm the attractiveness of our high-speed data business, which is Comcast’s fastest-growing business. Besides being illogical, there are safeguards already in place. As part of the NBCUniversal transaction, Comcast agreed to be bound by the FCC’s Open Internet rules until 2018. These protections will now extend to the acquired TWC systems, giving the FCC ample time to adopt (and, if necessary, to defend) legally enforceable Open Internet rules applicable to the entire industry.

Fifth, as FCC Chairman Wheeler recently reaffirmed, the Open Internet rules do not apply to the interconnection arrangements that help make up the Internet “backbone,” such as Comcast’s recent interconnect agreement with Netflix, despite the efforts by some special interests to conflate these issues. The net neutrality rules address how an Internet service provider (“ISP”) treats traffic over its last mile network, which delivers content to consumers’ homes. Backbone interconnect agreements, including transit and peering agreements, address how traffic is transported across the backbone to an ISP’s network; this involves a different set of business arrangements and a distinct marketplace for Internet content exchange – one that has functioned effectively and efficiently for over two decades without government intervention.3

Finally, access by competitors to the combined company’s programming will remain unchanged. The limited number of TWC-owned programming networks that Comcast will acquire will be subject to well-established FCC rules and antitrust laws, along with the relevant terms of the NBCUniversal Order, to ensure that MVPDs and OVDs continue to have access to Comcast/NBCUniversal content after the transaction.

The TWC transaction is a unique and important opportunity for Comcast as it continues to compete in today’s increasingly dynamic and global marketplace. We are confident that an objective review of the transaction will confirm the many benefits it will generate for consumers, businesses, and the public interest, as well as the lack of any competitive or other harms.

3 As more fully discussed in Part IV.B.1 below, the Comcast-Netflix interconnect agreement is neither novel nor unusual. It was an entirely voluntary, commercially negotiated agreement that is one of the many, many options content providers have to send their content to Comcast's network.

I.	Overview Of The Transaction

A.	Comcast-TWC Combination

This is a friendly transaction in which Comcast will acquire 100 percent of TWC’s equity and approximately 11 million TWC customers. It is a stock-for-stock transaction. TWC will become a direct, wholly owned subsidiary of Comcast.

Comcast and TWC operate in entirely separate and distinct geographic areas, as the map below illustrates.4

4 The fact that Comcast and TWC do not compete reflects what one industry expert has described as “a kind of accident of history, namely that the rewarding of [cable] franchises is done by local communities (or states, in the few instances where that is applicable) and not by the federal government.” Daniel Brenner et al., Cable Television and Other Nonbroadcast Video, § 3.01 (1993). This led to a “frantic race for franchises” in the early stages of the industry. Id. In many local communities, franchise grants were exclusive (de facto if not de jure) to a single operator. Id. §§ 2.01; 3.02[6]. Although the 1992 Cable Act expressly prohibited exclusive franchises, id. at § 3.02[6], the two national direct broadcast satellite providers (i.e., DirecTV, Dish) began offering competing MVPD services to most areas, and then telephone companies (e.g., AT&T, Verizon) began using their networks and new technologies to deliver competing video services. As a consequence, competition among cable operators has been limited throughout the cable industry’s history. And most cable companies today have determined that their investments are better spent on building out their existing areas with state-of-the-art networks, offering more innovative services, and working to improve existing services, rather than diverting their limited capital to the challenges of building new networks in communities that may already be served by two satellite providers, an established cable operator, a telephone company, and perhaps one of the few overbuilders, such as RCN or Google.

Consumers in Comcast’s territories cannot subscribe to TWC for broadband, video, or phone services. And TWC customers cannot switch to Comcast.5 For that reason, this is not a horizontal transaction under merger review standards, and there will be no reduction in competition or consumer choice.6 Comcast’s and TWC’s many traditional competitors, including numerous broadband providers, MVPDs, and telcos will still be competing post-transaction, with no fewer firms in each relevant market than there are today.

5 Among the two companies’ more than 33 million customers, approximately 2,800 Comcast residential or small or medium-sized business customers are located in zip+4 areas where TWC services residential or small business customers (and the number of TWC customers is similar). These customers are sprinkled across various zip+4 areas, none of which has more than 500 Comcast customers, and it is quite possible that Comcast and TWC are not even providing overlapping services in some of these fringe areas but rather just have facilities that fall within the same zip+4 area. Comcast and TWC also analyzed all business services (Ethernet, backhaul, wholesale, voice, etc.), and found either no overlap or only a small number (approximately 215 Comcast and TWC customers in common zip codes).

6 The Department of Justice and Federal Trade Commission define “horizontal transactions” as those between “actual or potential competitors.” See U.S. Dep’t of Justice & FTC, Horizontal Merger Guidelines, at 1 (Aug. 19, 2010).

B.	Charter-SpinCo Transaction

On April 28, 2014, Comcast announced that it has reached an agreement with Charter Communications (“Charter”) to divest and exchange certain Comcast and TWC systems. The systems that will be sold to or exchanged with Charter are already fairly well integrated into geographic regions that fit well within the Charter footprint. As part of the transaction, certain pre-merger TWC systems will also be exchanged with Charter for certain of its systems. In addition, Comcast will transfer certain systems to a new, independent, publicly-traded MVPD (“SpinCo”) in which Comcast shareholders, including the former Time Warner Cable shareholders, will hold two-thirds of the equity while Charter will hold a minority share of 33 percent and provide certain supportive operating services.7

The divestitures will be executed, subject to the completion of the Comcast-TWC transaction, in three buckets:

•	First, Comcast will divest systems serving approximately 1.4 million existing TWC subscribers directly to Charter for cash.

•
Second, Comcast and Charter will exchange systems serving approximately 1.6 million existing TWC and Charter subscribers each, rationalizing the geographic presence of both companies, which will lead to greater operational efficiencies and the rationalization of both companies’ footprints, thereby enhancing the customer experience.

•
Finally, Comcast will form and then spin off to its shareholders a new, independent, publicly traded company (“SpinCo”) that will operate systems serving approximately 2.5 million existing Comcast subscribers, mostly in the Midwest. Comcast shareholders, including former TWC shareholders, will directly own approximately 67 percent of SpinCo, while a new holding company formed by Charter will directly own approximately 33 percent of SpinCo. The Charter holding company will acquire its interest in SpinCo by issuing stock to Comcast shareholders (including former Time Warner Cable shareholders).  SpinCo will have a nine-member Board of Directors that will include six independent directors and three directors appointed by Charter (who are expected to be Charter executives or directors, including Charter CEO Tom Rutledge, who is expected to serve as chairman of SpinCo). Comcast will hold no ownership interest in SpinCo (or Charter) and will have no role in managing the SpinCo systems. Charter will provide substantial operational support for the SpinCo systems under a services agreement, although SpinCo will have its own expert, independent management team that is unaffiliated with Charter or Comcast.

As a result of these transactions, Comcast’s total number of managed residential subscribers will be approximately 29 million – less than 30 percent of the total number of MVPD

7 See Exhibit 1 (showing designated market areas (“DMAs”) involved in divestiture transactions).

subscribers in the United States, approximately the same as Comcast’s subscriber share after its completion of both the 2002 AT&T broadband transaction and the 2006 Adelphia transaction, and below the FCC’s 30 percent “ownership cap” that the agency had adopted based on a stated intention of preventing a cable operator from exercising bottleneck or monopsony control over programmers. That ownership limit was twice rejected by federal courts.

II.	The Transaction Is Pro-Consumer, Pro-Competitive, And Will Generate Substantial Public Interest Benefits.

The combination of Comcast and TWC will create a world-class communications, media, and technology company that can provide consumers and businesses the advanced services they want now and will need in the future. The transaction will also spur other companies to innovate and invest in new technologies and services, helping to keep America at the forefront of technology and innovation. The mere announcement of this transaction had just such a positive effect, giving competitors like AT&T “a heightened sense of urgency” to invest in their networks and improve their services – including, for example, the company's recent announcement to expand its VIP, 1 Gig service to up to 100 new cities.8 That is a highly desirable outcome for consumers and for our economy.

A.	Greater Scale Is Essential To Compete In Today’s Dynamic, Multi-Faceted Marketplace.

The media and communications industry has changed dramatically over the past two decades, and today has evolved into a vastly larger, more complex, and multi-faceted communications, media, and technology ecosystem, in which a host of sophisticated companies with national and even global footprints, like AT&T, Verizon, DirecTV, Dish, Amazon, Apple, Sony, Google, Netflix, and Facebook are increasingly competing against one another for customer attention and loyalty. Many of these powerhouses have eclipsed Comcast and TWC in annual revenues, market capitalization, and/or customers:

8 See Randall Stephenson, Chairman & CEO, AT&T, Inc., Morgan Stanley Technology, Media & Telecom Conference, Tr. at 3 (Mar. 6, 2014).

The major telephone companies have the benefit not only of robust wireline footprints, but also national wireless broadband platforms, which they are increasingly leveraging as complementary offerings to residential and business customers.9 Direct satellite providers are likewise evolving and aggressively expanding their national services and product offerings.10

 9 See, e.g., Joan Engebretson, AT&T Leverages Landline, Wireless Assets for Free U-verse Promotion, telecompetitor, Mar. 18, 2014, http://www.telecompetitor.com/att-leverages-landline-wireless-assets-for-free-u-verse-promotion/ (“Having wireless and landline network assets could be AT&T’s and Verizon’s secret weapon in both the wireless and landline broadband markets.”). Verizon has also announced plans to acquire Intel Corporation’s OnCue technology in order to “accelerate the availability of next-generation video services” on its networks. The technology would give Verizon’s wireless customers the ability to stream live and on-demand television programming and to watch videos across multiple screens and comes after Verizon’s purchases of EdgeCast, a content delivery network company and of video uploading and encoding technology from upLynk. Hayley Tsukayama, Verizon Buys Intel’s Cloud TV Service, Wash. Post, Jan. 21, 2014, available at

And new digital platform providers, with their roots in software and hardware, are using the robust Internet connectivity provided by Comcast, TWC, and our competitors to grow into global powerhouses. These companies are increasingly pursuing new businesses that compete with ours. As one industry expert has observed, “broadband connectivity is the glue that permits multiple firms, once walled off from one another in distinct product market categories, to compete, cooperate, buy, and supply products and services from one another in order to satisfy customers that are able to buy from any one of them.”11

For example, Google increasingly competes as a network, video, and technology provider while providing core search and advertising functionalities for Comcast’s and TWC’s broadband businesses. Netflix has built a customer base larger than our combined companies and is the originator of original content and offering national subscription VOD (“SVOD”). Apple has extended its platform into the full range of wired and wireless devices, competing in the delivery of content and services to consumers. Microsoft just announced that it will feature ads on the Xbox One, creating a new video advertising platform. Amazon continues to leverage its unequaled sales platform and family of competitive tablets to promote its burgeoning Prime Instant Video business, and just last week announced the rollout of its own advanced video set-top box.12 Samsung is developing its own operating system, Tizan, to implement a common platform throughout all of its consumer products, including mobile and television appliances, as well as releasing its own apps, such as a free music streaming service.13 AT&T, Sony, and Dish are each planning to launch over-the-top video services in the near future.14 Verizon is considering offering an over-the-top wireless video service. As Verizon’s CFO recently observed, “[Verizon is] the fifth largest cable company now. I also have something that cable

 http://www.washingtonpost.com/business/technology/verizon-buys-intels-cloud-tv-service/2014/01/21/67e94336-82a5-11e3-9dd4-e7278db80d86_print.html.

10 See, e.g., Press Release, Sprint Corp., Sprint and Dish to Trial Fixed Broadband Service (Dec. 17, 2013), http://newsroom.sprint.com/news-releases/sprint-and-dish-to-trial-fixed-wireless-broadband-service.htm.

11 See Jonathan Sallet, The Creation of Value: The Broadband Value Circle and Evolving Market Structures, at 3 (Apr. 4, 2011); see also Jonathan Sallet & Steven Weber, Behold the Broadband Value Circle, Bloomberg Businessweek, Jan. 11, 2008, available at http://www.businessweek.com/stories/2008-01-11/behold-the-broadband-value-circlebusinessweek-business-news-stock-market-and-financial-advice (“In the era of the Broadband Value Circle, everyone can compete in everyone else’s market. Your supplier today may be your competitor tomorrow, and you may find that you are simultaneously that company’s supplier.”).

12 See Greg Bensinger, Amazon Unveils Video Streaming Device Fire TV, Wall St. J., Apr. 2, 2014,
http://online.wsj.com/news/articles/SB10001424052702304441304579477283348851844?mg=reno64-wsj&url=http%3A%2F%2Fonline.wsj.com%2Farticle%2FSB10001424052702304441304579477283348851844.html.

13 See Yun-Hee Kim & Jonathan Krim, Samsung Is Developing Its Own Platform, Apps, Wall St. J., Apr. 20, 2014.

14 See Todd Spangler, AT&T, Chernin Group Invest $500 Million in Over-The-Top Video Venture, Variety, Apr. 22, 2014, available at
http://variety.com/2014/digital/news/att-chernin-group-invest-500-million-to-form-over-the-top-tv-venture-1201160876/#; Jeff Baumgartner, Report: Dish Eyeing Summer Launch of OTT TV Service, Multichannel News, Apr. 23, 2014, available at http://www.multichannel.com/news/technology/report-dish-eyeing-summer-launch-ott-tv-service/374044.

doesn’t have, which is 100 million eyeballs on wireless devices.”15 And even Yahoo is “plunging” into “the increasingly competitive world of high-quality digital video” by developing two original TV-length comedy series and partnering with Live Nation to live-stream concerts over Yahoo’s websites and apps.16

To meet these challenges, Comcast has fundamentally transformed itself from a regional cable company into a leading communications, media, and technology company. By investing heavily in talent, research and development, and the infrastructure needed to facilitate creativity and invention, Comcast has created a culture of innovation from top to bottom. Comcast now employs over 1,000 developers and engineers – a pool of technical talent unprecedented in the history of cable – and competes for new technology talent with Google, Apple, Netflix, and many others.17

This highly dynamic, rapidly evolving industry requires constant innovation and investment in R&D and in physical infrastructure, making increased scale not only desirable but essential. The greater scale, expanded network coverage, and operating efficiencies resulting from the transaction will enable Comcast to invest the billions of dollars necessary to bring next-generation technologies, more secure networks, faster Internet speeds, enhanced video and voice services, and greater service reliability to millions of residential and business consumers across the country.

B.	Consumers Will Benefit From Accelerated Broadband Deployment And Expanded Broadband Adoption.

1.	The Transaction Will Bring Faster Internet Speeds And Next- Generation Broadband Products And Services To TWC Customers.

Comcast is widely recognized for its technological expertise and willingness to invest in advanced broadband services.18 Building on the investments TWC has made in its broadband network, Comcast will bring faster Internet services and next-generation products to millions of TWC’s customers.

Broadband Speed Innovation: Comcast has increased its Internet speeds 13 times in the last 12 years. Comcast’s fastest residential downstream broadband speeds have increased more than 30-fold in the last six years to 505 Mbps and are among the highest in the industry. Last

 15 Fran Shammo, EVP & CFO, Verizon, Deutsche Bank Media, Internet and Telecom Conference, Tr. at 17 (Mar. 10, 2014).

16 See Vindu Goel & Bill Carter, Yahoo to Offer TV-Style Comedy Series on the Web, N.Y. Times, Apr. 28, 2014, available at
http://www.nytimes.com/2014/04/29/technology/yahoo-to-offer-two-tv-length-comedy-series-on-web.html?emc=edit_tnt_20140428&nlid=37308674&tntemail0=y&_r=1.

17 Comcast’s research and development efforts involve highly talented individuals at its technology centers around the country, including in Seattle, Silicon Valley, Denver, Washington, D.C., and Philadelphia.

18 Comcast was recently rated number one by Frost & Sullivan in 2013 for “Technology Innovation” in the North American Broadband Market.

year, Comcast showed that its residential network is capable of delivering 3 Gigabits per second (or “Gigs”).19 And Comcast successfully trialed the first One Terabit20 connection on a network segment from Ashburn, Va. to Charlotte, N.C.21 To our knowledge, this was the first time live data traffic has ever been carried at Terabit speeds on an existing commercial network.22

Comcast is also doubling its broadband network capacity every 18 months to keep up with customers’ increasing demands for Internet services on multiple devices. This was enabled by Comcast’s decision, over five years ago, to convert its networks to “all-digital,” which freed up the bandwidth required to increase broadband speeds, add channels, and provide more HD programming.

These investments are providing unparalleled value to Comcast customers. Comcast customers pay 92 percent less per megabit of Internet speed on our network today than they paid in 2002.23

TWC took a different approach to free up bandwidth on its network by adopting switched digital video (SDV) technology. Now, TWC is transitioning to an all-digital platform to free up additional bandwidth needed to provision faster Internet speeds, but its transition is complete in only a small number of systems.24

Post-transaction, Comcast intends to make substantial incremental upgrades to TWC’s systems to migrate them to all-digital, freeing up bandwidth to deliver greater speeds. For example, Comcast typically bonds 8 QAM channels together in its systems, and Comcast’s most popular broadband service tier offers speeds of 25 Mbps downstream/5 Mbps upstream across its footprint. In comparison, TWC bonds 4 QAM channels in nearly half of its systems, and its most commonly purchased service tier offers speeds of 15 Mbps/1 Mbps. Comcast’s fastest residential broadband tier offers speeds of 505 Mbps/100 Mbps; TWC’s current top speeds are

19 See Press Release, Comcast Corp., The Future of Broadband Speed and 4K Ultra HD Video (June 11, 2013), http://corporate.comcast.com/news-information/news-feed/comcast-demonstrates-the-future-of-broadband-speed-and-4k-ultra-hd-video.

20 That is, 1012 bits of data.
21 See Press Release, Ciena Corp., Comcast Conducts Industry’s First Live 1 Terabit Network Trial with Ciena’s 6500 Converged Packet Optical Solution (Oct. 22, 2013), http://www.ciena.com/about/newsroom/press-releases/Comcast-Conducts-Industrys-First-Live-1Terabit-Network-Trial-with-Cienas-6500-Converged-Packet-Optical-Solution.html.

22 Id.
23 See Exhibit 2 (chart showing increasing speeds/decreasing per megabit costs).

24 See Ian Olgeirson, Charter, Time Warner Cable Lag in All-Digital Push to Convert CapEx into Capacity, SNL Kagan (Jan. 17, 2014) (“Time Warner Cable is estimated to have made the [digital] transition in 17% of its homes passed, including markets in its New York cluster. The MSO has indicated plans to expand in 2014, but . . . is not expected to complete the effort this year.”). TWC has migrated to all-digital only in New York City; Augusta, Maine; parts of Kentucky and Indiana; and portions of Los Angeles.

100 Mbps/5 Mbps. Comcast’s investments in the TWC systems will also improve network reliability, network security, and convenience to TWC customers.

Comcast will soon be increasing Internet speeds further with the deployment of DOCSIS 3.1. DOCSIS 3.1 is the next generation cable broadband technology and is capable of delivering Internet speeds of several Gigs; it is the most advanced broadband architecture in the marketplace. Comcast is already preparing to deploy DOCSIS 3.1 in its existing footprint. The broader scale resulting from the transaction will now allow us to deploy DOCSIS 3.1 across the combined company’s footprint, giving Comcast and TWC customers access to ultra-fast broadband capability more quickly and efficiently than either company could do on its own.

Better In-Home Wi-Fi: The transaction will similarly speed the availability of advanced Wi-Fi equipment in consumers’ homes. The quality of broadband service depends not only on the “last-mile” infrastructure but also the delivery of the signal over the last few yards. Comcast has led the entire broadband industry in rolling out advanced gateway Wi-Fi routers to approximately 8 million households and small businesses, giving these customers faster speeds (up to 270 Mbps downstream as compared to 85 Mbps downstream from the prior generation devices) and better performance over their home and business wireless networks. In contrast, TWC only recently began deploying advanced in-home Wi-Fi routers. With the greater purchasing power and economies of scale resulting from the transaction, Comcast can not only offer TWC customers access to today’s best routers, but also invest in and deploy next-generation router technologies for all of the combined company’s customers.

Expanded Internet Access On The Go: Americans are increasingly using Wi-Fi as a primary way to connect to the Internet outside of the home. To serve this growing demand, Comcast is building one of the largest and most robust Wi-Fi networks in the country. These Wi-Fi “hotspots” currently come in three different categories: outdoor (e.g., suspended from a cable wire); as part of the broadband service provided to small and medium-sized businesses; and “home as hotspot” (i.e., a Comcast subscriber’s home network is supplemented using a dual router that creates a new public Wi-Fi pathway).25 In less than three years, Comcast has deployed over one million Xfinity WiFi access points in its footprint – and seen a significant spike in usage. And, on April 30, 2014, Comcast unveiled plans to reach eight million Xfinity WiFi hotspots in major cities coast to coast by the end of this year.26 In comparison, TWC has deployed only 29,000 Wi-Fi access points in its footprint.

25 Through the neighborhood hotspots initiative Comcast announced last year, Comcast sends a separate Wi-Fi signal from Comcast-issued home equipment that enables anyone within range to get online. Entire residential blocks then show as hotspots on the Xfinity Wi-Fi mobile app. The initiative began in Philadelphia. With the significant expansion in Chicago in 2013, Comcast . . . [is] paving the way toward a national Wi-Fi network. See Robert Channick, Comcast Turning Chicago Homes into Public Wi-Fi Hot Spots, Chi. Trib., Mar. 5, 2014, available at http://articles.chicagotribune.com/2014-03-05/business/chi-chicago-public-wifi-comcast-20140304_1_xfinity-wifi-moffettnathanson-public-wi-fi-hot-spots.

26 See Press Release, Comcast Corp., Comcast to Reach Eight Million Xfinity Wi-Fi Hotspots in 2014 (Apr. 30, 2014), http://corporate.comcast.com/news-information/news-feed/comcast-to-reach-8-million-xfinity-wifi-hotspots-in-2014. This expanded deployment plan includes Atlanta, Baltimore, Boston, Chicago, Denver, Detroit, Hartford, Houston, Indianapolis, Miami, Minneapolis, Nashville, Philadelphia, Pittsburgh, Portland, Sacramento, Salt Lake City, San Francisco, Seattle, and Washington, D.C.

Comcast customers now transmit nearly 2 million gigabytes (or nearly 2 petabytes27) of data through Comcast’s Wi-Fi hotspots each month.  Approximately 13 percent of this traffic is transmitted through outdoor hotspots, 11 percent is transmitted through small and medium business (or “SMB”) hotspots, 51 percent is transmitted through hotspots in customers’ own homes, and 24 percent is transmitted through hotspots in other customers’ homes.  Public awareness of the benefits of this early-stage initiative is increasing, and usage is steadily growing.  In fact, users connecting to residential neighborhood hotspots utilize them for longer periods of time, with their sessions lasting three times as long as sessions on outdoor hotspots and with users consuming almost three times as much data.

To complement these efforts, Comcast has partnered with TWC and other cable companies in a “CableWiFi” initiative that allows each company’s customers to use the other companies’ Wi-Fi hotspots. But this partnership has not created the incentives or structure necessary to significantly expand Wi-Fi availability in the ways that Comcast envisions for its customers.

The transaction will give Comcast the geographic reach, economies of scale, customer density, and return on investment needed to massively expand Wi-Fi hotspots across the combined company’s footprint, including in the Midwest, South, and West, particularly in areas like Cleveland/Pittsburgh, the Carolinas, Texas, and California, where there will be greater density and clustering of systems. Our goal is to provide greater Wi-Fi availability that allows the combined company’s customers to access the Internet in more places, more conveniently, and at no additional charge.

2.	The Transaction Will Accelerate Other Broadband Network Investments And Improvements That Benefit Consumers.

The transaction will also enable Comcast to invest in network expansions and last-mile improvements that provide an even stronger foundation for innovative applications, including education, healthcare, the delivery of government services, and home security and energy management. And with greater coverage and density of systems, Comcast will also have the ability and incentive to build out and make available interconnection points in more geographic regions. This will be especially beneficial to companies like Google, Netflix, and Amazon, which aggregate massive data traffic when they deliver their own and others’ services to consumers.

These network upgrades will promote other critical investments, at the edge of the network, in exciting new applications and services for consumers.28 In its Open Internet Order, the FCC described this dynamic as:

27 This is equivalent to nearly half a million DVDs worth of data each month. See Visual Networking Index IP Traffic Chart, Cisco, http://www.cisco.com/cdc_content_elements/networking_solutions/service_provider/ visual_networking_ip_traffic_chart.html.

28 See Peter Grant & Bruce Orwall, After Internet’s Big Bust, Broadband Shift Went On, Wall St. J., Jan. 8, 2003, available at http://online.wsj.com/news/articles/SB1041979000108173904 (John Doerr of Kleiner Perkins:

a virtuous circle of innovation in which new uses of the network –including new content, applications, services, and devices – lead to increased end-user demand for broadband, which drives network improvements, which in turn lead to further innovative network uses.... Streaming video and e-commerce applications, for instance, have led to major network improvements such as fiber to the premises, VDSL, and DOCSIS 3.0. These network improvements generate new opportunities for edge providers, spurring them to innovate further.29

This competitive dynamic has given consumers a more abundant and diverse choice of content, platforms, and providers than ever before. The transaction will enable the combined company to continue to contribute to this dynamic ecosystem more effectively than either company could do alone.

3.	The Transaction Will Drive Greater Broadband Adoption Across The Combined Company’s Footprint.

One of the most pressing challenges facing this country is the significant broadband adoption gap – known as the “digital divide.” The combination of Comcast and TWC will substantially advance the goal of bringing all Americans into the digital communications age by extending Comcast’s landmark Internet Essentials broadband adoption program to TWC’s territories.

The primary barriers to broadband adoption have been identified as including a perceived lack of relevance of the Internet to the lives of individual consumers, a lack of “digital literacy” in consumers’ understanding how to use the technology, and, for some, the price of getting online. Working with the FCC, community partners, and local elected officials, Comcast developed Internet Essentials to respond directly to all of these challenges. Internet Essentials provides low-income households with broadband service for $9.95 a month, along with the option to purchase an Internet-ready computer for under $150, and multiple options for accessing free digital literacy training in print, online, and in person.30 Families with children eligible to

“There’s no question that broadband enables paid-for-content business models.”); id. (Disney Internet Group President Steve Wadsworth on why ABC and ESPN websites were launching new video technology in 2003 as compared to the Dot Com bust: “We’re getting to critical mass in broadband.”); Josephine Moulds, Boom, boom. Dotcoms Are Back in the Frame, Telegraph, Apr. 20, 2007, available at http://www.telegraph.co.uk/finance/markets/2807599/Boom-boom.-Dotcoms-are-back-in-the-frame.html (Judy Gibbons of Accel: “A whole industry infrastructure has been established, there are millions of users, people are consuming online versus offline. It’s become very mainstream and therefore there are still lots of opportunities to both transform existing business and create new applications that are only possible with broadband internet, like social networking.”); see also Hearing on The American Clean Energy Security Act of 2009: Before the Subcomm. on Energy & Env’t of the H. Comm. on Energy & Commerce, 111th Cong. 1245 (Apr. 24, 2009) (“[I]n 1996, we went from a point where not one home in America had broadband in 1996, not one home, to a point where, 10 years later, there is a whole new vocabulary, YouTube, Google, eBay, Amazon, Hulu, thousands of companies, millions of new jobs. They didn’t exist because the market wasn’t there before 1996 for broadband. It was all narrowband.”) (Rep. Edward Markey).

29 See Preserving the Open Internet; Broadband Industry Practices, Report and Order, 25 FCC Rcd 17905 14 (2010).

30 See Getting Started with the Internet, Internet Essentials, http://learning.internetessentials.com/ tour/getting-started-internet (last visited May 4, 2014).

receive free or reduced-price school lunches through the National School Lunch Program can qualify for this program.

Internet Essentials is achieving real results.31 In the first 30 months of the program, Comcast connected more than 300,000 families, representing an estimated 1.2 million low-income Americans, to the power of the Internet at home. Over the past three years, Comcast also has provided in-person digital literacy training to more than 1.6 million individuals.32

Helping people successfully cross the digital divide requires ongoing outreach. To increase awareness of the Internet Essentials program, Comcast has made significant and sustained efforts within local communities. To date, those outreach efforts have included:

•	Distributing over 33 million free brochures to school districts and community partners for (available in 14 different languages).

•	Broadcasting more than 3.6 million public service announcements with a combined value of nearly $48 million.

•	Forging more than 8,000 partnerships with community-based organizations, government agencies, and elected officials at all levels of government.

Other significant milestones for Comcast’s Internet Essentials program include:

•	Offering Internet Essentials in more than 30,000 schools and 4,000 school districts in 39 states and the District of Columbia to spread the word and help bring more families online.

•	Investing more than $165 million in cash and in-kind support to help fund digital literacy initiatives nationally, reaching more than 1.6 million people through Comcast’s non-profit partners.

•	Fielding 1.9 million phone calls to the Internet Essentials call center.

•	Welcoming 1.8 million visitors to the Internet Essentials websites, which supply information in both English and Spanish, and the Online Learning Center.

31 See Charisse Lillie, Comcast Ranks Among Top 50 Companies for Commitment to Community, Comcast Voices (Dec. 5, 2013), http://corporate.comcast.com/comcast-voices/comcast-ranks-among-top-50-companies-for-commitment-to-community; see also 2013 Results, The Civic 50, http://www.civic50.org/2013_results.php (last visited May 4, 2014); Applications of Comcast Corporation, General Electric Company, and NBC Universal, Inc. for Consent to Assign Licenses and Transfer Control of Licenses, Memorandum Opinion and Order, 26 FCC Rcd 4238, 4514-15 (2011) (Statement of Commissioner Clyburn) (explaining that “[t]he adoption initiative . . . is well-crafted, ambitious, and has enormous potential. By offering the possibility of affordable, high-speed broadband to families . . . not only will school-age children be able to explore the infinite worlds of the web, but the others in their homes will be able to join them.”).

32 See Exhibit 3 (Internet Essentials graphic).

•	Providing IE customers with more than 23,000 subsidized computers at less than $150 each.33

In addition, Comcast recently made grants totaling more than $1 million to 15 communities to create “Internet Essentials Learning Zones.” The grants are part of Comcast’s multi-faceted Gold Medal Recognition Program for communities that have done the most to help close the digital divide. Learning Zones will bring together the non-profit community, schools, and Comcast to create a continuum of connectivity during the day, after school, and at home. As part of these efforts, Comcast offered an opportunity for all eligible families in these communities to receive free Internet Essentials service for six months if they registered with the program during a three-week period in March.34 More than 4,300 new low-income families have been connected to the Internet under this promotional offer.35

And the program has not remained static. As Comcast has gained insights from hands-on experience, it has consistently implemented significant enhancements to Internet Essentials along the way. As a result, the program has grown well beyond the company’s original commitment in the NBCUniversal transaction. These enhancements include:

•
Eligibility criteria expanded – Comcast has expanded eligibility criteria for Internet Essentials twice, first by extending it to families with children eligible to receive reduced price school lunches, and then by offering it to parochial, private, cyberschool, and homeschooled students. As a result, nearly 2.6 million families nationwide are now eligible for Internet Essentials, an increase of approximately 30 percent from the original eligible base.

33 See, e.g., Press Release, Comcast Corp., Comcast Extends National Broadband Adoption Program for Low-Income Families (Mar. 4, 2014), http://corporate.comcast.com/news-information/news-feed/internet-essentials-2014.

34 Id.

35 TWC also has undertaken broadband adoption efforts in recent years. TWC has offered an entry-level, “Everyday Low Price” broadband access service for $14.95 per month, as well as its Starter Internet program targeted to schools in several areas in its footprint, which provided eligible families a basic tier of broadband service for two years for $10 per month. See Mike Robuck, Time Warner Boots Up Wi-Fi Hotspots, Starter Internet Tier in K.C., CED, Nov. 30, 2012, available at http://www.cedmagazine.com/news/2012/11/time-warner-boots-up-wi-fi-hotspots-starter-internet-tier-in-kc. Ultimately, 486 schools participated in the pilot program, which ended in January 2013. TWC also has been actively engaged in a variety of other broadband adoption and digital literacy efforts through partnerships with non-profit and community organizations. For example, in partnership with the nation’s largest civil rights organizations, TWC carried $1 million worth of PSAs in key markets throughout 2012-2013 to promote the importance of broadband. The PSAs were carried in English, Spanish, and five other languages and were prepared by the Broadband Opportunity Coalition (“BBOC”). BBOC’s members include: National Urban League, NAACP, National Council of La Raza, Asian American Justice Center, and LULAC. TWC has also partnered with the McCain Internet Empowerment Project, a non-profit initiative that brings broadband service and computer accessibility to senior citizens. TWC has provided computers and broadband connectivity at the Wilson Senior Center and eight other assisted-living facilities in the area to expand digital literacy among senior citizens.

•
Broadband speeds increased – Comcast increased the program’s broadband speeds twice in less than two years (from 1.5 to 3 to 5 Mbps upstream), and Internet Essential families now receive downstream speeds of 5 Mbps and upstream speeds of 1 Mbps.

•
Instant approval process expanded – Comcast expanded its instant approval process for families whose students attend schools with 70 percent or more National School Lunch Program participation (previously, the threshold was 80 percent), which enhanced participation rates.

•	Online support enhanced – Comcast created an online application tool on the program’s English- and Spanish-language websites to make applications easier and faster.

•
Partner support facilitated – Comcast’s community partners now may help connect low-income families to the Internet by purchasing “Opportunity Cards” that help defray the cost of the service. And Comcast launched a program that gives third parties such as schools and community-based organizations the ability to purchase Internet Essentials service and equipment in bulk for families in their community.

•	Registration process expanded – Comcast conducts on-site registration during Internet Essentials events all over the country.

•
Residential moves supported – Comcast updated the “transfer of service” process for Internet Essentials customers, which now allows customers to move their accounts to a new home address in a Comcast service area without having to reapply for the program.

•	Extended the program – Comcast has extended the program indefinitely beyond its initial three-year term, which was scheduled to expire in Summer 2014.

Thanks to all of these efforts, Internet Essentials is doing exactly what it was designed to do, as confirmed by two surveys compiled from families who participate in the program. Approximately 98 percent of program participants report that their children use the Internet access for homework (with 94 percent reporting their kids are doing better in school as a result); and 62 percent are using it for job searching, with 57 percent of those reporting that it helped with finding someone in their household a job.36 These are the kind of important, real-world benefits that bridging the broadband adoption gap can provide to American families.

Comcast’s voluntary broadband adoption commitment under the NBCUniversal Order expires this summer, when the program completes three full years. But Comcast’s

36 See David L. Cohen, Year Three Internet Essentials Progress Report, Comcast Voices (Mar. 4, 2014), http://corporate.comcast.com/comcast-voices/year-three-internet-essentials-progress-report?rid=776739735&mid=EMC_20140304_CAB_IE_Partner.

commitment to this cause is stronger than ever. That is why Comcast recently announced that it will extend the Internet Essentials program indefinitely.37

When this transaction is approved, Internet Essentials will become available in all the communities in the retained TWC markets – including major new metropolitan areas such as Los Angeles, New York, and Dallas/Fort Worth, which collectively have over 500,000 eligible students from 250,000 families – thereby significantly extending the program’s reach.38 Thus, another tangible and far-reaching benefit of this transaction will be to make the power of broadband and the Internet available to many more low-income families and to help reduce the country’s unacceptable digital divide.

C.	The Transaction Will Provide Innovative Video Products And Services To Millions Of Consumers.

Competition for traditional video services has never been fiercer or more challenging. Over the past five years, the two nationwide DBS providers have added another 1.7 million subscribers and the telco video providers have added another 6.2 million subscribers, while traditional cable operators have lost 7.3 million video subscribers. In the last year alone, telco providers gained over 1.4 million subscribers.39 And if one goes back to 2005, as shown in the graph below, the increase in MVPD competition is even more pronounced.

37 See Press Release, Comcast Corp., Comcast Extends National Broadband Adoption Program for Low-Income Families (Mar. 4, 2014), http://corporate.comcast.com/news-information/news-feed/internet-essentials-2014.

38 Because Comcast will no longer control the cable systems in the markets being divested, it will no longer be able to support Internet Essentials in those communities, although SpinCo could choose to continue the program.

39 Recent data shows that this trend is continuing. The top nine cable companies lost about 1,735,000 video subscribers in 2013, while the top telephone providers added 1,460,000 subscribers and satellite TV providers added 170,000 subscribers in the same year. See Press Release, Leichtman Research Group, Major Multi-Channel Video Providers Lost About 105,000 Subscribers in 2013 (Mar. 14, 2014), http://www.leichtmanresearch.com/press/031414release.html.

Source: SNL Kagan; SEC filings; FCC Video Competition Reports

Moreover, in 2011, 98.6 percent of homes had access to at least three multichannel video providers, and 35.3 percent had access to at least four.40

Most of the systems that Comcast is acquiring from TWC, including the largest ones in New York City, Los Angeles, and Dallas/Fort Worth, are in local MVPD markets that the FCC already has found to be effectively competitive. Online businesses like Netflix, Apple, Google, Amazon, Hulu have also entered the online video space, which – along with potential entrants like Dish, Verizon, and AT&T – are putting additional competitive pressures on cable and other MVPDs.41

All of this competition has compelled Comcast to continuously improve its content, user interfaces, and customer support. Comcast is now the industry leader in offering premium video services for great value. As one industry analyst recently observed:

40 See Annual Assessment of the Status of Competition in the Market for the Delivery of Video Programming, Fifteenth Report, 28 FCC Rcd 10496 ¶ 36 (2013).

41 Several online companies are producing original and exclusive programming, such as Netflix’s House of Cards series, or purchasing exclusive windows of content from other third-party programming suppliers, such as Amazon Prime’s exclusive SVOD rights to FX’s Justified. These growing content options make it more critical than ever for Comcast to offer its customers the best programming available.

Today, Comcast’s [operating] platform is the video industry’s best product.
Their VOD service is the video industry’s best library. Their network, their customer service, and even their marketing have improved by lightyears. Their positive video subscriber result, coming as it does when their video penetration of homes passed has fallen to just 40.3 percent, is testament not to a “good quarter” but instead to a good half-decade of hard work and heavy lifting.42

As a result of these efforts, “the reality is that when you really look at Comcast’s network and services, and even its pricing, compared to Time Warner Cable’s services, an argument can be made that Time Warner Cable customers may have a lot to gain from being converted to Comcast customers.”43

Another analyst similarly commented, “Comcast has really focused on investing in its network. Time Warner Cable has been reacting to changes in the market too, but not with the same speed” as Comcast.44 For video services, “there’s no question that Comcast has a better offering compared with what Time Warner Cable offers today. From its video-on-demand catalog to its TV Everywhere service to a cloud-based user interface it’s been developing the past couple of years, Comcast has invested heavily in revamping its TV service, and it shows.”45

Post-transaction, Comcast is committed to providing TWC customers the best value in video services – not just to keep current TWC customers, but also to attract new ones by outdoing the competition and offering better, more innovative video experiences. And Comcast can also add TWC innovations to current Comcast customers, creating an increased value proposition footprint-wide.46

Best Entertainment Operating Systems: The transaction will give millions of TWC customers access to Comcast’s cutting-edge and nationally acclaimed X1 entertainment operating system (including system upgrades), as well as access to more content on a variety of devices inside and outside the home.

The X1 platform provides an unmatched interactive TV experience featuring a state-of-the-art user interface and other product features that transform our customers’ viewing

42 See MoffettNathanson Research, Comcast Q4 2013: Boardwalk Empire, at 2 (Jan. 28, 2014) (emphasis added).

43 See Marguerite Reardon, Why a Comcast Merger Could Be Good for TWC Customers, CNET, Mar. 15, 2014, http://news.cnet.com/8301-1023_3-57620361-93/why-a-comcast-merger-could-be-good-for-twc-customers/ (quoting Craig Moffett).

44 Id. (quoting IHS analyst Erik Brannon).
45 Id.

46 In Fortune’s recent World’s Most Admired Companies List 2014, Comcast was named the number one Cable and Satellite Provider by industry executives, directors, and analysts. In this industry category, Comcast also ranked number one in innovation, people management, use of corporate assets, social responsibility, quality of management, financial soundness, and long-term investment. The World’s Most Admired Companies, Fortune, Mar. 17, 2014.

experiences. These new features can only be fully appreciated by trying out the system,47 and include: (1) integrated search (across TV, Xfinity On Demand, and DVR) with instant play; (2) enhanced personalization and recommendations; (3) access to the Internet and TV-enabled apps like Facebook, Pandora, and others; (4) the X1 remote app, which offers a new remote control experience by letting customers use their smartphones and tablets to control their TVs with a simple tap, swipe, and shake, or use voice commands to easily navigate the programming guide; and (5) in certain markets, the ability to instantly send any website from a smartphone, tablet, or PC to the TV.48

Comcast has also just launched its new X1 DVR with cloud technology, which enables customers to watch their DVR recordings on PCs, Macs, and mobile devices in the home, and to download recorded content to take on-the-go. In addition, Comcast has offered a live in-home streaming feature that allows customers on the X1 platform to stream practically their entire TV channel lineup to computers and mobile devices in the home at no extra cost.

TWC has likewise offered innovative DVR functionalities to its customers, including its “Start Over” and “Look Back” technologies. The transaction will allow Comcast to explore how best to combine these features for all of the combined company’s customers.

More Cable Channels and VOD: Comcast has also led the cable industry in going all-digital, dramatically improving the video experience while simultaneously freeing up valuable bandwidth for enhanced data, video, and voice services. Comcast customers now have more cable channel viewing and Xfinity On Demand choices, offering over 55,000 programming choices, including the most current TV shows and movies (80 percent of this content is free of charge).49 Xfinity On Demand also has the best new release movies from all the major studios, and one of the broadest selections of independent films.

47 See Entertainment Operating System X1, Comcast Corp., http://www.comcast.com/x1 (including video demonstration of the X1 platform). Comcast is now beginning a phased rollout of an enhanced version of the X1 platform, which is sometimes referred to as “X2.” In addition, on April 29, 2014, Comcast announced that X1 triple-play customers will soon be able to live stream personal video from their mobile devices, over the Internet, directly to the television. For example, a mom could live stream a daughter’s soccer game in Philadelphia to her grandparents’ television in San Francisco. Press Release, Comcast Corp., Comcast Brings Advanced Communications, More Personal Media to the TV (Apr. 29, 2014), http://corporate.comcast.com/news-information/news-feed/ncta-2014-x1.

48 Praise for the value and innovation of the X1 platform has been widespread. See, e.g., Todd Bishop, Xfinity X1: How Comcast Roped Me Back in to Cable, GeekWire, Aug. 22, 2013, http://www.geekwire.com/2013/xfinity-x1/ (“I have been testing this sleek black cable box for the past three weeks, but to call it a cable box really doesn’t do it justice. It is a nice blend of Internet content, live television, apps, a multi-tuner DVR and on-demand programming, in one of the cleanest user interfaces that you’ll find from a cable company.”); Tim Carmody, Comcast’s New X1 UI Integrates Real-time and Streaming TV with News and Social Apps, The Verge, May 21, 2012, http://www.theverge.com/2012/5/21/3033972/comcast-ui-platforms-video-news-social-apps (“[X1] feels like a genuinely 21st-century way to use a widescreen television set – like a smart TV inside your cable box.”); John McDuling, The American Cable Industry’s Cunning Plan to Save Itself: Make TV Work Like It Should, Quartz, Feb. 4, 2014, http://qz.com/172533/the-american-cable-industrys-cunning-plan-to-save-itself-make-tv-work-like-it-should/ (quoting Netflix CEO Reed Hastings describing the X1 as a “great product.”).

49 Xfinity On Demand averages 400 million views each month. Since the service launched in 2003, there have been 32 billion views. Comcast has also launched a competitive SVOD service, Streampix, that provides customers additional choices of library TV and movie content.

Although TWC originally used SDV technology to free up bandwidth on its network and provide increased high-quality content, it has likewise begun migrating its systems to all-digital. Post-transaction, Comcast will use its expertise and experience to accelerate digital migration of TWC’s systems, enabling Comcast to re-purpose bandwidth where needed to support more channels and VOD choices, bringing TWC customers the enhanced video experience that Comcast customers already enjoy, and winning back customers in the face of increasingly widespread and rigorous competition for customers’ time and attention.

Superior TV Everywhere Services: Comcast has also focused on adding value to its video service for customers by securing comprehensive digital rights from programmers like Disney, Fox, AMC, and Viacom, enabling Comcast to offer TV Everywhere and other streaming services to its customers. Through XfinityTV.com and Xfinity TV mobile apps, for example, Comcast cable customers can access over 50 live TV channels, and over 25,000 movies and TV shows,50 that can be watched anytime, anywhere,51 including by downloading programming to watch offline later. With this transaction, TWC customers will now enjoy the expanded content offerings that Comcast already makes available to its customers.

Even more, Xfinity content can be accessed in a variety of ways both at home and on the go. The Xfinity TV Go app allows users to access live and on-demand content across a range of devices, including iPhones, iPads, Android smartphones and tablets, and Amazon Kindle Fire tablets. Customers can also view this content directly from laptops and desktops by visiting XfinityTV.com. And customers can access their Xfinity on-demand content at home through an Xbox 360 rather than through a set-top box.

Faster Deployment Of IP Cable And Other Pro-Consumer Technologies: The combined company will also be strongly positioned to help advance the IP cable transition. As the FCC has observed, “[m]odernizing communications networks can dramatically reduce network costs, allowing providers to serve customers with increased efficiencies that can lead to improved and innovative product offerings and lower prices.”52

Accelerating the IP cable transition will yield a number of consumer and public interest benefits. IP cable:

50 In comparison, TWC customers can view up to 29 live channels and 6,500 hours of video content.

51 See Press Release, Comcast Corp., Xfinity TV Go Network Roster Tops 50 with Latest Update (Mar. 19, 2014), http://corporate.comcast.com/news-information/news-feed/comcast-customers-can-now-stream-more-than-50-live-channels-anytime-anywhere.

52 See Technology Transitions, Order, Report and Order, and Further Notice of Proposed Rulemaking, Report and Order, Order and Further Notice of Proposed Rulemaking, Proposal for Ongoing Data Initiative, GN Docket No. 13-5, FCC No. 14-5 ¶ 2 (rel. Jan. 31, 2014).

•	Enables consumers to access their cable and advanced video services in their homes on a wide variety of IP-enabled retail devices – video game consoles, tablets and other connected devices;53

•	Shifts more of the network intelligence to the cloud, thereby allowing the combined company to rapidly roll out new functionalities to consumers;

•
Reduces costs by allowing the combined company to simplify its existing distribution networks by relying on IP technology to transport all of its services and relying on innovative off-the-shelf IP-based retail devices and reducing its home equipment and inventory costs; and

•	Dramatically reduces energy consumption for consumer set-top boxes.

Comcast and TWC have each made significant investments in IP infrastructure, devices, and applications. Post-transaction, Comcast is committed to speeding the IP cable transition throughout the combined company’s expanded footprint, creating even greater value for customers.

Extension of NBCUniversal Commitments: As part of the transaction, Comcast will also extend several video service commitments from the NBCUniversal Order to all of the acquired TWC systems. These include Comcast’s commitments to diverse programming; children’s programming; broadcast station protections for local market integrity and retransmission consent negotiations; guaranteed carriage of non-commercial educational stations (that have must-carry rights and have relinquished their broadcast spectrum); and news neighborhood requirements.54

D.	The Transaction Will Enhance Competition For Voice Services.

The availability of voice services from cable companies has had significant pro-competitive and pro-consumer benefits, including lower prices and better service.55 Our voice

53 See, e.g., Yaron Raz, Migrating to IP in the Cable TV Environment: Benefits, Challenges, and Resolutions, CED, Oct. 16, 2013, available at http://www.cedmagazine.com/articles/2013/10/migrating-to-ip-in-the-cable-tv-environment-benefits-challenges-and-resolutions; Cable Edges to an IP Future, Digital TV Europe (July 3, 2013), http://www.digitaltveurope.net/74622/cable-edges-to-an-ip-future/ (“IP is seen as a desirable platform for video services as it will enable them to deliver multiroom and multiscreen services much more economically.”).

54 See Exhibit 4 (Day One Undertakings Memorandum, dated Feb. 13, 2014).

55 See, e.g., Press Release, FCC, FCC Approves Merger of AT&T Inc. and BellSouth Corporation, at 2 (Dec. 29, 2006) (noting that “the rapid growth of intermodal competitors – particularly cable telephony providers . . . is an increasingly significant competitive force in this market”); Connect America Fund, Report and Order and Further Notice of Proposed Rulemaking, 26 FCC Rcd 17663, App. I ¶ 5 n.11 (2011); Michael D. Pelcovits & Daniel E. Haar, Microeconomic Consulting & Research Associates, Inc., Consumer Benefits from Cable-Telco Competition, at ii, iii (Nov. 2007) (Cable-telco competition brought “direct consumer benefits of $4.0 billion to the cable companies’ customers and $19.5 billion in indirect consumer benefits due to the competitive response of the ILECs, for a total of $23.5 billion of consumer benefits.” It also projected that the total consumer benefits of such competition would be “more than $111 billion” between 2008 and 2012).

services have increasingly given residential and small business customers competitive alternatives for basic telephone service in the areas served by Comcast and TWC.

Comcast offers “Xfinity Voice” service to residential customers throughout the vast majority of its service territory, and as of December 2013, 10.7 million Comcast customers subscribed. Xfinity Voice offers users a long list of enhanced features made possible by Comcast’s industry-leading IP network, such as caller ID provided over a television, laptop, or mobile device, and Readable Voicemail. Similarly, Comcast’s Business VoiceEdge offers an even more robust voice platform for business users, and offers an important competitive choice for small, medium-sized, and larger enterprise businesses.

TWC has also made substantial strides in creating a robust voice service to compete with other voice providers. TWC was the first multiple system operator to introduce a mass-market, facilities-based digital voice service, and has now deployed digital voice throughout its geographic footprint. TWC serves approximately 5.3 million residential and business voice customers.

The transaction will bring together the best aspects of both companies’ digital voice services, creating best-in-class voice services for residential and business customers alike, and making Comcast a more effective competitor for voice services with ILECs and other providers.

E.	The Transaction Will Enhance Competition In The Markets For Business Communications And Wireless Backhaul Services.

Comcast and TWC are both upstart competitors in the market for business services in their respective service areas. Comcast has been actively signing up small and medium-sized businesses and institutions in its footprint for the past several years.56 TWC has also entered the small business marketplace, and has more experience providing advanced services to medium-sized businesses and some national accounts in its footprint.57 Comcast and TWC estimate that they have reached about 10 to 15 percent penetration of the local small and medium-sized business market, and a de minimis share of national business, in their respective geographic areas. The transaction will give the combined company the greater scale, coverage, and operating efficiencies necessary to compete more aggressively in these segments of the economy, especially for medium-sized, regional, and “super-regional” businesses.

Important Inroads Serving Small and Medium-Sized Businesses and Institutions: There are approximately 23 million small businesses in the United States. Together, they are the largest source of employment in the country.58 But for many small businesses and institutions, their existing choices for broadband are limited to expensive T1 services with download speeds

56 See Doug Mitchelson & Brian Russo, Deutsche Bank, Pay TV Guide / 4Q13 Wrap 35 (Mar. 6, 2014).

57 We generally view these market segments as follows: small business – fewer than 20 employees; medium-sized business – 20-500 employees often across multiple sites in different geographic locations, includes regional and super-regional; and national (enterprise) accounts – over 500 employees across many sites.

58 See Small Business Trends, U.S. Small Business Administration, http://www.sba.gov/content/small-business-trends (last visited May 4, 2014).

of only 1.54 Mbps, or even slower services.59 Where our companies have been able to compete for these important but underserved customers, legacy providers, including AT&T, Verizon, and CenturyLink, have quickly responded by upgrading their services, aggressively investing, and adding value for customers.60 And a 2013 research report indicates that new entry into these market segments has been decreased Ethernet pricing for business by 10 percent or more a year.61

Comcast’s business services division, known as “Comcast Business,” has helped provide a competitive alternative for small businesses, as well as institutions, by offering fiber-based (“on-net”) high-speed Internet (up to 150 Mbps), high-performance point-to-point and multi-point Ethernet services with the capacity to provide speeds of 1 Gig (and even as high as 10 Gigs), cloud computing, TV/programming, and voice services.62 This includes offering better, lower-cost broadband services to schools and school districts, which will advance the goals of the ConnectED initiative.63 And Comcast has also brought to thousands of pharmacies, barber

59 See Charlie Reed, Comcast-Time Warner Cable Merger to Create Fourth Largest Business Services Player, Telecom Reseller, Feb. 13, 2014, available at http://www.telecomreseller.com/2014/02/13/comcast-time-warner-cable-merger-to-create-fourth-largest-business-services-player/.

60 For example, AT&T and CenturyLink have intensified efforts to expand fiber to businesses and reduce cable’s speed advantage, with AT&T pledging to extend fiber to 1 million businesses in its footprint and CenturyLink increasing the number of fiber-fed buildings by 17 percent between the third and fourth quarter of 2013. See Sean Buckley, AT&T’s $14B Project VIP: Breaking Out the Business Service, U-verse Numbers, FierceTelecom, Sept. 24, 2013, http://www.fiercetelecom.com/special-reports/atts-14b-project-vip-breaking-out-business-service-u-verse-numbers; Glen Post, CEO, CenturyLink, Inc., Q4 2013 Earnings Call, Tr. at 5 (Feb. 12, 2014). And Verizon has added Google Apps for Business for its business customers. See Monte Beck, Vice President of Small Business Market, Verizon, Google Apps for Business Now Available for Verizon Customers, Google Official Enterprise Blog (Jan. 24. 2011), http://googleenterprise.blogspot.com/2011/01/google-apps-for-business-now-available.html. Similarly, CenturyLink has enhanced its Core Connect product for business by adding website design and hosting, domain name registration, fax over email, and data backup services. See Core Connect, Century Link Business, http://www.centurylink.com/smallbusiness/products/bundles/core-connect/ (last visited May 4, 2014).

61 See Insight Research Corp., US Carriers and Ethernet Services: 2013-2018, at 5 (Aug. 2013); see also TeleGeography, Global Enterprise Networks: Enterprise Service Pricing, at 16 (Jan. 2013) (“Median Ethernet market prices remain volatile, fluctuating considerably year to year. . . . With this said however, the long-term price trend is clearly down.”); id. at 20 (“As a growing number of carriers offer the service, [Virtual Private LAN Service] prices continue to decline.”); Craig Galbraith, CableCos Gain Ground in Ethernet, But AT&T, Verizon Still Lead, Channel Partners (Feb. 12, 2014), http://www.channelpartnersonline.com/news/2014/02/cablecos-gain-ground-in-ethernet-but-at-t-verizon.aspx (“Cable companies have developed a winning formula for the U.S. business Ethernet market. They are successfully leveraging their on-net fiber footprints to offer aggressive pricing and rapid service provisioning.”).

62 TWC has served the small business segment market as well. The combined company has the opportunity to provide new services to a host of small businesses in the TWC markets, and to provide those businesses with options, pricing, and attention that the incumbent providers have not offered.

63 For example, by using Comcast for broadband services, a Chicago school district is saving “about 42 percent over what we were spending with AT&T.” Denys Bucksten, District 112 Will Have A Tenfold Increase In Bandwidth This Year To Improve Internet Access, Chi. Trib., Aug. 12, 2013, available at http://articles.chicagotribune.com/2013-08-12/news/ct-tl-lk-0815-highland-park-school-technology-20130812_1_north-shore-district-district-112-bandwidth. And in Pennsylvania, Comcast was able to provide a number of school districts with connectivity to the PA IUnet, an online, statewide, private network that allows shops, dry cleaners, and restaurants a value proposition that was far better than had previously been available – lower price, more attractive product offerings, and better customer service.64

TWC has made significant progress breaking into both the small and medium-sized business segment in its footprint, including an investment in NaviSite, a company that allows TWC to offer cloud-based services to medium-sized business customers.65

Nevertheless, Comcast and TWC have faced constraints in attempting to replicate their market success on a larger scale. The added scale and geographic reach, as well as complementary strengths afforded by the transaction, will enhance the combined company’s ability to be a more significant player in the medium-sized business segment and beyond. In addition, the geographic rationalization of systems resulting from the Charter-related transactions will further advance these efforts.

Medium-Sized, Regional, and “Super-Regional” Businesses Will Especially Benefit from the Transaction: The transaction, along with the geographic rationalization of systems realized from the Charter-related transactions, will create a substantial opportunity for the teachers and students to communicate, collaborate, and share resources. According to Jared Mader, director of education technology for the Lincoln Intermediate Unit, which helped facilitate the agreement, “Comcast has allowed many of our districts to increase their bandwidth exponentially – and in some cases for half the price –which has given them access to cloud computing, video conferencing, and other online educational tools that had previously been cost-prohibitive for them.” Pennsylvania Districts Get Low-Cost Ethernet Services, School CIO (Jan. 31, 2014), http://www.schoolcio.com/cio-feature-articles/0109/back-office-business/54654.

64 See J.T. Ramsey, Q&A with Bill Stemper, President of Comcast Business Services, Comcast Voices (Feb. 12, 2013), http://corporate.comcast.com/comcast-voices/qa-with-bill-stemper-president-of-comcast-business-services (describing evolution of Comcast’s Business Services). For example, Utz Quality Foods is using Comcast Business Ethernet and Business Trunks to connect multiple office locations and distribution centers throughout the Eastern United States, reporting that it realized a significant cost savings while enjoying more bandwidth than what its T1 lines had provided. Utz Upgrades Connectivity for Offices, Distribution Centers, Evening Sun (Apr. 24, 2013), http://www.eveningsun.com/news/ci_23096622/utz-upgrades-connectivity-offices-distribution-centers-including-hanover.

65 Although Comcast only launched its efforts in the medium-sized business segment in 2010, it has already been recognized for its innovations, winning a variety of Carrier Ethernet awards, including 2013 Metro Ethernet Forum awards for Regional Service Provider of the Year, Best Marketing, and Best Carrier Ethernet Business Application, as well as a 2012 Best Practices Award from Frost & Sullivan for North American MSO Ethernet Services Competitive Strategy Leadership. See Press Release, Comcast Corp., Comcast Introduces New Metro Ethernet Services for Mid-Sized Businesses (May 16, 2011), http://corporate.comcast.com/news-information/news-feed/comcast-introduces-metro-ethernet-services-to-address-bandwidth-application-and-reliability-requirements-of-mid-sized-businesses; Bill Stemper, Comcast Wins Metro Ethernet Forum Service Provider of the Year Award, Comcast Voices (Nov. 22, 2013), http://corporate.comcast.com/comcast-voices/comcast-wins-metro-ethernet-forum-service-provider-of-the-year-award. Similarly, Union Bank in Ohio switched from T-1 broadband lines provided by telecommunications carriers to Time Warner Cable. The bank’s data transmission speed doubled from 1.5 Mbps on the old T-1 lines to 3 Mbps bandwidth on Time Warner Cable’s fiber-optic network, “the bank’s data congestion problems are a thing of the past,” its “most stringent network security needs” are being managed, and it experienced “a tremendous reduction” in broadband service costs. See Time Warner Cable, Case Study, The Union Bank Company Cashes in on Blazing Fast Ethernet and Managed Security Services from Time Warner Business Class, http://www.timewarnercable.com/en/business-home/resource-center/case-studies/union-bank-company.html (last visited May 4, 2014).

combined company to reach and serve more medium-sized businesses, as well as regional and “super-regional” businesses, bringing added competition to these important market segments. For example, many small businesses are franchises that have a number of locations across a region. Given the limits of their current footprints, it is difficult for Comcast and TWC to offer seamless advanced services to these businesses. The transaction will change that.

Because the two companies’ offerings are limited to locations within their respective footprints, businesses with locations in other parts of the country have either relied on providers with larger footprints of on-net building connections, like AT&T, Verizon, CenturyLink, tw telecom, and Level 3; negotiated multiple different accounts with different providers; or used an “aggregator” that cobbles together – for a “middleman” fee and other additional costs – a multi-provider solution for the business.

Understandably, business customers often prefer the higher level of reliability that results when a network is built to a common set of technical standards and managed by a single network operations center, and for which a single point of contact offers support for technical or other customer-service issues. As a result, cable companies too often are seen as not being able to make a competitive offering in this market segment.66 This has impeded Comcast’s and TWC’s ability to compete for some business customers in their current footprints.

After the transaction, and the planned Charter-SpinCo divestitures, the combined company will have operations in 16 of the 20 largest DMAs, including New York and Los Angeles. This greater coverage, along with the geographic rationalization of systems resulting from the Charter-related transactions, will encompass significantly more multiple-regional business locations, allowing Comcast to compete more aggressively for these customers. As our experiences in the small and medium-sized business and institutional segments show, greater competition should spur price reductions and service innovations by other providers that will ultimately redound to the benefit of consumers.

Large Businesses: Similarly, AT&T, Verizon, and CenturyLink have generally dominated the market for national business accounts. TWC has made some minor inroads into this market segment, and the combined company will benefit from that experience. By providing greater scale and coverage, and accelerating the build-out of the combined company’s fiber network to additional business locations, the transaction will help position Comcast as a more viable competitor for wholesale Ethernet and fiber services, as an alternative to the ILECs’ high-priced special access services for some larger businesses. More competition and choices for these accounts should again lead to lower prices and better service.

Wireless Backhaul: Wholesale wireless backhaul is another significant opportunity created by the transaction. Wireless backhaul facilities carry voice and data communications from cell sites, businesses, wireless Internet access points, and other facilities to the public telephone network and the Internet. TWC currently provides wireless backhaul to approximately

66 As tw telecom has observed, “with the exception of maybe some regional types of deals that some of the cable companies might be putting over their networks in some of the tighter regions, we really don’t see them as a competitor for these larger multi-city complex deals that we’re doing.” Larissa Herda, Chairman & CEO, tw telecom inc., Q4 2013 Earnings Call, Tr. at 11 (Feb. 12, 2014).

14,000 cell sites. With the recent acquisition of DukeNet, TWC also obtained an 8,700-mile regional fiber-based network that provides wholesale wireless backhaul and other business services to customers in North Carolina, South Carolina, and five other states in the Southeast. But in 2013, even when added together, Comcast and TWC had only an estimated 2.8 percent market share in these services.67 By combining the companies’ resources and business expertise, Comcast can compete more effectively, post-transaction, to provide backhaul services to wireless cell sites. This, in turn, should help lower wireless prices and speed the transition of wireless infrastructure to fiber.

F.	The Transaction Will Accelerate The Deployment And Adoption Of Next-Generation Cable Advertising Technologies That Will Benefit Advertisers And Consumers.

The transaction also will accelerate the expanded deployment and adoption of next-generation cable advertising technologies, such as inserting targeted ads in VOD and other content, called “dynamic ad insertion” and “addressable advertising.” These innovations will create new benefits for advertisers, content providers, and consumers alike.

Traditionally, VOD advertising was static: the ads were inserted in advance and could not be later modified.68 Dynamic ad insertion transforms this platform by separating the ads from the programming stream and dynamically inserting them into VOD – and also other platforms like TV Everywhere and even cloud DVR. This service gives advertisers the flexibility to adapt and tailor their messages in a more timely manner, providing them with new and flexible access to the increasingly large segment of consumers who engage in time-shifted viewing or view content using devices other than a traditional television (e.g., a laptop or desktop computer, tablet, or phone).69

Although Comcast and TWC have both been experimenting with dynamic ad insertion in VOD and TV Everywhere programming, the required technology is expensive and neither company has deployed the service across its current footprint. With the ability to offer one standard VOD and TV Everywhere platform across the combined company’s larger footprint, Comcast will be able to unlock the real potential for next-generation VOD and online

67 See Charlie Reed, Comcast-Time Warner Cable Merger to Create Fourth Largest Business Services Player, Telecom Reseller, Feb. 13, 2014, available at http://www.telecomreseller.com/2014/02/13/comcast-time-warner-cable-merger-to-create-fourth-largest-business-services-player/.

68 See Amol Sharma & Suzanne Vranica, On Demand: Quick Ad Switch, Wall St. J., May 27, 2013, available at http://online.wsj.com/news/articles/SB10001424127887323336104578503572001847946.

69 See, e.g., Comcast Spotlight, Dynamic Ad Insertion: Unlocking the Value of Video on Demand, at 6, 9, available at http://www.comcastspotlight.com/takefive/assets/Take_Five_10_DAI_Webcast_FINAL.pdf. Nielsen estimates that between 2011 and 2013 the average time spent per adult per day watching time-shifted television has increased from 25 minutes to 32 minutes. Additionally, the time using the Internet, a smartphone, or a multimedia device has increased from 112 minutes to 130. See Nielsen Co., An Era of Growth: The Cross-Platform Report, at 9 (Mar. 5, 2014), available at http://www.nielsen.com/us/en/reports/2014/an-era-of-growth-the-cross-platform-report.html.

advertising.70 Being able to spread the costs for the service over an expanded customer base will allow for greater investment in developing and enhancing this technology. It will also make the service itself more attractive to advertisers by enabling them to target a larger audience that can be reached using these innovative platforms. Advertisers and ratings agencies, moreover, will more likely unite around common audience measurement and effectiveness tools for these new platforms and ad technologies, which in turn will create greater momentum for their adoption. And, by extending Comcast’s industry-leading VOD and TV Everywhere content, platforms, and digital rights to TWC’s systems, the transaction will create additional advertising options in these areas, particularly in the key markets of New York and Los Angeles.

Similar benefits may result for addressable advertising technology.71 Addressable advertising allows marketers to replace geographic zone targeting (i.e., advertising targeted at specific zip codes or neighborhoods) with advertising targeted to individual households based on demographics and other household-specific characteristics.72 The advertiser identifies the preferred demographics of its target audience, and then the cable operator targets ads to matching neighborhoods or households using various data as permitted under the Cable Act’s stringent privacy protections. Addressable advertising offers important benefits to existing advertisers who can improve the efficiency and cost-effectiveness of their marketing efforts, and it may provide a new option to advertisers that might not previously have considered the cable television medium because their products appeal to narrow niche markets rather than a mass market.

In addition to providing the greater scale and investment potential for this new technology, the transaction will allow Comcast to extend its addressable ad technology to the retained TWC systems, including key advertising markets like New York, Los Angeles, and Dallas, creating attractive new options for advertisers to reach video audiences efficiently.73

70 Forty percent of Comcast’s VOD viewing is in the C3 window. See Jeff Baumgartner, Advanced Ads: 40% of Comcast VOD Viewing Is in C3 Window, Multichannel News, Feb. 28, 2014, available at http://www.multichannel.com/distribution/advanced-ads-40-comcast-vod-viewing-c3-window/148580. Comcast had about one billion dynamic ad insertion impressions last year and expects to double this in 2014. Id.

71 See Ryan Joe, CES 2014: Advances in Addressable TV, Ad Exchanger, Jan. 14, 2014, http://www.adexchanger.com/digital-tv/ces-2014-advancements-in-addressable-tv/.

72 See Jeanine Poggi, The CMO’s Guide to Addressable TV Advertising, Advertising Age, Feb. 19, 2014, available at http://adage.com/article/cmo-strategy/cmo-s-guide-addressable-tv-advertising/291728/.

73 The advertising success of other technology-focused companies – with an even more expansive reach (and earlier start) than the combined company would have – underscores the benefits of scale for developing next-generation advertising technologies that enable more precise audience targeting. For example, Google’s advantage in targeted advertising technology is well documented; it is recognized as “far and away the biggest player in the ad-tech industry,” serving over 300 billion ad impressions per month. See Alex Kantrowitz, Just Look At How Google Dominates Ad Tech: Rate New Data Shows Just How Big Google’s Ad-Tech Advantage Is, Advertising Age, Oct. 18, 2013, available at http://adage.com/article/digital/google-dominates-ad-tech/244824/. And the once nascent mobile advertising space has now seen huge growth thanks to efforts by Facebook and Google. See Victor Luckerson, The Mobile Ad Market is Exploding Because of These Two Companies, Time, Mar. 19, 2014, available at http://time.com/#30517/the-mobile-ad-market-is-exploding-because-of-these-two-companies/. Google netted 49 percent of all mobile ad revenue in 2013, and is projected to earn $14.7 billion in mobile ad revenue this year. Id.

The enhanced value and benefits of addressable advertising will be particularly significant when combined with dynamic ad insertion capabilities.74 For the first time, advertisers of all types and sizes, including national advertisers, seeking to target customers with spot cable advertising in certain key markets across the country will be able to look to the combined company to insert their timely, dynamic, addressable ads in a VOD asset or other platform.75

These next-generation advertising technologies are not just a good opportunity for advertisers – they also will help programmers by allowing them to better monetize VOD, providing a new source of revenue to support high-quality programming and reducing pressure on affiliate fees. This should encourage programmers to make more of their content available for free on VOD, including “banking” entire past seasons on VOD to allow consumers to catch-up, as USA Networks recently did with “Suits.”

Ultimately, consumers will benefit by receiving more highly popular content at little or no extra cost, while receiving advertisements, promotions, and discounts that are more relevant to them and their families.

G.	The Transaction Will Generate Other Significant Public Interest Benefits.

Although the transaction stands on its own merits, there are other significant public interest benefits that will result from additional voluntary commitments that Comcast is prepared to make as part of the transaction.

Continued Focus On Improving Customer Service: Improving the customer experience is a top priority at Comcast. We are investing billions of dollars in our network infrastructure and are developing innovative products and features to make it easier and more convenient for our customers to interact with us. While our satisfaction results are beginning to rise, we know we still have work to do and are laser-focused on continuing to improve our customers’ experiences in a number of ways.76

Facebook, with 172 million users in the U.S. and Canada alone, earned 53 percent of its ad revenue, or $1.37 billion, from next-generation mobile ads.

74 See Jeanine Poggi, NBC Universal to Start Selling Addressable Ads in Video on Demand: ‘NBCU+ Powered By Comcast’ Will Expand VOD Addressability,” Advertising Age, Jan. 30, 2014, available at http://adage.com/article/media/nbcu-comcast-partner-advanced-advertising-product/291401/.

75 See Jon Lafayette, What a Comcast-TWC Merger Would Mean for the Rest of the TV Business, Broadcasting & Cable, Feb. 17, 2014, http://broadcastingcable.com/sites/default/files/public/CommFeb17.pdf (“[T]he merger hastens tech innovation on the advertising front, as it ‘eventually harmonizes 30 million households on a common ad tech platform.’ That could enable addressable advertising and dynamic ad insertion in VOD, something that industry consortium Canoe Venture could never do....”) (quoting Tim Hanlon, CEO, Vertere Group).

76 See Exhibit 5 (“Investing in the Customer Experience – Innovating to Drive Change – Generating Measurably Improved Results”).

Comcast has improved its customer satisfaction ratings significantly. Since 2010, Comcast has increased its J.D. Power’s Overall Satisfaction score by nearly 100 points as a video provider, and close to 80 points in High Speed Data – more than any other provider in our industry during the same period.

In a recent report on Comcast’s 2013 fourth quarter performance, well-regarded industry analyst Craig Moffett likewise said that Comcast’s customer service has “improved by light-years.”77

Among other things:

•	97 percent of Comcast service calls now take place within scheduled appointment windows.

•	Comcast’s repeat visits for installations and service appointments are down approximately 20 percent since 2010.

•
Comcast now offers more self-installation options that enable customers to install and activate services without a service call. In 2013, 42 percent of customers self-installed services compared to 30 percent in 2012.

•	Comcast has enabled more self-service options, including access to the same diagnostic tools used by agents.

•	More than one-third of customers manage accounts online, a 42 percent increase over the prior year.

Comcast knows that it needs to maintain its focus on improving customer service, and will bring this same commitment to TWC customers. In addition, the substantial investments Comcast will make in upgrading TWC’s systems should improve network reliability and significantly reduce the trouble call rate that TWC has previously experienced.

Extending Internet Essentials: As Comcast announced just a few weeks ago, it is committed not only to extend Internet Essentials indefinitely, but also to continue to enhance the program.78 By extending and expanding the Comcast program to reach new geographic areas –including the large metropolitan areas of New York, Los Angeles, and Dallas/Ft. Worth – the transaction will help to connect many thousands of additional low-income households to today’s high-speed Internet.

Diversity Commitments: Comcast is recognized nationally for its commitment to promoting diversity. Comcast’s diversity program is founded on a variety of commitments

77 See MoffettNathanson Research, Comcast Q4 2013: Boardwalk Empire, at 2 (Jan. 28, 2014) (emphasis added).

78 See Press Release, Comcast Corp., Comcast Extends National Broadband Adoption Program for Low-Income Families (Mar. 4, 2014), http://corporate.comcast.com/news-information/news-feed/internet-essentials-2014.

memorialized in three Memoranda of Understanding with diverse leadership organizations in 2010 in connection with the NBCUniversal transaction. Those voluntary undertakings span five key focus areas across all aspects of our business: (1) governance, (2) workforce recruitment and retention, (3) procurement, (4) programming, and (5) philanthropy and community investment.79

Since approval of the NBCUniversal transaction, Comcast has made demonstrable progress toward these goals, in many cases exceeding its commitments and expanding upon them with new or modified initiatives. Since the closing of the NBCUniversal transaction, the numbers of people of color and women have increased among Comcast’s executive leadership, vice president and above (“VP+”), and director levels, and in the full-time U.S. workforce overall. At the most senior levels, as of year-end 2013, people of color comprised 18 percent of Comcast employees holding VP+ positions, as a result of a 32 percent increase in the number of people of color in these positions since year-end 2010. Women comprise 36 percent of the VP+ positions, as a result of a 21 percent increase in the number of women in these positions since year-end 2010. Publications across the country, including news outlets that focus exclusively on diversity, have recognized Comcast as an employer of distinction.80

Comcast has similarly demonstrated the seriousness of its resolve to create more opportunities for diverse suppliers, increasing its total Tier I spending with diverse suppliers to over $1.3 billion in 2013 alone – a 44 percent increase since the year before the NBCUniversal transaction.81 And Comcast also committed to further the interests of minority entrepreneurship through the creation of a $20 million Catalyst Fund, focused on providing training and seed funding to minority start ups. These examples are only a sampling of Comcast’s efforts to promote diversity.82

In addition, for the past three years, Comcast has received advice and guidance from its Joint Diversity Advisory Council (“Joint Council”), a unique external advisory group consisting of more than 40 nationally recognized advisors on diversity from business, community-based organizations, and the media/entertainment industry, representing a broad spectrum of diverse constituents and perspectives. The company ensures transparency and measurement of progress

79 See Third Annual Report of Compliance with Transaction Conditions, MB Docket No. 10-56 (filed Feb. 28, 2014), http://corporate.comcast.com/images/MB-10-56-C-NBCU-Annual-Compliance-Report-2013-2014-02-28.pdf (“Third Annual Compliance Report”) (chronicling Comcast’s comprehensive diversity efforts on each of these fronts).

80 Similarly, Women in Cable Telecommunications (“WICT”) recently released its 2013 PAR Survey results. Comcast tied for first among operators as “Best in Women” and NBCUniversal is first among programmers.

81 Comcast’s supplier diversity program has been recognized by Black EOE Journal; Hispanic Network Magazine; Professional Women’s Magazine; and U.S. Veterans Magazine.

82 Comcast is also a leader in supporting and honoring the serving military and in hiring the nation’s veterans. Comcast has been recognized as a 2012 G.I. Jobs Top 100 Military Friendly Employer and a 2013 U.S. Veterans Magazine Top 100 Best of the Best Veteran Friendly Company, and is a recipient of the 2012 U.S. Chamber of Commerce Foundation’s Lee Anderson Award for its commitment to veteran employment and support as a key partner in their national “Hiring our Heroes” initiative.

through rigorous benchmarking and reporting processes, including regular reports to the Board, Internal Diversity Councils, and external Joint Council.

Post-transaction, Comcast will bring its best-in-class diversity programs to the combined company as well. In addition, Comcast will incorporate some of TWC’s diversity programs and practices that enhance its own. Like Comcast, TWC also has internal councils for oversight of its diversity programs. The transaction will afford Comcast the opportunity to ensure that the best and most effective approaches to governance are deployed throughout the combined company. Promptly following the close of the transaction (within 120 days or so), Comcast will develop a new master strategic plan that will set forth the vision and goals for the combined company’s diversity programs, similar to the plan adopted shortly after the NBCUniversal transaction closed. The new plan, like the existing plan, will be formulated with the advice of the Joint Council. This transaction will afford Comcast the opportunity to ensure that the best and most effective approaches to governance for diversity and inclusion are deployed throughout the combined company by extending Board, executive Internal Diversity Council, and Joint Council review to TWC systems.

Expanding Accessible Solutions To Disabled Consumers: Both Comcast and TWC have been deeply committed to providing accessible solutions to consumers with disabilities. TWC currently supports many accessibility services, including closed captioning on its TWC TV apps on a wide range of device platforms,83 voice-to-text features for its phone services,84 and large-button remote controls.85

Comcast’s goal is a “Smart Home for Everyone,” where accessibility is enabled across products and services, regardless of platform. Comcast has a dedicated full-time office to coordinate accessibility efforts throughout the company and with the disability community,86 as

83 See, e.g., Is Closed Captioning Supported on the TWC TV for iPad App?, Time Warner Cable, http://www.timewarnercable.com/en/residential-home/support/faqs/faqs-tv/twctvapp/twctvforip/is-closed-captioning-supported.html (last visited May 4, 2014). The TWC TV apps on the following devices support closed captioning: iPhone, iPad, iPod Touch; Android Smartphones & Tablets; Kindle Fire HD/HDX; Roku Streaming Players (generations 2 & 3); Xbox 360; and Samsung Smart TV (2012 – 2014 models). Captioning also is supported on PCs via TWCTV.com.

84 See VoiceZone from Time Warner Cable, Time Warner Cable, http://www.timewarnercable.com/content/twc/en/residential-home/phone/features/voicezone.html (last visited May 4, 2014).

85 See Solutions for Everyone, Time Warner Cable, http://www.timewarnercable.com/en/residential-home/support/accessibility.html (last visited May 4, 2014) (detailing accessibility solutions on TWC systems). TWC also has been a strong advocate for expanding broadband access for persons with disabilities. See, e.g., Krishna Jayakar, Between Markets and Mandates: Approaches to Promoting Broadband Access for Persons with Disabilities, Time Warner Cable Research Program on Digital Communications (Fall 2012), available at www.twcresearchprogram.com/publications.php.

86  A key facilitator of innovation at the company is the Comcast Accessibility Lab. This is a working lab at the Comcast Center in Philadelphia specifically designed for the development and testing of accessible solutions. The Lab is used by Comcast’s product development teams to incorporate assistive technologies into new products and services. It also is utilized for focus groups and usability testing with consumers and to help educate Comcast’s employees about accessibility.

well as a dedicated customer support team of 22 agents in the new Comcast Accessibility Center of Excellence.87

Like TWC, Comcast has invested heavily in new technologies and initiatives for accessibility. For example, Comcast is leveraging the X1 cloud-based platform to deliver the first “talking guide” in the MVPD industry. The remote control for the X1 platform – known as the XR2 – also includes “soft keys” that a customer with a disability will be able to configure to enable quick access to the talking guide and other accessibility features, such as closed captioning and video description.88 Comcast has also deployed a Readable Voicemail service, which converts voicemail audio into text and aids deaf and hard-of-hearing customers in accessing their voicemail. And our Xfinity Connect Mobile App, which enables access to email, text, and other online services on tablets and smartphones, is screen reader-enabled for blind and low-vision users.89

Post-transaction, Comcast is committed to extending the very best accessibility features, including those developed by TWC, across the combined company’s new footprint. TWC customers with disabilities will also have access to our specially trained customer support agents and back-office support functions.

A More Secure Network: As leading providers of broadband network services, Comcast and TWC work diligently to assess, deter, and neutralize cybersecurity vulnerabilities and threats. Because cybersecurity threats implicate all elements of the broadband ecosystem – the physical network layer, operating systems, applications, data in storage and transiting the network, and end-user access points – broadband providers must employ network-level measures and technologies in concert with consumer-based security tools.

87 See Press Release, Comcast Corp., Comcast Debuts Accessibility Support Team and Product Lab (Oct. 28, 2013), http://corporate.comcast.com/news-information/news-feed/comcast-debuts-new-accessibility-offerings-during-national-disability-awareness-month; Accessibility Services for Customers with Disabilities, Comcast Corp., http://customer.comcast.com/help-and-support/account/accessibility-services#Help (last updated Jan. 10, 2014).

88 NBCUniversal is likewise an industry leader in providing closed captioning for online content. NBCUniversal captioned online video well before the Commission required such captioning, and also voluntarily captions an unprecedented amount of online content not subject to the Commission’s rules, such as news clips on the NBC News and Today Show websites and Internet-only video feeds for the 2014 Sochi Olympics. See Tom Wlodkowski, Bringing the Olympic Experience to More People in More Ways Than Ever Before, Comcast Voices (Feb. 10, 2014), http://corporate.comcast.com/comcast-voices/bringing-the-olympic-experience-to-more-people-in-more-ways-than-ever-before (also noting that NBCUniversal will broadcast over 50 hours of the Sochi Paralympics and that the full NBC Sports Network Paralympics primetime show will be available on Xfinity On Demand, Xfinity.com/TV, and the Xfinity TV Go app the next day).

89 In addition, Comcast is deploying a number of innovative solutions aimed at ensuring that the accessibility features of its equipment work properly. For example, Comcast has adopted a caption compliance testing program for set-top boxes that has shortened quality control testing cycles for new box models from several weeks to a matter of days. It has also started deploying a first-of-its-kind network monitoring tool that detects remotely when cable program streams are non-compliant with industry standards for closed captioning and video description, giving Comcast the ability to proactively troubleshoot these issues and quickly mitigate closed captioning and video description impairments and service interruptions. These equipment testing and monitoring activities will be expanded to TWC systems as those systems are integrated into Comcast’s network.

Comcast has increased its investment in security assets and resources by over 300 percent in the last four years. Comcast is the first large ISP in North America to fully implement Domain Name System Security Extensions (“DNSSEC”), an enhanced level of Internet security that ensures the authenticity of websites and prevents consumers from being unwittingly directed to fraudulent replicas of those sites.90 And Comcast is the largest ISP to deploy native IPv6 support, the next generation of IP addressing, to 100 percent of its network.91 IPv6 provides several features that improve overall network speed and functionality. The transaction will extend DNSSEC and IPv6 to all the TWC systems, enhancing cybersecurity protections for millions of consumers and businesses.

Comcast also operates a centralized security organization that oversees the full array of the company’s cybersecurity resources and policies. An internal 24/7 security response and operations center enforces these policies. In addition, Comcast has made significant investments in network sensors, threat intelligence-gathering capabilities, and internal cybersecurity forensics, enabling the company to engage in pattern-based detection and other threat-monitoring measures that strengthen its defenses in the constantly changing cyber threat landscape. These capabilities help repel sophisticated cyber incursions. Post-transaction, Comcast will expand and extend this proven security organization across the combined company’s footprint.

The transaction will further benefit TWC broadband customers by providing them with new tools and capabilities to protect against cyber threats. Comcast’s Constant Guard security suite is the nation’s most advanced and comprehensive consumer-facing cybersecurity product, designed to protect end-users’ privacy, identity, and digital assets. Constant Guard is offered free to all Comcast customers, and will be made available to current TWC customers. Comcast also provides separate “botnet” notification to potentially infected customers, whether or not they use Constant Guard.92 And Comcast has made additional investments in technologies that detect and contain malicious network traffic before it traverses network components or reaches end-user devices.

The transaction will allow Comcast to integrate and scale these many cybersecurity features and resources, along with some of the cutting-edge cybersecurity features and advances developed by TWC. As a result, the combined company’s cybersecurity capabilities will be improved in ways that could not be as effectively accomplished by either Comcast or TWC alone.

90 See Jason Livingood, Comcast Completes DNSSEC Deployment, Comcast Voices (Jan. 10, 2012), http://corporate.comcast.com/comcast-voices/comcast-completes-dnssec-deployment.

91 See John Brzozowski, Comcast Launches IPv6 for Business Customers, Comcast Voices (Apr. 29, 2013), http://corporate.comcast.com/comcast-voices/comcast-launches-ipv6-for-business-customers.

92 See Constant Guard - Our Safe Network, Comcast Corp., http://constantguard.comcast.net/our-safe-network (last visited May 4, 2014).

III.	Promises Made And Promises Kept – Our Record.

Congress and the public can count on Comcast to deliver these pro-consumer, pro-competitive, and public interest benefits in this transaction, just as Comcast has done in each of our prior transactions. When Comcast makes promises, it keeps them.93

For example, Comcast has already surpassed most of the broadband requirements in the NBCUniversal Order by:

•
Expanding the original eligibility criteria for our Internet Essentials broadband adoption program multiple times and connecting 1.2 million low- income Americans, or more than 300,000 families, to the Internet at home;

•
Expanding our broadband network by approximately 6,300 miles, or 41 percent more than the total 4,500 miles required to satisfy the year-three commitment in the Order. In addition, Comcast extended its broadband plant to over 715,000 additional homes, or approximately 80 percent more than the year-three milestone of 400,000 homes-passed;

•
Adding over 650 courtesy video and broadband Internet access accounts to schools, libraries, and other community institutions in underserved areas in which broadband penetration is low and where there is a high concentration of low income residents (the conditions required 600); and

•
Far exceeding the requirement to have a broadband service tier of at least 12 Mbps down in our DOCSIS 3.0 markets. In fact, in the top 30 Comcast markets, our Performance tier is at least 20 Mbps downstream, and our Extreme 105 Mbps down tier is also available.94

93 See Exhibit 6 (comprehensive review of Promises Made/Promises Kept from NBCUniversal transaction). The conditions in the NBCUniversal Order cover 15 separate substantive and multi-faceted areas, amounting to a total of more than 150 separate specific requirements. Out of these, the FCC has only found it necessary to investigate one issue. In 2012, the FCC investigated Comcast’s compliance with the standalone broadband condition, including issues concerning rate cards reflecting the new tier and the clarity of language used on Comcast’s website for the first few weeks after the new tier was implemented. Comcast promptly resolved the FCC’s concern, and there was no finding of a violation. Comcast had made a good faith effort to comply with the condition as it understood the requirement, but the FCC questioned whether the service should have been rolled out in a different way. In resolving the issue, Comcast agreed to extend the commitment to offer this standalone service at a specific price point for one extra year to make sure its customers received the full benefit of it. Currently, a substantial number of Comcast customers subscribe to standalone broadband.

     Separately, a dispute arose between Comcast and Bloomberg TV over interpreting what the language of the “neighborhooding” condition in the NBCUniversal Order meant. Both parties asked the FCC to clarify the requirement. Once the FCC did so, Comcast complied with it. Comcast remains Bloomberg TV’s largest distributor, and the parties have a strong business relationship. The FCC’s Media Bureau also reviewed relevant contract provisions in certain NBCUniversal license agreements, as part of a benchmark arbitration under the NBCUniversal Order, and agreed with NBCUniversal that each of these agreements precluded the licensing of content to an OVD for ad-supported exhibition.

94 See Third Annual Compliance Report, at 2, 7, 19-20; Exhibit 3 (Internet Essentials graphic).

Similarly, Comcast has met or exceeded each of its video service obligations and commitments in the NBCUniversal Order:

•
Preserving and enhancing local news programming, and exceeding the required amount of 1,000 hours of regularly scheduled local news programming by providing approximately 1,500 hours for NBC Owned Television Stations and approximately 1,300 hours for the Telemundo Station Group;

•	Nearly doubling the three-year milestone of 20,000 VOD choices at no additional charge, by offering an average of nearly 40,000 free VOD choices to Comcast customers in 2013;

•	Going above and beyond its commitment to provide “more” children’s and family-friendly VOD content within three years by adding over 1,000 VOD choices appealing to these audiences;

•	Similarly adding 355 Telemundo and mun2 VOD programming choices;

•	Already launching five of the ten new independent networks Comcast committed to launch within eight years, four of which are minority owned or managed;

•
Launching new local and public interest content on its VOD and Online platforms, including as part of 2013’s Black History Month, Asian Pacific American Heritage Month, LGBT Pride Month, Native American Heritage Month, and Hispanic Heritage Month; and

•
Exceeding by four times its public service announcement (PSA) spending commitment of $15 million, by airing PSAs worth over $61 million covering key categories, such as digital literacy, parental controls, nutritional guidelines, and childhood obesity.95

Comcast is also dedicated to continuing its longstanding support of PEG access programming. Not only is Comcast the largest distributor of PEG access programming in the country, but it also is innovating PEG channel access by providing X1 platform customers the ability to stream PEG channels to computers and mobile devices. In addition, as a part of the NBCUniversal commitments, Comcast has promoted the discovery of local content by hosting PEG and hyper-local content on VOD and Online On Demand in six pilot communities through “Project Open Voice.”96 Post-transaction, Comcast will continue to develop PEG offerings

 95 See David L. Cohen, Comcast and NBCUniversal File Third Annual Compliance Report on NBCUniversal Deal, Comcast Voices (Mar. 3, 2014), http://corporate.comcast.com/comcast-voices/comcast-and-nbcuniversal-file-third-annual-compliance-report-on-nbcuniversal-deal.

96 Project Open Voice, launched in 2011, is a Comcast initiative that “broaden[s] the discovery of local content, including public, educational and government (PEG) programming.” About Project Open Voice, http://projectopenvoice.com/about/ (last visited May 4, 2014). It currently operates in the trial markets of based on community needs and to work to provide robust and meaningful PEG programming to local communities.

And beyond these services-specific commitments, Comcast has also delivered on its corporate-wide promises by launching numerous new diversity initiatives, including the creation of internal and external diversity councils that direct the company’s efforts respecting diversity in governance, employment, procurement, programming, and community investment. NBCUniversal has long been a leader in offering diversity development programs to improve the interest and presence of diverse writers, directors, journalists, and on-screen personalities. Under Comcast’s leadership, NBCUniversal has added even more signature programs.97

Comcast has similarly met or exceeded each of its investment and upgrade commitments in the AT&T Broadband (2002) and Adelphia (2006) transactions.98 And, both in connection with its part of the Adelphia transaction, and in its most recent acquisition of Insight Communications (2012), TWC has done the same – successfully integrating and upgrading systems and delivering on the FCC’s expectations in approving those transactions.

Comcast and TWC will work together to meet, if not exceed, their commitments in this transaction, as well.

IV.	The Transaction Will Not Harm Competition.

Both companies welcome review of the transaction by Congress, the DOJ, the FCC, and others. We are confident that multiple objective factors will allay any reasonable concerns about the transaction.

A.	This Is Not A Horizontal Transaction, And There Will Be No Reduction In Consumer Choice In Any Market.

As we noted earlier, Comcast and TWC serve geographically separate and distinct markets and do not compete for broadband, video, voice, or other services. The transaction will not reduce consumer choice for any of these services in any market. This transaction is very different from a horizontal merger, like the recent proposed AT&T/T-Mobile combination.

Peterborough, NH, Medford, MA, Philadelphia, PA, Hialeah, FL, Houston, TX, and Fresno, CA, creating portals for local media online and On Demand content. See id.

97 These include fellowships and initiatives to identify and cultivate new and diverse writers, directors, journalists, and casting directors.

98 As promised in the AT&T Broadband transaction, Comcast invested over $8 billion in capital improvements to upgrade its cable systems and build out a record 53,000 miles of fiber during 2004, meeting and exceeding every upgrade target that it had established and ensuring that 99 percent of its customers had access to a two-way broadband network. And after its acquisition of customers from Adelphia, Comcast invested billions to bring the systems it acquired up to Comcast’s standards, and did so in record time. Since then, Comcast has transformed the network again and again.

B.	There Will Be No Vertical Harms From The Transaction.

The transaction will not result in any competitive harms in other markets where the combined company is involved. Rather, the transaction will spur greater competition.99

1.	The Internet Ecosystem

a.	Comcast Has A Long Record Of Working Cooperatively With Other Companies On Interconnection, Peering, And Transit.

The Internet is a collection of mostly private networks that connect to each other.100 The modern Internet is open, decentralized, and interdependent. It offers thousands of different paths (the Internet “backbone”) that content (or “edge”) providers use to connect with the networks operated by ISPs, such as Comcast, Charter, AT&T, Verizon, CenturyLink, Sprint, and others, that serve end-users.101

Content providers typically contract with their own “first mile” ISPs to connect them to Internet backbone providers – specialized firms including “content delivery networks” (“CDNs”) and “transit” providers (such as Akamai, Limelight, Level 3, Tata). Content providers send their content over the Internet using CDNs or transit providers who then carry the content to ISPs that serve end-users, delivering the content over “last mile” connections between the ISP and an end-user’s home or device.

Traffic Over The Internet “Backbone”

Whether it is a small website or a large online video distributor (“OVD”), content providers have always paid Internet backbone providers (such as Cogent, a transit provider, or Akamai, a CDN – or both) to pick up content at their doorstep and deliver it to ISPs over interconnected networks. Where it has made economic sense for content providers, they also have the option of making business arrangements to connect their servers directly to ISPs, removing the Internet backbone provider as a middleman.

Major companies that move massive amounts of content, like Netflix (which itself accounts for an estimated one-third or more of all U.S. Internet content traffic during peak times), often follow an “all of the above” strategy, choosing to pay different middlemen at different times, but also choosing to connect directly with ISPs when they believe it will save

99 Since this transaction was announced, numerous companies have reported plans for major investments in infrastructure, as well as the deployment of new technologies and services for video content and delivery. See Exhibit 7 (Timeline of Technology and Communications Investment and Innovation Since Comcast-TWC Merger Announcement).

100 Since 1996, more than $1.2 trillion has been invested in broadband networks to carry the massive amount of data carried over the Internet. This data flow is increasing at an astonishing compound annual growth rate (CAGR) of about 40 to 50 percent.

101 See Exhibit 8 (graphic representation of the Internet).

them money. Some large-volume content companies, such as Google and Facebook, have built their own extensive network infrastructure to connect to last mile providers.

Content providers can control the path their content takes from the point of origination to the end-user. Content providers often route their content over whatever path lowers their total economic costs, even if that does not always ensure the optimal end-user experience – but it is the content provider’s decision to make, and the content provider’s responsibility to deliver its content traffic through pathways with adequate capacity to ensure an efficient hand-off to the ISP.

Importantly, no content provider is ever compelled to interconnect directly with Comcast’s or TWC’s ISP networks. Comcast, in particular, has over 40 settlement-free routes and 8,000 commercial arrangements, which include dozens of substantial paid peering and transit arrangements with CDNs, ISPs, and major content providers which bring content to Comcast’s ISP network for delivery to Comcast’s customers.102 The overwhelming majority of content from across the globe comes into Comcast’s ISP network over its settlement-free connections with its peers, without the content provider having any direct relationship with Comcast. Those connections are always an option for every content provider, and they are always open – in fact, they are the lifeblood of Comcast's Internet business because they are also how Comcast gets its customers’ content to and from the rest of the world.

The market for interconnection is separate from the ISP market. The combination of Comcast’s and TWC’s ISP networks, which will account for less than 40 percent of the “fixed” ISP market, will not come close to enabling the combined company to adversely affect competition in the interconnection market.

And the economics of Internet traffic delivery in the interconnection market are fiercely competitive. Internet transit prices have plummeted by 99 percent in the last 15 years amidst a competitive boom that saw new providers, including Comcast, enter the interconnection market.

If a content provider wants to interconnect directly with Comcast’s ISP network, when the content provider believes that would be beneficial for its business, it can do so. Netflix recently chose to use that option.103 Its direct interconnect agreement with Comcast is neither

102 Peering services may be “settlement-free,” meaning that content is exchanged without actual payment (other than “in-kind” trade), or they may be paid. Settlement-free peering is more common when the content traffic in each direction is roughly commensurate, or the exchange of network facilities and services each network performs for the other is roughly equal, and paid peering is more common when there is a significant content traffic or network imbalance. Comcast’s settlement-free peering policy, which is consistent with industry standards used by all ISPs, including AT&T, Verizon, Cogent, and Level 3, is available at www.comcast.com/peering. The relevant factors describe what is considered fair trade of infrastructure and include criteria around content volumes, geographically diverse interconnection points, backbone size, and relative balance.

103 Netflix decided to cut out the middleman and interconnect directly with Comcast’s ISP network, as other very large content providers have done, through an entirely voluntary, commercially negotiated agreement that Netflix sought. And Netflix has made clear that this ordinary interconnect agreement with Comcast will not “meaningfully change the economics for [Netflix].” Todd Spangler, Netflix CFO: Comcast Bandwidth Deal Doesn’t Change Our Economics, Variety, Mar. 3, 2014 (quoting Netflix CFO, David Wells), available at http://variety.com/2014/digital/news/netflix-cfo-comcast-bandwidth-deal-doesnt-change-our-economics-1201124817/#. According to the same report, “Netflix is likely paying Comcast about $12 million per year under novel nor unusual. And, in fact, Netflix has recently followed up this direct interconnect agreement with a similar agreement with Verizon.104

In short, the marketplace for the exchange of Internet content has worked extremely well for over two decades. This transaction will not affect the interconnection market or change how the Internet backbone works.

Traffic Over The “Last Mile”

As noted above, the “last mile” of the Internet refers to the connections running from an ISP’s network to an end-user’s home or device. By design, the FCC’s Open Internet rules only apply to these “last mile” connections; the rules reflect a concern about how an ISP’s actions may affect the end-user’s ability to access content, the quality of the broadband Internet access service offered to the end-user, and the priority with which content is delivered over that final connection.

This transaction will not affect Comcast’s established practice of delivering content to its customers over the “last mile” of the Internet without blocking or discriminating against any content provider. It bears repeating that Comcast and TWC have enabled the development of online video and many other innovative Internet-based services by providing ever-faster broadband speeds and higher bandwidth services to our broadband customers over these “last mile” connections. We have no interest in degrading our broadband services to disadvantage OVDs or providers of other content and services. That would only harm the attractiveness of our fastest-growing business – high-speed data – and simply makes no business sense.105 Furthermore, Comcast’s commitment (in the NBCUniversal Order) to be legally bound by the FCC’s original no blocking and non-discrimination protections governing the delivery of content over these “last mile” connections will apply to the acquired TWC systems post-transaction.

Comcast shares policymakers’ objective of preserving an open Internet. On April 24, 2014, FCC Chairman Wheeler announced his plan to circulate proposed new rules with the goal of adopting them by the end of this year.106 Comcast is confident that the FCC will have adopted (and, if necessary, defended) a new, industry-wide approach to net neutrality well before Comcast’s Open Internet commitment sunsets in 2018.

Any concerns that, as a result of this transaction, Comcast will have an incentive to block or degrade online video or any other content that is delivered over the Internet to Comcast’s the interconnection deal . . . which is among the lowest transit pricing in the industry.” Id. (emphasis added). Recently, it has been reported that Netflix reached a similar interconnect agreement with Verizon.

104 See Janko Roettgers, Verizon Inks Paid Peering Deal with Netflix, Gigaom, Apr. 28, 2014, https://gigaom.com/2014/04/28/verizon-inks-paid-peering-deal-with-netflix/.

105 See Declaration of Mark A. Israel ¶ 37, Exhibit 6 to the Applications and Public Interest Statement filed by Comcast and TWC on April 8, 2014, available at http://apps.fcc.gov/ecfs/document/view?id=7521097357.

106 See http://www.fcc.gov/blog/setting-record-straight-fcc-s-open-internet-rules.

customers are completely unfounded. Comcast does not have that incentive or ability today and will not have that incentive or ability if this transaction is approved.

b.	The Transaction Will Spur Competition For Broadband Services.

The market for broadband service, like video service, is local – the relevant factor is whether a consumer has a choice of broadband providers where he or she lives. Because Comcast and TWC serve distinct geographic areas, this transaction will not reduce broadband competition in any local market. Consumers will have the same choices post-transaction as they have today. According to the FCC, approximately 97 percent of households are located in census tracts where three or more fixed or mobile broadband providers reported offering at least 3 Mbps downstream and 768 kbps upstream, and over 80 percent are located in census tracts where two or more providers reported offering at least 10 Mbps downstream and at least 1.5 Mbps upstream.107

Nonetheless, while “national market share” data (or even market share data in the companies’ combined footprint) are not that meaningful, if one looks only at what the FCC calls “fixed” broadband connections, and using the most recent FCC data available (from December 2012), the combined company’s share would be below 40 percent of the “fixed broadband” market, after the divestitures Comcast plans to make. If one were to include wireless broadband in the calculation – which are about half of all broadband connections and should be part of any “national market share” analyses – the combined share drops below 20 percent, after the planned divestitures. These numbers are not static, and by making Comcast a more effective competitor against traditional and emerging broadband providers, the transaction will spur these other providers to act on powerful incentives to meet competition and win consumers. These desired market dynamics are already happening.

Comcast and TWC compete intensely in their separate markets with DSL, fiber, and advanced VDSL services like AT&T’s U-verse, as well as with satellite and wireless 4G providers.

DSL: The wireline telco providers are formidable broadband competitors with the incentive and resources to continue to expand their reach and services. Comcast and TWC face nearly ubiquitous broadband competition from AT&T, Verizon, CenturyLink, Frontier, and others that offer DSL service that provides broadband Internet service to tens of millions of consumers.

While some may scoff at the competitive viability of DSL service, market realities and investments by telcos in DSL technology that have led to increased DSL speeds rebut those concerns. Verizon offers DSL service at speeds up to 15 Mbps, Frontier offers speeds up to 25

 107 See Internet Access Services: Status as of December 31, 2012, at fig. 5(a) (WCB Dec. 2013), http://transition.fcc.gov/Daily_Releases/Daily_Business/2013/db1224/DOC-324884A1.pdf. (reporting on availability of broadband services).

Mbps, and CenturyLink offers speeds up to 40 Mbps.108 These speeds are more than sufficient to support the Internet-based services that the vast majority of customers use. For example, according to Netflix, users can stream its videos over connection speeds as low as 0.5 Mbps, and can stream them in full-DVD quality over a connection speed of 3 Mbps.109

Critically, between December 2008 and December 2012, DSL-based broadband connections grew at an average annual rate of 26 percent, while cable broadband connections grew at an average annual rate of 18 percent.110 And even as this growth is occurring, the next waves of DSL upgrades are already being tested. For instance, in July 2013, Alcatel-Lucent completed first field trials of G.fast, which takes DSL to speeds beyond 1 Gbps.111

Fiber Presence/Buildouts: In addition to the nearly-ubiquitous DSL offerings telco providers provide, telco providers are building out even faster broadband offerings using a variety of technologies. AT&T, for its part, is expanding the deployment of U-verse, a service based primarily on fiber-to-the-node (“FTTN”) technology, as part of its “Project VIP” investment plan.112 These investments will enable AT&T to offer FTTN-based U-verse services to 33 million customer locations, and “U-verse IPDSLAM” services to an additional 23 million customer locations, by the end of 2015. U-verse currently delivers speeds up to 45 Mbps and will deliver speeds up to 100 Mbps to the FTTN-based locations in the future.113 U-verse is AT&T’s fastest-growing business – in the fourth quarter of 2013, AT&T announced that U-verse revenues grew 27.9 percent year-over-year.114

108 See Letter from Lynn R. Charytan, Senior Vice President, Legal Regulatory Affairs and Senior Deputy General Counsel, Comcast Corp., to Marlene H. Dortch, Secretary, FCC, MB Docket No. 10-56, Ex. A, Pt. 3 (filed Feb. 21, 2014) (detailing competitive standalone HSD options in Comcast’s top 30 markets).

109 See How Fast Should My Internet Connection Be to Watch Netflix?, Netflix, https://help.netflix.com/en/node/306 (last visited May 4, 2014).

110 See FCC, Internet Access Services: Status as of December 31, 2012, at 26 (WCB Dec. 2013), http://transition.fcc.gov/Daily_Releases/Daily_Business/2013/db1224/DOC-324884A1.pdf (Comcast calculations using FCC data).

111 See Mikael Ricknas, Alcatel-Lucent Gives DSL Networks a Gigabit Boost, PC World, July 2, 2013, available at http://www.pcworld.com/article/2043483/alcatellucent-gives-dsl-networks-a-gigabit-boost.html.

112 See Press Release, AT&T, AT&T to Invest $14 Billion to Significantly Expand Wireless and Wireline Broadband Networks, Support Future IP Data Growth and New Services (Nov. 7, 2012), http://www.att.com/gen/press-room?pid=23506&cdvn=news&newsarticleid=35661&mapcode.

113 See Press Release, AT&T, AT&T U-verse High Speed Internet Subscribers: 10 Million and Counting (Nov. 15, 2013), http://www.att.com/gen/press-room?pid=25107&cdvn=news&newsarticleid=37296.

114 See Press Release, AT&T, AT&T Reports 20 Percent Adjusted EPS Growth, Record-Low Fourth-Quarter Postpaid Churn, Solid Smartphone Gains and Continued Strong U-verse Momentum in Fourth-Quarter Results (Jan. 28, 2014), http://www.att.com/gen/press-room?pid=25228&cdvn=news&newsarticleid=37405&mapcode=corporate|financial.

CenturyLink is also on the same path with network investments that include “gigabit fiber, VDSL2, and pair bonding deployments to efficiently enable higher speeds.”115

Verizon has taken a different approach and has deployed an entirely fiber-based service, FiOS, that it now offers to tens of millions of homes. AT&T’s U-verse and Verizon’s FiOS are available to about 43 percent of the homes in Comcast’s footprint, and that is true of about 40 percent of the homes in TWC’s footprint. Based on today’s numbers, the combined company would be overlapped by these competitive fiber services in approximately 42 percent of its footprint.

Notably, the mere announcement of our transaction has created a “heightened sense of urgency” at AT&T to accelerate investments in its broadband networks.116 AT&T recently announced that it will be “redirecting” a portion of its Project VIP capital investment to the deployment of fiber-to-the-home facilities. And in response to the Senate Finance Committee’s April 3, 2014 approval of a tax extenders bill that includes provisions to encourage fiber deployment, AT&T's CEO Randall Stephenson said that AT&T will begin moving forward with the deployment of fiber to additional U.S. cities, and that he expects other U.S. companies to make similar investment decisions based on the bill.117 Then, on April 21, 2014, AT&T announced plans for potential expansion of its 1 Gbps fiber-optic service to up to 21 new metropolitan areas, including Atlanta, Chicago, Los Angeles, San Francisco, and San Jose.118 Verizon’s CFO expressed the same eagerness to compete, stating: “I compete against Time Warner Cable today. I compete against Comcast today. I’ll just compete against Comcast tomorrow and the way I view it is FiOS is a superior product to any of them because it is the only one that is fiber to the prem[ises]....”119

115 See Glen Post, CEO, CenturyLink, Inc., Q4 2013 Earnings Call, Tr. at 5 (Feb. 12, 2014).

116 See Randall Stephenson, Chairman & CEO, AT&T, Inc., Morgan Stanley Technology, Media & Telecom Conference, Tr. at 3 (Mar. 6, 2014).

117 See AT&T Statement on Markup of Senate Tax Extenders Package, Business Wire, Apr. 3, 2014, http://www.businesswire.com/news/home/20140403006252/en/ATT-Statement-Markup-Senate-Tax-Extenders-Package (statement of Randall Stephenson).

118 See Grant Gross, AT&T’s Expanded 1 Gbps Rollout Could Go Head to Head with Google, Network World, Apr. 21, 2014, http://www.networkworld.com/news/2014/042114-atampt39s-expanded-1-gbps-fiber-280882.html.

119 See Fran Shammo, EVP & CFO, Verizon, Deutsche Bank Media, Internet and Telecom Conference, Tr. at 13 (Mar. 10, 2014); see also Gautham Nagesh, Comcast Sees Time Warner Cable Deal Boosting Broadband Competition, Wall St. J., Feb. 21, 2014, http://online.wsj.com/news/articles/SB10001424052702304275304579397541413329198 (“Verizon has a history of introducing the next big thing for our video and Internet customers. This [transaction] just changes the name of the competitor in some of our markets.”) (quoting Verizon spokesman Ed McFadden).

The map below illustrates the ubiquitous fiber and DSL competition that Comcast and TWC face from the top 10 ILECs. In the vast majority of areas, we compete with at least one top 10 ILEC.

Service areas shown represent areas in which the top-10 ILEC providers offer fiber and/or DSL-based Internet access service of any speed. Service area boundaries have been estimated using census block data, wire center locations, and other publicly available information.

In addition to the telco providers, we face intense competition from fiber-to-the-premises services like Google Fiber, municipal providers, and others. Google Fiber has plans to quadruple the number of cities in which it provides service, potentially launching in nine new metro areas.120 Google also reportedly plans to offer expansive Wi-Fi networks in each of the candidate expansion metro areas.121 Comcast or TWC has a significant presence in eight of those nine areas (which are already served by multiple other MVPDs and broadband providers).

120 These include San Jose, California; Salt Lake City; Phoenix; San Antonio; Nashville; Atlanta; Charlotte, North Carolina; Raleigh-Durham, North Carolina; and Portland, Oregon. Claire Cain Miller, Google Moves to Expand Fiber, Its Fast Internet, N.Y. Times, Feb. 20, 2014, at B6.

121 Hayley Tsukayama, The Switchboard: Google May Be Giving Free WiFi to Fiber Cities, Wash. Post, Apr. 25, 2014, http://www.washingtonpost.com/blogs/the-switch/wp/2014/04/25/the-switchboard-google-may-be-giving-free-wifi-to-fiber-cities/?tid=hpModule_1728cf4a-8a79-11e2-98d9-3012c1cd8d1e.

And Google unquestionably has the financial and technical wherewithal to expand Google Fiber to additional markets.122

Other Fixed Broadband Competitors: We also face broadband service competition from cable overbuilders like WOW! and RCN, fixed wireless broadband services like Verizon’s HomeFusion and Windstream, and satellite broadband providers like Hughes and WildBlue –with Dish aggressively developing plans for spectrum-based broadband offerings.123 Dish is even reported to be partnering with Artemis, a startup, to develop pCell, a service that will use radio technology to offer fiber-like speeds wirelessly.124

Mobile Wireless: Mobile wireless also provides a meaningful broadband alternative for many Americans. Wireless broadband speeds are increasingly able to support the Internet-based services that the vast majority of customers use.

Mobile wireless data speeds and capacity continue to increase rapidly with the deployment of advanced services such as LTE and LTE-Advanced. Recently, Masayoshi Son of SoftBank (which owns Sprint) noted that he intends to outstrip typical cable broadband speeds by building a wireless broadband network of up to 200 Mbps.125 Even edge providers that require substantial bandwidth now expect wireless to be an increasingly effective broadband competitor.126

122 See Jon Brodkin, Google Fiber Chooses Nine Metro Areas for Possible Expansion, Ars Technica, Feb. 19, 2014, http://arstechnica.com/business/2014/02/google-fiber-chooses-nine-metro-areas-for-possible-expansion/.

123 See, e.g., Press Release, Sprint Corp., Sprint and Dish to Trial Fixed Broadband Service (Dec. 17, 2013), http://newsroom.sprint.com/news-releases/sprint-and-dish-to-trial-fixed-wireless-broadband-service.htm.

124 See Kyle Russell, Dish Network Is Partnering With This Startup To Make Cellphone Internet 1,000 Times Faster Than 4G, Business Insider, Apr. 23, 2014, http://www.businessinsider.com/dish-network-and-artemis-partnering-to-make-cell-phone-internet-1000-times-faster-than-4g-2014-4.

125 See Presentation by Masayoshi Son, The Promise of Mobile Internet in Driving American Innovation, the Economy and Education, Tr. at 12 (Mar. 11, 2014), available at http://cdn.softbank.jp/en/corp/set/data/irinfo/presentations/vod/2013/pdf/press_20140311_02.pdf.

126 As the head of MLB Advanced Media recently stated, in response to the claim that “[t]he cable guys pretty much control broadband”:

How? We have telcos now. You’ve got wireless. The only pay TV business that’s growing now is U-[v]erse and FiOS. They’re owned by AT&T and Verizon. I don’t think you should discount what AT&T and Verizon can do without a landline – what they can do through the air. Who knows what this is going to look like? * * * A lot of our people watch our live games in 4G. . . . If you watch [a] live baseball game in 4G it looks pretty good and 5G is just round the corner.

David Lieberman, Q&A: MLB Advanced Media CEO Bob Bowman on WWE Network, Sony’s Virtual Pay TV Plans, and What’s Next for Streaming Video, Deadline (Jan. 21, 2014), http://www.deadline.com/2014/01/qa-mlb-advanced-media-ceo-bob-bowman-on-wwe-network-sonys-virtual-pay-tv-plans-and-whats-next-for-streaming-video/ (quoting Bob Bowman). See also How Fast Should my Internet Connection Be to Watch Netflix?, Netflix, https://help.netflix.com/en/node/306 (last visited May 4, 2014) (stating that users can stream Netflix videos at speeds as low as 0.5 Mbps, and can stream them in full-DVD quality with speeds of 3 Mbps).

While today’s pricing for wireless broadband plans with substantial bandwidth are higher than other broadband services, these prices have and will continue to come down over time as wireless providers achieve more bandwidth. And, for many lighter broadband users, this is not an issue even today.

Looking ahead to 2018, SNL Kagan predicts that there will be 224 million 4G subscriptions active in the United States, up from 22.6 million at year-end 2013.127 This alone will easily surpass the rate of growth of cable broadband service during the past five years and over the next five. The FCC will contribute significantly to that growth story in its upcoming spectrum auctions.

The chart below shows the significant increase in wireless 4G subscribers since 2009 and the projected increases through 2018, as forecasted by SNL Kagan:

127 See SNL Kagan, Covered Pops & Subscribers by Technology in U.S. Wireless (July 2013). Similarly, Cisco predicts the number of 4G connections in North America in 2018 to be 372 million. Cisco Visual Networking Index: Global Mobile Data Traffic Forecast Update, 2013–2018, at 36 (Feb. 5, 2014), http://www.cisco.com/c/en/us/solutions/collateral/service-provider/visual-networking-index-vni/white_paper_c11-520862.html.

And the map below shows the areas where Comcast and TWC face increasing competition from one or more 4G LTE providers.  In most service areas, we face competition from at least one 4G LTE provider.

Resulting Competitive “Dogfight”: AT&T’s Stephenson aptly captured these marketplace dynamics, observing that, “[i]t is going to be a dogfight between us and cable for the next 20 years. They will invest, and they will step up. We will invest. It will go back and forth.”128

The 20-year history of broadband confirms that Congress and the public can reasonably expect other broadband providers to respond even more aggressively to this competitive “dogfight,” resulting in greater broadband service choices and value for consumers and businesses. Far from posing any harm to the broadband service market, this transaction has already spurred – and will continue to spur – even greater competition and investment that benefits consumers and businesses.

128 See Shalini Ramachandran & Thomas Gryta, Cutting the Cable and Getting “Phone TV”, Wall St. J., Nov. 1, 2013, http://online.wsj.com/news/articles/SB10001424052702303843104579169971029572160.

2.	Video Services

a.	Comcast Will Have About The Same National Market Share Of MVPD Subscribers As In Prior Cable Transactions.

We emphasize again that the combination of the two companies will leave Comcast, after the planned divestures, with about 29 million subscribers in systems it manages. Comcast’s share of the MVPD market will be below 30 percent – around the same share that Comcast had after the AT&T Broadband (2002) and Adelphia (2006) transactions. This will also be below the 30 percent “ownership cap” that the FCC had adopted based on a stated intention to prevent a cable operator from exercising bottleneck or monopsony control over programmers. The D.C. Circuit twice rejected the ownership cap, finding, among other things, that “[t]he record is replete with evidence of ever increasing competition among video providers.... Cable operators, therefore, no longer have the bottleneck power over programming that concerned the Congress in 1992.”129 Of course, the MVPD marketplace is even more competitive now than it was five or more years ago, with cable providers’ share of U.S. MVPD subscribers having declined significantly in recent years due to robust competition from DBS and telco providers. Any lingering concerns over Comcast’s achieving a 30 percent share of national MVPD subscribers, post-transaction, are simply antiquated in light of today’s marketplace realities.130

Nor should there be any concern that the combined company will create a bottleneck for programmers given its presence in major DMAs. In fact, if the transaction is approved, the system divestitures that Comcast has planned, as part of the Charter/SpinCo transactions, will leave Comcast with a presence in 16 of the top 20 DMAs, as is the case today.

In any event, DMAs are simply Nielsen constructs for rating measurement purposes and do not constitute relevant antitrust markets, and presence alone does not create any undue competitive risk. Programmers have access in all DMAs to two nationwide DBS distributors and, increasingly, to online video distributors. Comcast will face significant competition in all these DMAs. As the chart below demonstrates, there will be 11 or more MVPDs in 13 of the 16 top DMAs where the combined company will have a presence, and at least seven MVPDs in the three other DMAs.131

129 See Comcast Corp. v. FCC, 579 F.3d 1, 8 (D.C. Cir. 2009) (emphasis added).

130 As 21st Century Fox, Inc.’s President and COO, Chase Carey, recently observed: “We honestly don’t see any material consequences to our business [from cable consolidation], in fact, there may be some positive ones. First, unique content and scale in an expanding digital world has never held a stronger hand. Second, new digital platforms in over-the-top players may grow even more quickly with the consolidated distribution industry. Furthermore, the real issue is how many choices an individual home has, not how big is the distributor. We already deal successfully with large distributors. Cable consolidation will not change the number of choices. Consumer choice is actually likely to increase, not decrease, as over-the-top digital platforms emerge. Finally, consolidation may spur innovation and improve customer experience and new technologies like targeted ads as well as other enhancements that enlarge the pie for everyone.” 21st Century Fox, Inc., Q2 2014 Earnings Call, Tr. at 6 (Feb. 6, 2014).

131 In a handful of markets, these numbers may change by one upon completion of the divestiture transactions with Charter.

Video Providers in the Top 20 Designated Market Areas (DMAs)

Rank	DMA	Providers (excluding Comcast and TWC)	Total	Post-Transaction
1	New York, NY	Dish, DirecTV, Verizon, RCN, Cablevision, and 6 others	11	No Change
2	Los Angeles, CA	Dish, DirecTV, Verizon, AT&T, Charter, and 16 others	21	No Change
3	Chicago, IL	Dish, DirecTV, AT&T, RCN, WOW!, and 7 others	12	No Change
4	Philadelphia, PA	Dish, DirecTV, Verizon, RCN, Atlantic Broadband, and 4 others	9	No Change
5	San Francisco-Oakland-San Jose, CA	Dish, DirecTV, AT&T, Charter, WARPSPEED, and 4 others	9	No Change
6	Dallas-Ft. Worth, TX	Dish, DirecTV, Verizon, AT&T, Cable One, and 28 others	33	No Change
7	Washington, DC (Hagerstown, MD)	Dish, DirecTV, Verizon, RCN, Atlantic Broadband, and 8 others	13	No Change
8	Atlanta, GA	Dish, DirecTV, AT&T, Windstream, WOW!, and 9 others	14	No Change
9	Boston, MA (Manchester, NH)	Dish, DirecTV, Verizon, RCN, MetroCast, and 7 others	12	No Change
10	Houston, TX	Dish, DirecTV, AT&T, CenturyLink, Consolidated Communications, and 24 others	29	No Change
11	Phoenix, AZ (Comcast and TWC have no presence)	--	--	No Change
12	Detroit, MI (Comcast and TWC will have no presence post-transaction)	--	--	No Change
13	Seattle-Tacoma, WA	Dish, DirecTV, Frontier, Coast Communications, Wave, and 11 others	16	No Change
14	Minneapolis-St. Paul, MN (Comcast and TWC will have no presence post-transaction)	--	--	No Change
15	Tampa-St. Petersburg, FL	Dish, DirecTV, Verizon, WOW!, CenturyLink, and 6 others	11	No Change
16	Miami-Ft. Lauderdale, FL	Dish, DirecTV, AT&T, Advanced Cable Communications, Atlantic Broadband, and 2 others	7	No Change
17	Sacramento-Stockton-Modesto, CA	Dish, DirecTV, Sierra Nevada Communications, WARPSPEED, Wave, and 9 others	14	No Change
18	Denver, CO	Dish, DirecTV, Consolidated Communications, Suddenlink, Midcontinent, and 16 others	21	No Change
19	Cleveland, OH (Comcast and TWC will have no presence post-transaction)	--	--	No Change
20	Orlando-Daytona Beach-Melbourne, FL	Dish, DirecTV, AT&T, Grande Communications, CenturyLink, and 7 others	12	No Change

Source: GeoResults

For similar reasons, even if the transaction enables the combined company to moderate some of its future programming costs, there is simply no evidence for the speculation that this will create any greater ability for a programmer to extract more aggressive prices and terms from other distributors. Programmers have negotiating leverage over distributors like Comcast and TWC, as evidenced by programming costs significantly outpacing the rate of cable retail prices.132 The facts show that broadcasters and programmers have been able to raise their prices consistently across the industry, putting greater pressures on all MVPDs (and ultimately their customers). One recent study comparing the compound annual growth rate of average non-programming network costs (“network costs”) and programming costs (“program content costs”)

132 Based on the cumulative changes in programming costs reported in Comcast’s and TWC’s annual public filings and the average expanded basic cable price in the FCC’s Report on Cable Industry Prices from 2004 to 2012. See Statistical Report on Average Rates for Basic Service, Cable Programming Service, and Equipment, Report on Cable Industry Prices, 28 FCC Rcd 9857 (2013).

indicates that, since 1979, the cost of the network has increased by an average of 3.34 percent per year, while the cost for program content has increased by an average of 17.62 percent per year.133

Programmers negotiate for the highest rates the market will bear from every single MVPD. And, as the D.C. Circuit has twice found, Comcast will not have “buyer power” with a 30 percent or even higher share of MVPD subscribers over cable programming. Given these dynamics, there is no basis to assume that the programming costs for smaller MVPDs will go up as a result of the transaction, rather than other market forces.

b.	The Combined Company’s Programming Will Be Available To MVPDs And OVDs Alike.

The programming that Comcast will acquire from TWC includes one professional-sport, English-speaking regional sports network; several local news channels (including Time Warner Cable News NY1);134 and two national cable programming services (MLB Network and iNDemand), in which Comcast also has part ownership. Post-transaction, these relatively modest holdings will also be subject to safeguards such as the FCC’s program access rules.

Notably, since the Comcast-NBCUniversal transaction, there have been no major disputes with any MVPDs over access to NBCUniversal programming on fair and reasonable terms.135 Over this same period, NBCUniversal’s share of total network revenues (including broadcast, cable, and RSN) has been around 11.5 percent and will increase only 0.25 percent by this transaction, still less than 12 percent by revenue.136 And, because TWC has no ownership interest in any local broadcast stations, NBCUniversal’s share of that programming segment will be unchanged.

As we described earlier, today’s programming market is more dynamic and competitive than ever. Given these facts, it is simply unrealistic to assume that the combined company would

133 See Robert Gessner, Programming Costs Drive Cable Bills Higher, TV NewsCheck, Mar. 14, 2014, http://www.tvnewscheck.com/article/74809/programming-costs-drive-cable-bills-higher.

134 As part of the NBCUniversal Order, Comcast and NBCUniversal committed themselves to “continue [NBCUniversal’s] policy of journalistic independence with respect to the news programming organizations of all [NBCUniversal’s] networks and stations, and [to] extend these policies to the potential influence of each of [the joint venture’s] owners.” NBCUniversal Order, App. A, § XII. Further, “to ensure such independence,” Comcast and NBCUniversal have continued in effect the position and authority of the NBC News ombudsman. Id. Among other duties, the ombudsman is responsible for final approval of all investigative reports on any NBC News program and all reports in prime-time news programs, including Dateline NBC. In addition, the ombudsman conducts seminars on ethics in journalism for all NBC News and MSNBC employees, and serves as the Ombudsman for NBC News.

135 Since 2011, NBCUniversal has successfully reached affiliation agreements covering the full suite of NBCUniversal programming with, among others, Verizon, Cablevision, Charter, Dish Network, Suddenlink, Mediacom, and NCTC without resort to the arbitration remedies in the NBCUniversal Order.

136 After the merger, Comcast/NBCUniversal will rank as the fourth-largest owner of national programming networks (by revenue), after Disney/ABC, Time Warner, and Viacom – which is the same rank that Comcast/NBCUniversal has today.

have the power or incentive to withhold NBCUniversal programming from MVPDs in any markets, even apart from the protections of the program access rules and NBCUniversal Order.

Nor will the transaction affect the combined company’s willingness to license programming to OVDs. Since the Comcast/NBCUniversal transaction was approved, NBCUniversal has successfully licensed or renewed programming content to numerous OVDs, including Amazon, Netflix, and YouTube. The NBCUniversal Order also contains substantial licensing and arbitration rights for OVDs, as well as other protections, that will continue to apply after the TWC transaction.137

c.	Comcast Carries Huge Amounts Of Unaffiliated Programming And Will Continue To Do So Post-Transaction.

Comcast has an unsurpassed record of commitment to providing carriage of independent programmers. The company carries over 160 independent networks, including many small, diverse, and international ones. Six of every seven networks carried by Comcast are unaffiliated with the company. And, since the Comcast-NBCUniversal transaction, Comcast has launched several new independent networks, including BBC World News, ASPiRE, BabyFirst Americas, El Rey, and REVOLT, and supported the development of several other independent networks with expanded carriage.138 During the same period, Comcast has not dropped any major cable programming network over an inability to reach a carriage agreement, or lost the signal of any major broadcaster in a retransmission consent dispute.

A refusal by Comcast to carry unaffiliated programming content that customers demand would only drive customers to competing MVPDs, harming one of our core businesses.139 And, of course, the FCC’s program carriage rules provide a backstop against any wrongful denials of carriage.140

137 Only one OVD has elected to proceed to arbitration under the NBCUniversal Order, and that arbitration involved parsing through NBCUniversal’s obligations to other licensees to make sure its provision of requested content to the OVD would not breach any third party rights – issues on which the Media Bureau fully agreed with NBCUniversal’s position (Commission review is still pending).

138 See Third Annual Compliance Report, at 3.

139 This includes serving the needs and interests of customers with differing political viewpoints and perspectives. For example, Comcast is the largest distributor of The Fox News Channel (“Fox News”) in the United States. Fox News is part of Comcast’s budget-friendly “Digital Economy” package of 40-plus programming channels. Comcast’s own CNBC and MSNBC channels are also available, but on higher tiers of service.

140 Recent program carriage rulings make clear that Comcast does not discriminate against independent programmers on the basis of affiliation. See Comcast Cable Commc’ns, LLC v. FCC, 717 F.3d 982 (D.C. Cir. 2013), cert. denied sub nom., 134 S. Ct. 1287 (2014); Herring Broad., Inc. v. FCC, 515 F. App’x 655 (9th Cir. 2013). By the same token, the FCC and the courts have rejected as unfounded the few program carriage complaints brought against TWC. See TCR Sports Broad. Holding, LLP v. FCC, 679 F.3d 269 (4th Cir. 2012) (rejecting program carriage claim against TWC); Herring Broad., Inc. d/b/a WealthTV v. Time Warner Cable, Inc., Memorandum Opinion and Order, 26 FCC Rcd. 8971 (2011) (same).

3.	Advertising Markets

The advertising market is intensely competitive, with an increasing number of online and other new platforms challenging traditional local spot television advertising. Based on SNL Kagan data, only 7 percent of local advertising revenues are spent on cable. As Professor Christopher Yoo testified during the Senate Judiciary Committee hearing on the transaction on April 9, 2014, “If you’re a local advertiser, 93% of your money is going elsewhere.... And a 7% concentration level under any antitrust standard is irrelevant.” Even combined, moreover, Comcast and TWC will only have approximately 8-11 percent of television viewing saleable impressions. Although the combined company’s geographic footprint may be larger, its share of the local TV advertising market will still be very small and well below any level that raises antitrust concerns.

Advertisers who seek to reach a national television audience today generally purchase advertising time on cable and broadcast networks directly from the networks themselves. In addition, many of those advertisers choose to supplement their cable and broadcast network schedules by purchasing advertising in one or more of the 210 DMAs. These purchases can be made directly on local broadcast stations or through about a dozen national representative firms that provide these services for local broadcast stations. MVPDs, in turn, may sell their available local spot advertising time directly to buyers of advertising or indirectly through NCC Media, which places spot advertising time across multiple pay-TV providers. MVPDs also accept advertising buys from many other firms (e.g., TelAmerica, CTV, Cable Scoop, Cable Time, Zip Tech Media, WorldLink, ITN, Delivery Agent (The Band), and AudienceXpress) that, like NCC Media, place spot ads across multiple pay-TV providers.

New York is the only DMA where Comcast and TWC both sell local spot cable television advertising. But advertising on a Comcast system is not a substitute for advertising on a TWC system, since the systems serve different customers. Similarly, there are few DMAs –New York, Los Angeles, and Dallas/Fort Worth – where Comcast currently owns an NBC broadcast station and TWC owns a cable system. However, the FCC and DOJ have both found that local spot advertising on a cable system is not a close substitute for advertising on a local broadcast station. In addition, an advertiser is able to target portions of a DMA through cable spot advertising, but must purchase local broadcast advertising on a DMA-wide basis.141

Comcast and TWC compete against all forms of local advertising, with local broadcast TV being the most direct competitor, but the list also includes radio, newspaper, outdoor display advertising, direct mail, and Internet advertising. Internet advertising, including search, display and, especially, video advertising, is also growing very rapidly.142 Advertisers, therefore, will

141 The Department of Justice, for example, has taken the position that cable television advertising is not a meaningful substitute for broadcast television advertising for many advertisers. See Compl. ¶ 10, United States v. Raycom Media, Inc., No. 1:08-cv-01510 (D.D.C. Aug. 28, 2008) (“[C]able television advertising is not a meaningful substitute for broadcast television spot advertising.... ”).

142 See, e.g., Will Richmond, IAB: Advertisers’ Interest In TV and Video Is Now At Parity, VideoNuze, Apr. 28, 2014, http://iq.videonuze.com/article/iab-advertisers-interest-in-tv-and-video-is-now-at-parity (reporting recent survey of agency and brand buyers indicating that interest in TV and online video advertising is now at parity and that nearly two-thirds of the respondents expect to increase their online video spending in the next twelve months).

continue to enjoy a great many alternative outlets in the 16 DMAs where the combined company will operate.

As we previously described, by providing greater coverage and scale in major markets such as New York and Los Angeles, the transaction will enable Comcast to offer more attractive alternatives for advertisers, including innovative services like dynamic ad insertion, addressable ads, and more seamless access to the nation’s top media markets. Far from harming competition in advertising markets, the transaction will enhance it.

V.	Conclusion

The Comcast-TWC transaction is a unique and critical opportunity for both companies and their customers. It will result in better broadband, video, and voice services for millions of additional consumers, while enabling the combined company to upgrade its broadband network, expand last-mile services, and increase Wi-Fi availability. It will make Comcast a more viable competitor for advanced business services, especially for the underserved small and medium-sized business segments, but also for regional, super-regional, and national enterprise customers. And it will better position Comcast as a world-class technology and media company to help meet growing consumer and business demand for advanced digital services anywhere and everywhere, on all kinds of new and yet to be created platforms.

The transaction will also serve several other clear public interests, allowing millions of additional consumers to benefit from focused improvements to customer service, expanded broadband deployment to households and schools in lower-income areas, improved cybersecurity, more accessible services for disabled persons, and Comcast’s strong diversity initiatives.

In addition to these immediate consumer and business benefits, the transaction will spur even greater competition in the ongoing “dogfight” for broadband, video and voice services. This will lead to new technologies, better services, and more choices for consumers and businesses – keeping America at the forefront of the digital revolution.

We have begun a thorough review process with the DOJ and FCC. We are confident that this process will confirm the many benefits that the transaction will generate for consumers, businesses, and the public interest. Comcast has promised, on behalf of the combined company, that these benefits will be delivered. And, as we have shown in past transactions, Comcast delivers on its promises.

Thank you again for the opportunity to testify today.

EXHIBIT 1

DMAs involved in Divestiture Transactions

DMAs	Comcast to SpinCo	Pre-Merger TWC	Charter DMAs to Comcast
to Charter
Detroit, MI	x		New York, NY
Lansing, MI	x		Albany-Schenectady-Troy, NY
Grand Rapids	x		Burlington, VT-Plattsburgh, NY
Flint-Saginaw-Bay City, MI	x		Boston, MA (Manchester, NH)
Minneapolis-St. Paul, MN	x		Providence, RI-New Bedford, MA
NE Ohio (Cleveland-Akron, OH - Erie, PA)		x	Springfield-Holyoke, MA
Columbus - Toledo, OH	x	x	Hartford & New Haven, CT
Cincinnati - Dayton, OH	x	x	Los Angeles, CA
Ironton OH		x	San Francisco, CA
Wisconsin (Milwaukee, Green Bay)	x	x	Sacramento, CA
Indianapolis, IN	x		Fresno-Visalia, CA
Evansville, IN	x	x	Santa Barbara, CA
Ft. Wayne, IN	x		Monterey-Salinas, CA
Terre Haute, IN	x	x	Chico-Redding, CA
Lafayette, IN	x		Eureka, CA
Chattanooga, TN	x		Atlanta, GA
Tri-Cities, TN-VA	x		Macon, GA
Birmingham, AL	x		Raleigh-Durham, NC
Mobile, AL	x		Charlotte, NC
Huntsville, AL	x		Greensboro, NC
Dothan, AL	x	x	Greenville, NC
Bowling Green, KY	x	x	Wilmington, NC
Other KY		x	Seattle, WA
Louisville, KY	x	x	Spokane, WA
Lexington, KY		x	Yakima, WA
Paducah, KY	x		Portland OR
Eugene, OR
Medford, OR
Dallas, TX
Houston, TX
Richmond, VA
Norfolk VA
Salisbury, MD
Nashville, TN
Knoxville, TN
Jackson, TN
Memphis, TN

EXHIBIT 2

XFINITY Internet's Most Popular Speed Tier "Performance": Decrease in Cost/Mbps 2002 – 2014

$26.63
1.5
$14.32
3
$10.74
4
$7.16
6
12
$3.75
15
$3.46
20
$2.60
25
$2.16
Mbps
$/Mbps
2002
2003
2004
2005
2008
2011
2012/2013
2013/2014

Note: Services subject to availability and may vary.

COMCAST

EXHIBIT 3

INTERNET ESSENTIALS
from Comcast
FACT: 64% FEEL THE INTERNET HELPED SOMEONE IN THE THEIR HOUSEHOLD FIND A JOB.
FACT: 94% FEEL THAT INTERNET ACCESS HAS HAD A POSITIVE IMPACT ON THEIR CHILD'S GRADES.
300K LOW-INCOME FAMILIES
FACT: 79% OF STUDENTS ARE ASKED TO ACCESS ASSIGNMENTS ONLINE AND 98% USE THE INTERNET FOR SCHOOLWORK.
1.2 MILLION
CONNECTED INDIVIDUALS
$1M IN GRANTS TO NON-PROFITS
1.6M TRAINED THROUGH COMCAST & PARTNERS
23K SUBSIDIZED COMPUTERS
8K COMMUNITY PARTNERSHIPS
33M BROCHURES DISTRIBUTED
1.9M CALLS TO CALL CENTER
1.8M VISITORS TO INTERNET ESSENTIALS WEBSITES
3.6M PSAs, VALUED AT $48M / $165M INVESTED IN CASH / IN-KIND SUPPORT TO FIND DIGITAL LITERACY
<<< SPEED INCREASE SINCE 2011: 1.5 MBPS >>> 3.0 MBPS >>> 5.0 MBPS
FACT: 80% OF FORTUNE 500 COMPANIES ONLY ACCEPT ONLINE APPLICATIONS.
FACT: ALMOST NINE IN TEN COLLEGE GRADS HAVE HIGH-SPEED INTERNET AT HOME, COMPARED WITH JUST 37% OF ADULTS WHO HAVE NOT COMPLETED HIGH SCHOOL.
HOW INTERNET ESSENTIALS BRIDGES THE DIGITAL DIVIDE
FACT: 90% OF HIGH-INCOME HOUSEHOLDS HAVE INTERNET SERVICE AT HOME.
FACT: BROADBAND PENETRATION RATES IN LOW-INCOME NEIGHBORHOODS: 15-20%.
INTERNETESSENTIALS.COM | COMCASTCORPORATION.COM
UPDATED MARCH 4, 2014
COMCAST NBCUNIVERSAL

EXHIBIT 4

David L. Cohen Executive Vice President

MEMORANDUM

FROM:	David L. Cohen

RE:	Comcast/Time Warner Cable Announcement

DATE:	February 13, 2014

This morning, Comcast and Time Warner Cable announced a transaction that will combine the cable assets of Time Warner Cable with those of Comcast. This is a friendly transaction, forged in a dynamic and robustly competitive landscape. The transaction is strongly pro-competitive and is firmly in the public interest. The details of the transaction are summarized in the accompanying press release and fact sheet.

As a company that is focused on driving innovation and responding to an intensely competitive environment with superior value and service, Comcast is excited to have the opportunity to manage these assets and bring the benefits of Comcast’s industry-leading technology, user experience, and broadband service to millions of additional customers. It was just these exciting possibilities that led to the discussions between Time Warner Cable and Comcast and to the suggestion by many of our shareholders that we pursue a transaction to create this new company with such great promise for our customers and shareholders.

With this acquisition, Comcast intends to build on our extraordinarily successful acquisition of NBCUniversal, and our unparalleled record of keeping our promises to bring new benefits to consumers in prior acquisitions.

While we believe that this transaction is, and will be determined to be, pro-competitive, pro-consumer, and strongly in the public interest when we make our case and seek approval from federal regulators, we recognize that certain competitive concerns might be raised about consolidation of these assets under one roof.

But we strongly believe that these competitive concerns are already addressed, not only by the highly competitive marketplace in which the new company will vigorously compete for subscribers, but also by existing rules and regulations, as well as the binding conditions and requirements already in place as a result of the approval of the Comcast/NBCUniversal transaction. Several of these conditions will automatically extend to the acquired systems upon the approval and consummation of this transaction, and they ensure substantial protections and benefits, including:

•
Broadcast stations in the acquired markets will have greater protections in their retransmission consent negotiations with the acquired systems. Among other things, NBC affiliate market integrity in these markets would be protected, and Comcast's

One Comcast Center     Philadelphia, PA 19103     www.comcastcorporation.com

negotiations with broadcast stations would be without influence by NBCUniversal's retransmission consent or affiliate negotiations.

•	PEG channels would be protected from migration to digital in the acquired systems that are not yet all-digital (unless otherwise agreed by the LFA), and would be protected from material degradation.

•
The FCC's Open Internet protections will be extended to millions of additional broadband customers, irrespective of whether the FCC re-establishes such protections for other industry participants. Thus, unlike all other broadband subscribers in the country, the new company's broadband customers will enjoy the enforceable protections of the no blocking and non-discrimination rules that were put in place by the FCC, notwithstanding the action by the DC Circuit Court of Appeals vacating those rules.

•	Affordable standalone broadband service will be made available and marketed in the acquired systems.

•	The acquired systems’ broadband service will be upgraded to meet minimum speeds in all DOCSIS 3.0 markets.

•
The acquired programming networks from Time Warner Cable that Comcast will control post-closing – though modest – will be subject to the Comcast/NBCUniversal program access framework. As a result, MVPDs would have the right to include these programming networks in an arbitration demand in appropriate circumstances, and the acquired RSNs would be subject to standalone arbitration as an alternative remedy to the FCC’s program access rules.

•
OVDs could demand (and if necessary, arbitrate over) these newly acquired networks if the OVDs meet the relevant criteria. In addition, the acquired systems would be subject to prohibitions against practices that unduly influence or unfairly limit the provision of the acquired programming to OVDs.

•	Finally, the FCC would have significant data at its disposal as to these and other requirements as a result of the company's required Annual Compliance Reporting.

The inherent benefits of this combination, together with these and other automatic protections and guarantees, should be more than sufficient to allay any concerns that this transaction is not in the public interest. Yet Comcast is prepared to do more. Below, we outline a few of the key undertakings we intend to include and expand upon in our public interest filing with the Federal Communications Commission and with the relevant antitrust agency as appropriate. We look forward to the opportunity to make our case to the agencies in detail in the near future.

1.
Comcast is prepared to divest systems totaling approximately 3 million subscribers, such that Comcast’s managed systems will serve residential subscribers at a level below the FCC’s vacated horizontal ownership limit of 30 percent of all national multichannel video programming subscribers. In a far less competitive market than today, the Court of Appeals twice did not accept 30 percent as a reasonable limit on a single cable company’s size. In today’s market, with national telephone and satellite competitors growing substantially, with Google having launched its 1 GB Google Fiber offering in a number of markets across the country, and consumers having more choice of pay TV providers than ever before, Comcast believes that there can be no justification for denying the company the additional scale that will help it compete more effectively.

2.	Comcast is prepared to extend certain commitments it made in the NBCUniversal transaction to the acquired systems, including:

•	Extending Comcast's commitment to making available diverse, local news, and children's programming on various platforms in the cable systems we are acquiring from Time Warner Cable; and
•	Extending to the acquired systems Comcast’s guaranteed carriage of non-commercial educational stations that have must-carry rights and have relinquished their broadcast spectrum.

3.
Comcast is also prepared to build upon its very successful program for broadband adoption, by extending our industry-leading broadband adoption and digital literacy programs to low-income subscribers in the acquired systems.

4.
And Comcast is prepared to extend its best-in-class diversity program to the acquired Time Warner Cable systems, covering diversity in employment, supplier diversity, programming diversity, and community investment diversity.

We are glad to have the opportunity to share our news with you, and we invite your questions or comments.

Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction between Comcast Corporation (“Comcast”) and Time Warner Cable Inc. (“Time Warner Cable”), Comcast and Time Warner Cable will file relevant materials with the Securities and Exchange Commission (the “SEC”), including a Comcast registration statement on Form S-4 that will include a joint proxy statement of Comcast and Time Warner Cable that also constitutes a prospectus of Comcast, and a definitive joint proxy statement/prospectus will be mailed to shareholders of Comcast and Time Warner Cable. INVESTORS AND SECURITY HOLDERS OF COMCAST AND TIME WARNER CABLE ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Comcast or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Comcast will be available free of charge on Comcast’s website at http://cmcsa.com or by contacting Comcast’s Investor Relations Department at 866-281-2100. Copies of the documents filed with the SEC by Time Warner Cable will be available free of charge on Time Warner Cable’s website at

http://ir.timewarnercable.com or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.

Comcast, Time Warner Cable, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Time Warner Cable is set forth in its Annual Report on Form 10-K for the year ended December 31, 2012, which was filed with the SEC on February 15, 2013, its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on April 4, 2013, and its Current Reports on Form 8-K filed with the SEC on April 30, 2013, July 29, 2013 and December 6, 2013. Information about the directors and executive officers of Comcast is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 12, 2014, its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on April 5, 2013, and its Current Reports on Form 8- K filed with the SEC on July 24, 2013 and August 16, 2013. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication regarding the proposed acquisition of Time Warner Cable by Comcast, including any statements regarding the expected timetable for completing the transaction, benefits and synergies of the transaction, future opportunities for the combined company and products, and any other statements regarding Comcast’s and Time Warner Cable’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are often, but not always, made through the use of words or phrases such as “may”, “believe,” “anticipate,” “could”, “should,” “intend,” “plan,” “will,” “expect(s),” “estimate(s),” “project(s),” “forecast(s)”, “positioned,” “strategy,” “outlook” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following: the timing to consummate the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied; the risk that a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; Comcast’s ability to achieve the synergies and value creation contemplated by the proposed transaction; Comcast’s ability to promptly, efficiently and effectively integrate Time Warner Cable’s operations into those of Comcast; and the diversion of management time on transaction-related issues. Additional information concerning these and other factors can be found in Comcast’s and Time Warner Cable’s respective filings with the SEC, including Comcast’s and Time Warner Cable’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Comcast and Time Warner Cable assume no obligation to update any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

EXHIBIT 5

INVESTING IN THE CUSTOMER EXPERIENCE – INNOVATING TO DRIVE CHANGE –
GENERATING MEASURABLY IMPROVED RESULTS

Improving the customer experience is a top priority at Comcast. We are investing billions of dollars in our network infrastructure and are developing innovative products and features to make it easier and more convenient for our customers to interact with us. While our satisfaction results are beginning to rise, we know we still have work to do and are laser-focused on continuing to improve our customers’ experiences in a number of ways.

INVESTING IN THE CUSTOMER EXPERIENCE

●
We are investing billions to transform our end-to-end customer experience through an advanced broadband network and state-of-the-art care and tech diagnostic tools for our technicians and customer account executives, self-service options for customers and innovation in our back office systems.

●
We want to make it easier for customers to do business with us – from developing innovative products and features to making sure we get it right for customers the first time and offering them more self-service options.

●	We are trying to be as innovative with the customer experience as we have been with our products.

INNOVATING TO DRIVE CHANGE

●	We are using innovative technologies to deliver on our commitment to respect our customers’ time and give them more choice and control:
o	Offering shorter appointment windows (1-2 hour windows) plus evening and weekend appointments
o	Getting it right the first time:
▪	Repeat visits for installations and/or service appointments are down about 20% since 2010
▪	Our on-time performance within scheduled appointment windows is 97%
o	Providing more self-installation options, so customers can install/activate services on their schedules:
▪	42% of installs in 2013 were self-installations compared to 30% in 2012
o	Providing more self-service choices, including access to the same service diagnostic tools our agents use – more than one-third of customers manage their accounts online with My Account:
▪	This is a 42% increase over the prior year
▪	Created a My Account mobile app for smartphones

GENERATING MEASURABLY IMPROVED RESULTS

●
Comcast’s investment in customer care improvements and its use of innovative technologies are driving measurably improved satisfaction results among our customers. Our progress has been recognized by external objective parties, such as J.D. Power and Associates.

o	The annual J.D. Power Customer Satisfaction survey is widely recognized as the premier measure of consumer perception.
o
Since 2010, Comcast has improved its J.D. Powers Overall Satisfaction by nearly 100 points as a video provider, and close to 80 points in High Speed Data – more than any other provider in our industry during the same period. Over the past two years, we’ve have improved in our ranking for High Speed Data among industry top performers.

Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction between Comcast Corporation (“Comcast”) and Time Warner Cable Inc. (“Time Warner Cable”), on March 20, 2014, Comcast filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 containing a preliminary joint proxy statement of Comcast and Time Warner Cable that also constitutes a preliminary prospectus of Comcast. The registration statement has not yet become effective. After the registration statement is declared effective by the SEC, a definitive joint proxy statement/prospectus will be mailed to shareholders of Comcast and Time Warner Cable. INVESTORS AND SECURITY HOLDERS OF COMCAST AND TIME WARNER CABLE ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with the SEC by Comcast or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Comcast are available free of charge on Comcast’s website at http://cmcsa.com or by contacting Comcast’s Investor Relations Department at 866-281-2100. Copies of the documents filed with the SEC by Time Warner Cable will be available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.

Comcast, Time Warner Cable, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Time Warner Cable is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 18, 2014, its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on April 4, 2013, and its Current Reports on Form 8-K filed with the SEC on April 30, 2013, July 29, 2013 and December 6, 2013. Information about the directors and executive officers of Comcast is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 12, 2014, its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on April 5, 2013, and its Current Reports on Form 8-K filed with the SEC on July 24, 2013, August 16, 2013 and February 14, 2014. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the preliminary joint proxy statement/prospectus filed with the SEC and will be contained in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication regarding the proposed acquisition of Time Warner Cable by Comcast, including any statements regarding the expected timetable for completing the transaction, benefits and synergies of the transaction, future opportunities for the combined company and products, and any other statements regarding Comcast’s and Time Warner Cable’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are often, but not always, made through the use of words or phrases such as “may”, “believe,” “anticipate,” “could”, “should,” “intend,” “plan,” “will,” “expect(s),” “estimate(s),” “project(s),” “forecast(s)”, “positioned,” “strategy,” “outlook” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following: the timing to consummate the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied; the risk that a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; Comcast’s ability to achieve the synergies and value creation contemplated by the proposed transaction; Comcast’s ability to promptly, efficiently and effectively integrate Time Warner Cable’s operations into those of Comcast; and the diversion of management time on transaction-related issues. Additional information concerning these and other factors can be found in Comcast’s and Time Warner Cable’s respective filings with the SEC, including Comcast’s and Time Warner Cable’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Comcast and Time Warner Cable assume no obligation to update any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

EXHIBIT 6

PROMISES MADE, PROMISES KEPT
Comcast’s Track Record in the NBCUniversal, Adelphia, and AT&T Broadband Transactions

NBCUNIVERSAL (2011)

1.	Increased Investment in Programming

☐	PROMISE MADE

Comcast has a strong track record of investing in programming and will bring that approach to the new NBCUniversal. The combined entity will have more ways to distribute sports programming than Comcast or NBCUniversal alone, plus an increased ability to compete more effectively for sports rights with other networks, such as ESPN/ABC, expanding the availability of sports programming for consumers.

PROMISE KEPT

●
Comcast pledged to make focused investments to ensure that the NBC Television Network remains vibrant and competitive, and the Company has been true to its word. Since 2011, Comcast has invested billions of dollars in programming for the NBC Television Network and gave it the necessary infusion of creative energy and organizational support to “go big” and reclaim its leadership among the broadcast networks. As a result of Comcast’s investments, NBC is experiencing a turnaround after being mired in last place among the four major broadcast outlets for several years.

–
NBC is winning the 2013-14 primetime season in adults 18-49, adults 25-54, and other key demos, and ranked No. 1 among ABC, CBS, NBC, and Fox for the first time in 10 years this late in the season (since the 2003-04 season). The network is up 21 percent versus one year ago, with its highest rating 27 weeks into the season, in six years. The Hollywood Reporter (Mar. 19, 2014), http://bit.ly/O5cy76. For the first time in at least a decade, NBC is on track to hit the ratings “grand slam” by winning the adults 18-49 demo in the key programming blocks of morning news, evening news, primetime, and late night.

–
NBC’s TODAY continues to gain momentum and deliver substantial ratings growth. The show was the No. 1 morning show for the 2014 February sweeps in the key adult 25-54 demo, dramatically tightening the overall morning race with ABC’s “Good Morning America.” The win marks TODAY’s best February sweeps demo results in two years, and its best February sweeps total viewer delivery in four years. NBCUniversal Press Release (Mar. 6, 2014), http://bit.ly/1jw58Ea.

–
“NBC Nightly News with Brian Williams” continues its reign as America’s most-watched network evening newscast. As of March 2014, “Nightly News” is currently posting its biggest audience (9.512 million) since the 2005-06 season and its largest advantage over ABC “World News” (+1.203 million) since the 2000-01 season. Comcast Press Release (Mar. 4, 2014), http://bit.ly/1lgPh0I.

–
In primetime, NBC’s coverage of the 2014 Sochi Winter Olympics has led the network to its most dominant in-season week in the history of Nielsen’s current People Meter sample, which dates back to September 1987. TV by the Numbers (Feb. 19, 2014), http://bit.ly/1gJFE8M. “NBC retained its gold-medal ratings status one night after the Sochi Games thanks to strong returns for the ‘The Voice’ and ‘The Blacklist.’ . . . The January 27,

–
2014 episode [of the “ Blacklist”] set an all-time U.S. television record, growing by 6.67 million viewers from same-night to L+7 (10.17 million to 16.84 million ).” Variety (Feb. 25, 2014), http://bit.ly/1lBfQh5.

–
NBC’s revamped late night lineup is an unqualified hit. During its first full week, “The Tonight Show starring Jimmy Fallon” averaged 8.490 million viewers overall, making it the most-watched week of “The Tonight Show” in 20 years, Comcast Voices (Feb. 24, 2014), http://bit.ly/1psXwUN, and the show “continues to lead the late-night pack by a considerable margin.” The Wall Street Journal (Mar. 13, 2014), http://on.w sj.com/1fV3zvU. During March 2014, both “Tonight” and “Late Night with Seth Meyers” beat their respective ABC and CBS time-period competition in every key ratings category—adults, men and women 18-34, 18-49 and 25-54, plus total viewers. Comcast Voices (Mar. 13, 2014), http://bit.ly/1guYHDF.

●
Comcast is infusing Telemundo with hundreds of millions of dollars in investments, plus the resources that the network requires to succeed in the Hispanic marketplace. “NBC Universal’s willingness to invest in making Telemundo more competitive in its battle against Univision and other outlets vying for Hispanic audiences has been a spark for the domestic Spanish-language marketplace.” Variety (Jul. 30, 2013), http://bit.ly/1qxet3J.

–
Telemundo won the rights to World Cup and FIFA events from 2015 through 2022 in a deal worth more than $600 million, The Hollywood Reporter (Oct. 21, 2011), http://bit.ly/O3b7Xn. The network also debuted a new $10 million studio as part of its run-up to FIFA coverage. Miami Today News (Aug. 13, 2013), http://bit.ly/OST5qY.

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Telemundo added more than 800 hours of original content, increasing the network’s original programming slate by nearly 40 percent during the 2012-13 season, Deadline.com (May 14, 2012), http://bit.ly/1fVFjd9. Original content increased to over 1,000 hours of new content for the 2013-14 season, including five primetime telenovelas, two daytime series, and a musical-competition show coproduced with Ryan Seacrest Productions.

–
Telemundo Studios, the biggest producer of Spanish-language original content in the country, continues to expand a production operation that now delivers more than 750 hours of telenovela programming a year through its Miami studios. The Company also launched FLUENCY, a new Los Angeles based multi-platform production studio, to develop and produce premium content for multicultural audiences, especially U.S. Hispanics, in both Spanish and English. Variety (May 9, 2013), http://bit.ly/1jBflkA.

–
These investments in original content are driving Telemundo’s growth. In 2013, Telemundo ranked as the fastest growing Spanish-language network year over year in primetime among total viewers and adults 18-49. Telemundo Press Release (Aug. 28, 2013), http://bit.ly/1p7UHbB.

–
The season finale of “La Voz Kids” on July 28, 2013 drew over 2.6 million total viewers and 1.34 million adults 18-49, making it Telemundo’s highest-rated broadcast in the network’s history of regular programming in the Sunday 8-11pm time period. During the finale’s 10pm hour, Telemundo was the No.1 broadcast network among adults 18-49 and adults 18-34. Telemundo Press Release (Jul. 29, 2013), http://bit.ly/1mxtH8h.

●	Comcast also preserved and enhanced NBCUniversal’s marquee sports programming.

–
Comcast’s $4.38 billion bid won the U.S. broadcast rights for the 2014 Sochi Winter Olympics and 2016 Rio de Janeiro Summer Games and the following two Olympics, beating out ESPN/ABC and News Corp.'s Fox, which had also bid for the rights package. “People at

NBC must be very happy,’ said Wunderlich Securities analyst Matthew Harrigan. ‘This shows that Comcast is committed to realizing value from the NBC network and stations long-term.’” The Hollywood Reporter (Jun. 7, 2011), http://bit.ly/1i15gw6.

–
NBCUniversal agreed to pay $950 million per year to extend its NFL rights package through the 2022-23 season, plus the 2015, 2018, and 2021 Super Bowl games. The Wall Street Journal (Dec. 15, 2011), http://on.wsj.com/1dLJQoh. The new agreement includes many enhancements that broaden the exposure of NFL content on NBC, and across other NBCUniversal platforms. NBC will broadcast 19 regular-season games including 17 regular-season “Sunday Night Football” games, each season’s opening NFL Kickoff Thursday night primetime game and the new Thanksgiving night game, and two playoff games (one wild card game and one Divisional game). NBCSports.com (Dec. 15, 2011), http://bit.ly/1iBEKZ3. The deal allowed NBC to retain the rights to “Sunday Night Football,” the No. 1 show in primetime for the past six fall TV seasons. Comcast Voices (Jan. 2, 2014), http://bit.ly/1jCejDa.

–
The networks of NBCUniversal will continue to be the home of the best NHL games. “In their first duel since Comcast and NBCUniversal joined forces, NBC has iced ESPN out of the NHL rights package, signing a deal that sources say will span a decade. While terms of the new 10-year pact weren’t immediately available, the bidding is believed to have reached nearly three times the value of the current [NBC Sports] contract ($75 million per year).” AdWeek (Apr. 11, 2012), http://bit.ly/PkY2d0. NBC’s broadcast of key matchups has been a ratings success. Comcast Voices (Mar. 3, 2014), http://bit.ly/1eFSOS3.

2.	Increased Investment in NBC News

☐	PROMISE MADE

Comcast has made clear that it is commited to investing in and strengthening the venerable NBC News group.

PROMISE KEPT

●
Under Comcast’s stewardship, NBC News continues to preside over America's No. 1-rated newscast, “NBC Nightly News with Brian Williams,” and the longest-running television series in American history, “Meet the Press.”

●
To enhance collaboration between its news brands, NBC Universal combined its broadcast and cable news operations, putting NBC News, MSNBC, CNBC, and The Weather Channel under the corporate umbrella of the NBCUniversal News Group. This unified structure has increased the collaboration between teams. For example, NBC News and Telemundo officials now share logistical help, resources and planning. Telemundo reporters are starting to appear more frequently on NBC and MSNBC, and the same occurs on Telemundo for NBC's journalists who can speak Spanish. NPR.org (Aug. 14, 2012), http://n.pr/NM4fg8.

●
The continuously growing online presence of NBC News, NBC News Digital, includes NBCNews.com, EducationNation.com, TODAY.com, NightlyNews.com, social media, and all of the network’s digital initiatives. NBCUniversal News Group has also been expanding its digital presence and investing in digital properties that will attract a new generation of viewers.

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Comcast purchased Microsoft’s 50 percent stake in MSNBC.com for $300 million and renamed the news site NBCNews.com. The Hollywood Reporter (Jul. 15, 2012), http://bit.ly/Q99IzR. “This is much more than a makeover. We’re changing the way we tell stories,” added NBC News Digital VP of News Gregory Gittrich in a statement to the press. “This is a full relaunch, from the back-end technology to the unique user experience and design—all fueled by a totally new content strategy. Our goal is to focus on original journalism, take advantage of the full extent of NBC News resources, and invest in coverage.” The Wrap (Feb. 5, 2014), http://bit.ly/1iYSQWH.

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The new NBCNews.com also features a new vertical focused on original reporting and analysis relevant to the Latino community (www.nbcnews.com/news/latino), and will launch an additional vertical dedicated to serving the Asian Pacific Islander community. By integrating these verticals into the main site, that coverage will benefit from greater exposure to the broader NBCNews.com audience and the more significant promotion of the NBCNews.com site.

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The NBCUniversal News Group formed a strategic investment and content partnership with Revere Digital, the new technology-focused media company launched by highly regarded technology and digital media journalists Kara Swisher and Walt Mossberg, formerly of AllThingsD.com. Swisher and Mossberg’s new company will manage a digital media and technology news, reviews and analysis web site called “Re/code” along with a global conference business. With this partnership, the NBCUniversal News Group will expand its Silicon Valley presence and technology coverage by incorporating Revere’s breaking news and analysis stories across NBCUniversal News Group’s multiple media platforms. CNBC.com (Jan. 2, 2014), http://cnb.cx/Q8YjQF. NBCUniversal News Group and NowThis News will collaborate to create original, short-form videos to be distributed across mobile and social platforms using content from TODAY, MSNBC, NBC News, and CNBC. The NBCUniversal News Group made multi-million dollar equity investments in both businesses.

3.	Willingness to Experiment with New Products and Services

☐	PROMISE MADE

By combining NBCUniversal’s programming with Comcast’s multiple distribution platforms, the transaction will increase Comcast’s and NBCUniversal’s flexibility to experiment with and develop new ways to make programming available to consumers. As a result of the transaction, consumers will get more choice and more control over their viewing experience, and they will get it sooner rather than later.

PROMISE KEPT

●
Comcast’s X1 platform is giving the Company the flexibility to rapidly innovate and offer new features and services to our customers. For example, Comcast worked directly with NBC Sports to build an HTML5 web app that brought the NBC Sports Live Extra app, and 1000+ hours of live Olympic event coverage, to TV for the first time. Comcast Voices (Feb. 19, 2014), http://bit.ly/Q8FblQ.

●	Comcast and NBCUniversal are leading the industry’s deployment of TV Everywhere.

–	“NBCUniversal now leads the industry in rolling out TV Everywhere, a benefit that has extended not only to Comcast, but to several other MVPDs.” IHS Technology (Oct. 18,

 2013), http://bit.ly/1cQ anL2. Fifteen of NBC Universal’s 18 channels now have a TV Everywhere application, and five of those offer live streaming.

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The Olympic Games have been a critical driver of TV Everywhere, helping to propel awareness and usage. NBC Sports delivered a massive 10.8 million hours of online video as part of its production of the 2014 Winter Olympic Games in Sochi, Russia. More than 8.5 million hours of video was consumed through "TV Everywhere" authenticated live streams on NBCOlympics.com and the NBC Sports Live Extra app. In an unprecedented effort, 225 multichannel distributors offered verification for their customers, with more than 4.8M devices successfully verified. NBCOlympics.com and the NBC Sports Live Extra app saw 24.6M video viewers (160 percent higher than the 2010 Vancouver Winter Games and 8 percent higher than the 2012 London Summer Games). And the February 21, 2014 verified live stream of the Olympic men’s ice hockey semifinal between the United States and Canada generated more than 2.1 million unique users (2.12 million)—believed to be the largest “TV Everywhere” verified streaming audience in U.S. history, and ranking No.1 in unique users for any NBC Sports Digital stream, topping NBC’s non-authenticated Super Bowl XLVI in February 2012. NBC Sports Group Press Release (Mar. 6, 2014), http://bit.ly/1kxP8lD.

–
Comcast launched the Xfinity TV Go app, which enables customers to watch more than 50 television channels over the Internet on their Apple and Android-powered mobile devices, plus the ability to stream more than 25,000 VOD choices and download thousands of hit movies and TV shows to watch offline later. Participating net works include A&E, BBC World News, Bravo, beIN SPORT, beIN SPORT en Español, Big Ten Network, CNBC, CNN, Cooking Channel, Disney Channel, Disney Junior, Disney XD , DIY Network, E!, ESPN, ESPN2, ESPN3, ESPN Deportes, ESPNEWS, ESPNU, Food Network, FOX Business Channel, FOX News Channel, FOX Sports 1, FX , FXX, Golf Channel, HGTV, HISTORY, HLN, MSNBC, mun2, National Geographic Channel, Nat Geo WILD, NBCSN, Oxygen, Sprout, STARZ, Syfy, TBS, TNT, Travel Channel, truTV, USA Network, and all seven Pac-12 Networks. Comcast Press Release (Mar. 19, 2014), http://bit.ly/1rojBrg.

●
Comcast launched the Xfinity TV store—offering subscribers select TV shows and movies for purchase several weeks ahead of DVD release—marking the Company’s foray into the electronic sell-through (“EST”) market to compete with iTunes, Amazon.com, Walmart’s Vudu, and others. Subscribers who purchase the TV shows and movies can watch the programming on TV and through mobile devices. “In a recent conference call with analysts, Lionsgate CEO Jon Feltheimer noted that less than three months after Comcast began selling movies, it already controls 15 percent of the [EST]/Digital HD market—a testament to Comcast’s aggressiveness and willingness to try new things. 'Comcast’s recent entry into the EST business is already proving to be a catalyst for accelerated [digital] growth,' Feltheimer said .” Home Media Magazine (Feb. 14, 2014), http://bit.ly/1fp9ddM.

●	Comcast also launched new services that demonstrate its leadership in social television.

–
“Second-screen TV viewing companion app Zeebox is going live in the U.S. with big production and commercial support from NBCUniversal and parent Comcast that the trio say will elevate the new-wave multitasking practice to the mainstream. Siblings Comcast Cable and NBCU, which are ‘lead partners,’ have each invested an undisclosed sum for a minority equity stake, while NBCU will also produce in-app components to enhance 307 of its shows using Zeebox....” PaidContent.org (Sep. 27, 2012), http://bit.ly/1itmpgV.

–
Comcast and Twitter partnered to create a new feature called “See It” that gives millions of Xfinity TV customers the ability to instantly access TV shows, movies, and sports directly from a Tweet. “See It” debuted in November 2013 with shows from NBCUniversal’s networks, and will soon reach millions of users through additional video distributors, television networks, and an expanded roster of popular shows from partners like ABC Entertainment Group, A+E Networks Group, AMC Networks Inc., Cablevision’s Optimum TV, Charter Communications, Crown Media Family Networks, Discovery Communications, Fox Networks Group and Time Warner Cable. Comcast Press Release (Dec. 11, 2013), https://see.it/site/press. Variety noted that the “See It” button should be the “game-changer pay TV desperately needs” and that “TV Everywhere may finally live up to its name,” thanks to “See It.” Variety (Nov. 24, 2013), http://bit.ly/1hieQa6.

4.	Advertising Efficiencies

☐	PROMISE MADE

The NBCUniversal transaction will allow the companies to offer complementary advertising opportunities and/or volume discounts, which are pro-competitive, and to share advertising resources. The transaction will also speed the deployment of advanced advertising services.

PROMISE KEPT

●
The Company launched “NBCU+ Powered by Comcast,” a platform designed to sell targeted ads to VOD users while offering advertisers insights culled from anonymized subscriber set-top box data. The product will allow marketers to target ads by household in VOD for NBCUniversal’s national broadcast and cable inventory. Previously, the only addressable-enabled inventory available on Comcast VOD was the Comcast-controlled time on cable networks. The goal is to give national advertisers additional audience data—beyond age and gender—to help them decide what brands to promote on which shows. Comcast Press Release (Jan. 30, 2014), http://bit.ly/1oQn3a7. “‘No other media company today can do this,’ said NBCUniversal Ad Sales President Linda Yaccarino.” Deadline.com (Jan. 30, 2014), http://bit.ly/1jz3tQ1.

●
Telemundo Media launched Telemundo+, an advertising collaboration between Telemundo and Comcast Spotlight—the advertising sales division of Comcast—to build an unprecedented advertising platform that enables leading marketers to geo-target relevant Hispanic households across multiple screens with English, Spanish, or bilingual customized messages on general m arket cable networks. The New York Times (Sep. 30, 2012), http://nyti.ms/1iVMqaD.

●
Twitter, Comcast, and NBCUniversal also created an advertising partnership between NBCUniversal and Twitter through its Amplify program that will embed sponsored videos in tweets. Daily Finance (Oct. 9, 2013), http://aol.it/1dKaAD0.

●
The Company established advertising sales partnerships between its owned stations and NBCUniversal regional sports networks (“RSNs”). For example, the NBC Owned Television Stations’ sales organization acts as a paid representative in the national spot market for Comcast SportsNet New England, Philadelphia, Mid-Atlantic, Houston, Northwest, and SNY.

5. Talent Sharing and Cross-Promotion

☐	PROMISE MADE

The transaction will lead to synergies from the sharing of resources (including talent) in sports, local news, and entertainment programming. Sharing of resources would enable the combined company to reduce costs, expand output, and improve the quality of programming. The transaction also will give Comcast and NBCUniversal the incentive and ability to promote networks and shows on other networks either in the form of short advertisements or within programming itself, which increases consumers’ awareness.

PROMISE KEPT

●
NBCUniversal-owned television stations in select markets are benefiting from the resources and specialized coverage provided by Comcast SportsNet regional networks. Comcast SportsNet Bay Area, which has the area’s largest sports news team, provides live daily sports news segments for NBC Bay Area’s 6pm and 11pm newscasts. The Hollywood Reporter (Apr. 20, 2012), http://bit.ly/1jyykui. A similar arrangement is in place between Comcast SportsNet Philadelphia and NBC Philadelphia. The collaboration will align Comcast SportsNet Philadelphia’s dedicated all-sports staff, which produces over 1,600 hours of award-winning sports news and analysis annually, with NBC Philadelphia’s unparalleled local newsgathering, weather, and traffic expertise. CSNPhilly.com (Nov. 18, 2013), http://bit.ly/1jyzo19.

●
“Noticiero Telemundo” anchorman José Díaz-Balart has filled in as a daytime anchor on MSNBC. This makes Díaz-Balart the first journalist on U.S. television to anchor both an English and a Spanish-language newscast on two networks for a week straight. MediaBistro.com (Jun. 11, 20 11), http://bit.ly/1mwKkB8. Díaz-Balart also appeared with NBC’s Brian Williams during a Republican primary debate. NPR.org (Aug. 14, 2012), http://n.pr/NM4fg8.

●
The Company has engaged in valuable cross-promotion across its various entertainment properties. “Project Symphony” is a strategic initiative to identify creative, technological, and strategic opportunities between Comcast and NBCUniversal’s portfolio of entertainment platforms —a unique competitive advantage that yields significant ratings and box-office gains. Variety (Oct. 16, 2013), http://bit.ly/1dku3vW. For example, NBC took advantage of the Symphony program to promote its fall series across the portfolio and Comcast platforms, including “The Voice” and “The Blacklist,” which claimed the No.1 and No. 2 spots among primetime viewership. Universal Pictures’ “Despicable Me 2” also was supported by the Symphony program across NBCUniversal and Comcast content and platforms. Additionally, the Sochi Olympics were promoted across NBCUniversal’s entire portfolio, as well as Comcast platforms. Other Symphony projects include, among others, the rebranding of Versus as NBC Sports Network (now NBCSN), Adweek (Aug. 2, 2011), http://bit.ly/NM1Imh, co-branding golf tournaments broadcast on NBC under the “Golf Channel” banner, and pairing Telemundo and Fandango to launch a movie site specifically geared toward Hispanic movie fans. Multichannel News (Feb. 25, 2013), http://bit.ly/1gw2v6w.

6.  Unaffiliated and Independent Programming

☐	PROMISE MADE

The proposed transaction will not diminish Comcast’s reliance on unaffiliated content.

Comcast will launch 10 independently owned or operated networks within eight years, eight of which are to be minority-owned or -controlled.

PROMISE KEPT

●
Comcast continues to rely on other content providers to provide the vast majority of its video content. At the close of the NBCUniversal transaction, nearly six out of seven channels Comcast carries were unaffiliated with Comcast. Today, that number has increased to nearly seven out of eight networks.

●
Comcast is proud of its relationships with independent programmers. The Company carries more than 160 channels that have no affiliation with major programmers, including many niche, minority, and international channels.

●
Within the first three years, consistent with the schedule to which it committed, Comcast launched five of the 10 independent networks that it committed to in the NBCUniversal transaction: BBC World News in 2011; ASPIRE and Baby First Americas in 2012; and REVOLT and El Rey in 2013. The latter four networks also satisfy the first half of Comcast’s voluntary commitment to launch independent networks with Hispanic American or African American ownership or management.

●	Comcast has pledged to add five more independent channels in the coming years, including four more with Hispanic American or African American ownership.

7.  Programming Deals with Online Video Distributors and MVPDs

☐	PROMISE MADE

Continue to provide programming to online video distributors (“OVDs”) and multi channel video programming distributors (“MVPDs”).

PROMISE KEPT

●
Agreements with OVDs have become a regular part of the Company’s program licensing business. Since the closing of the transaction, NBCUniversal has entered into or renewed numerous agreements with several OVDs, including deals with Amazon, Apple, Barnes & Noble, Best Buy, Google, Hulu, Microsoft, Netflix, Samsung, Sony, and Vudu, among others.

●	NBCUniversal has also entered into various agreements with MVPDs that include access to linear channels across multiple platforms without resort to arbitration.

●	The Company believes that its approach to online video distribution positions it as the most “online friendly” programmer and MVPD in the industry.

8. Telemundo VOD and Multicast

☐	PROMISE MADE

Comcast will use its Video on Demand (“VOD”) and online platforms to feature Telemundo and mun2 programming. Comcast will launch a new multicast channel on its Telemundo Station Group stations by January 28, 2012, and make this programming available to Telemundo affiliates.

PROMISE KEPT

●
The Company has exceeded the three-year commitment to increase the number of Telemundo and mun2 programming choices on its central VOD storage facilities from 35 to 300. As of the end of January 2014, 335 Telemundo and mun2 VOD programming choices were available.

●
In January 2012, Telemundo launched Exitos TV, a new network on Telemundo’s multicast spectrum, across the 15 stations that then composed the Telemundo Station Group. As required, Exitos TV has been made available to the Telemundo-affiliated broadcast stations not owned by NBCUniversal.

●	In addition, NBCUniversal created the Hispanic Enterprises and Content unit, which is charged with expanding its reach and relevance to Hispanic audiences across its news and entertainment platforms.

9. News, Public Affairs, and Other Local Interest Programming

☐	PROMISE MADE

Preserve and enrich the output of local news, local public affairs, and other public interest programming through the use of certain windows on the NBCUniversal-owned stations, time slots on the cable channels, and Comcas VOD and online platforms.

Establish cooperative arrangements with locally focused non-profit news organizations.

PROMISE KEPT

●
“When Comcast Corp. took over management of NBCUniversal in 2011, it made a commitment to significantly upgrade NBC’s local news-gathering operations, which had been scaled back during the previous ownership during an advertising slump brought on by the Great Recession.” Los Angeles Times (Feb. 7, 2014), http://lat.ms/1dn9BdU . Comcast has delivered on that promise by investing over $100 million in personnel, newsgathering capabilities, and capital improvements in the NBC Owned Television Stations and the Telemundo Station Group.

●
Comcast’s investments have helped the combined 27 local broadcast stations of the NBC Owned Television Stations division and the Telemundo Station Group to significantly over-deliver on their commitment to locally produce an additional 1,000 hours of local news and information programming over and above the amount aired in the year preceding the closing of the transaction.

–	During 2013, the 10 NBC Owned Television Stations produced and aired approximately 2,500 hours of regularly scheduled local news programming over and above the amount aired in the year preceding the closing of the Transaction, surpassing the requirement to add 1,000 hours of new, local news programming by approximately 1,500 hours.

–
At the Telemundo Station Group, the stations aired approximately 2,300 hours of regularly scheduled local news programming over and above the amount aired in the year preceding the closing of the Transaction, not including the news from the recently acquired stations in Philadelphia, PA and McAllen, TX. Telemundo’s total exceeds the requirement in this condition by approximately 1,300 hours.

● Key investments in newsgathering capabilities and capital improvements at the owned television stations include:

–
The expansion of local news resulted in the hiring of more than 130 people across all 10 stations, including reporters, producers, and photographers. The NBC Owned Television Stations also established investigative and/or consumer units in all markets, added or upgraded dozens of vehicles for live news capability, purchased new cameras, built new sets and studios, added helicopter coverage, and restored promotions departments at all 10 stations. Deadline.com (Oct. 31, 2011), http://bit.ly/PuAT7S.

–
Similarly, the Telemundo Stations Group invested millions of dollars in capital improvements, including the expansion of local news, newsgathering equipment, transmission upgrades and technology, and distribution platforms. The Hollywood Reporter (Aug. 8, 2011), http://bit.ly/1hyy8Zt. A second round of investments was used to reinforce the stations’ technological backbone and optimize distribution and signal quality across all markets. NBCUniversal Press Release (May 9, 2012), http://bit.ly/1pAitNH.

–
NBC4 Southern California (KNBC) inaugurated a two-building, 150,000-square-foot complex that eventually will be home to more than 600 workers. In addition to the staff of KNBC, the complex along Lankershim Boulevard will serve as the main West Coast bureau of NBC News, MSNBC, CNBC, and Telemundo News. In spring 2014, staff members of sister station Telemundo Los Angeles (KVEA) will join KNBC's operations in the eastern building of the complex. KNBC and KVEA reporters and editors will share a newsroom but the two stations will have separate studios. Los Angeles Times (Feb. 7, 2014), http://lat.ms/1dn9BdU.

–
The construction of a new state-of-the-art broadcasting and multimedia news facility shared by NBC 5 Dallas-Fort Worth (KXAS) and Telemundo Dallas ( KXTX). NBCDFW.com (Oct. 1, 2013), http://bit.ly/N7EKFS.

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Telemundo Philadelphia (WWSI), one of two new stations added to the Telemundo Station Group during 2013, launched its first-ever news department by hiring staff for its two new, Spanish-language newscasts. Philly.com (Jan. 14, 2014), http://bit.ly/1j3uGKx. Telemundo Philadelphia will soon share a new state-of-the-art studio with sister station NBC Philadelphia (WCAU) at the Comcast Innovation and Technology Center to be built in Center City Philadelphia. Comcast Press Release (Jan. 15, 2014), http://bit.ly/1m46K9Q.

–
Additional investment in the stations’ news coverage includes NBC Washington’s (WRC) opening of news bureaus in Northern Virginia and Prince George’s County, Maryland to expand local coverage in those areas. Five stations—NBC4 Southern California (KNBC), NBC4 New York (WNBC), NBC 5 Chicago (WMAQ), NBC10 Philadelphia (WCAU), and NBC 5 Dallas-Fort Worth—have their own news helicopters instead of sharing them with competitors. NBC 4 New York (WNBC) debuted a new studio at Rockefeller Center for its news broadcasts, while NBC 5 Chicago (WMAQ) and NBC 6 South Florida (WTVJ) remodeled their news studios. In addition, the control rooms were upgraded at the Telemundo Station Group stations serving the Bay Area (KSTS), Chicago (WSNS), Houston (KTMD), and Puerto Rico (WKAQ).

●
Comcast invested more than $27 million for the purchase of two Telemundo broadcast stations: Telemundo Philadelphia (WWSI), TVNewsCheck.com (Jul. 2, 2013), http://bit.ly/1fut8Io, and Telemundo 40 (KTLM) in Rio Grande City, TX. TVNewsCheck.com (Jan. 2, 2014), http://bit.ly/1j0AofA. The Company upgraded WWSI’s transmitter and antenna, and hired staff for two daily news broadcasts, the station’s first-ever. Broadcasting & Cable (Sep. 11, 2013), http://bit.ly/1iijMho.

●
The NBC Owned Television Stations enhanced their investigative resources by entering into cooperative agreements with locally focused, non-profit news organizations. As a result, five of the 10 stations in the NBCUniversal Owned Television Stations division maintain arrangements to cooperate on story developments, sharing news footage and other content resources, providing financial and in-kind support, sharing technical facilities and personnel, cross-promoting, and cross-linking/embedding of websites. These collaborations have resulted in over 40 investigations since the launch of the partnerships, and have generated dozens of on-air and online news reports for the stations, as well as on the partners’ radio stations and websites. Beyond the reciprocal investigative and content production support, NBCUniversal has also provided financial assistance to its news partners.

●
Comcast launched new local and public interest content on its VOD and online platforms, including public interest programming as part of its celebration of Black History Month, Asian Pacific American Heritage Month, LGBT Pride Month, Native American Heritage Month, and Hispanic Heritage Month, much of which is also available online at XfinityTV.com. In 2013, Comcast also launched the a ward-winning HisDream OurStories.com in celebration of the 50th anniversary of the March on Washington.

10. VOD Choices

☐	PROMISE MADE

Maintain robust VOD offerings for our customers at no additional cost.

PROMISE KEPT

●
Comcast has met—and exceeded—the three-year requirement to increase the number of free VOD programming choices from the 15,000 average monthly choices available before the closing of the NBCUniversal Transaction to 20,000 choices. During 2013, the total number of VOD choices available at no additional charge to Comcast subscribers averaged 38,991 a month. This includes an average of 739 VOD broadcast content choices a month (or a cumulative total of about 9,000 choices), a 162 percent increase over the 282 VOD broadcast content choices a month (or a cumulative total of about 3,387 choices) available during the year preceding the close of the NBCUniversal transaction (2010). And Comcast’s VOD service continues to be the only VOD service that offers programming from all four major broadcast networks as soon as the day after it airs.

●	In addition, Comcast’s WatchatonTM weeklong event lets Xfinity TV customers get a free pass to 5,000+ episodes from more than 130 series from 48 premium, cable and broadcast networks. Comcast Press Release (Mar. 20, 2014), http://bit.ly/1gw9Z9U.

11. Journalistic Independence

☐	PROMISE MADE

Maintain NBCUniversal’s policy of journalastic independence.

PROMISE KEPT

●
NBCUniversal’s policy of journalistic independence remains in effect. Comcast has likewise adopted a policy to ensure the journalistic independence of the news programming organizations of all NBCUniversal networks and stations.

12. Children’s Programming

☐	PROMISE MADE

Add an additional 1,500 VOD programming choices for children and families within three years. Comcast will pursue additional opportunities to feature children’s content on all available platforms.

Provide additional educational and instructional (“E/I”) programming on the NBC Universal-owned television stations.

PROMISE KEPT

●
Comcast met and exceeded the three-year milestone to add an additional 1,500 VOD choices appealing to children and families. Total children’s VOD programming choices during 2013 averaged 6,871 per month. This represents 4,093 more children’s VOD choices than the 2,778 average monthly choices available during the year preceding the closing of the NBCUniversal transaction (2010). In addition, Comcast has provided its authenticated subscribers with access to most of these additional VOD programs through XfinityTV.com to the extent it had the rights to do so.

●
Comcast also launched its Xfinity TV “Summer of Kids” event to spotlight its substantial library of family-friendly VOD content, along with more than 1,000 downloadable children’s assets. Comcast Press Release (Jul. 1, 2013), http://bit.ly/1cT0HVz.

●
The NBCUniversal Cable Entertainment Group increased its stake to full ownership of Sprout, deepening the Company’s commitment to building an overall kids and family entertainment strategy. Comcast Press Release (Nov. 13, 2013), http://bit.ly/ORuSSc. Soon thereafter, Sprout launched Sprout NOW, giving subscribers unprecedented access to its content anywhere, anytime, on any device. Now, preschoolers and their families will be able to access all of their favorite Sprout series, including original programming via www.Sproutonline.com/now and through the Sprout NOW mobile app. Sprout NOW offers Sprout’s live linear stream of programming as well as full episodes on demand and more. Fierce Cable (Feb. 26, 2014), http://bit.ly/1gVRjvm.

●
All 10 stations in the NBC Owned Television Stations division are airing an additional (fourth) hour of children’s E/I programming every week on their qualifying multicast channels. The Telemundo Station Group is also airing an additional hour of E/I programming every week on each station’s primary channel, and now airs two hours of E/I programming on its primary channel on Saturday and Sunday morning, for a total of four hours per week.

13. Rating Icons and Parental Controls

☐	PROMISE MADE

Provide clear and understandable on-screen TV ratings information for all original entertainment programming on its broadcast and cable networks.

Improve set-top-box parental controls and parental dashboards.

In an effort to constantly improve the tools and information available to parents, Comcast will expand its growing partnership with Common Sense Media, a highly respected organization offering enhanced information to help guide family viewing decisions.

PROMISE KEPT

●
In early 2011, the NBC Network launched improved TV ratings icons that are 50 percent larger than the previous icons, use a high-contrast background-to-foreground color combination, and are displayed on screen for 15 seconds. Also in early 2011, consistent with the cable industry’s best practices, all NBCUniversal networks deployed the improved television ratings icons. All of the programming provided by the NBCUniversal networks to NBC.com and other NBCUniversal web sites also includes online program ratings information.

●	Comcast has enhanced the functionality of the parental controls on its set-top boxes and introduced whitelisting capabilities to its parental control dashboard.

●	Comcast also launched a parental controls microsite (http://xfinity.comcast.net/parents/) to help parents manage what their kids are watching on TV, online, and on mobile devices.

●
During 2013, Comcast and NBCUniversal aired over $45 million worth of PSAs on parental controls, including over $7.87 million worth of spots in support of an industry-wide campaign to remind parents of where to find and how to use TV and film rating systems, and parental control blocking technology. Fierce Cable (Feb. 27, 2013), http://bit.ly/1pyFi4n.

●
Common Sense Media content—including thousands of review videos, tip videos, ratings, and recommendations—is integrated into Comcast’s VOD service and promoted on XfinityTV.com. Comcast also expanded its partnership with CSM to integrate the organization’s TV and movie ratings into the “Kids” section of XfinityTV.com. As Comcast CEO Brian Roberts demonstrated on stage at 2013 The Cable Show, CSM ratings are fully integrated into Comcast’s next-generation X2 platform, providing clear, practical information for parents at the point of decision. This platform will allow Xfinity TV customers to filter kids content by age, making it even easier for parents to discover movies and TV shows for their families. It also will provide CSM’s ratings across platforms, so parents will have access to the information when watching video on the TV, PC, tablet, or smartphone.

14. Public Service Announcements

☐	PROMISE MADE

Provide $15 million worth of public service announcements (“PSAs”) per year on topics such as digital literacy, parental controls, nutritional guidelines, and childood obesity.

PROMISE KEPT

●
Since 2011, the Company has aired over $100 million worth of PSAs, nearly double the amount required. In 2013, Comcast’s qualifying networks (i.e., networks that have a higher concentration than the median cable network of adults 25-54 with children under 18 in the household) aired PSAs with a value of over $61 million, four times what was required by the condition.

●	The childhood obesity PSAs aired at least once during each hour of NBC’s "core" E/I programming, plus an average of two times a day on Sprout.

●	In addition, in 2013, Comcast-NBCUniversal’s networks ran close to $13 million worth of PSAs in support of Common Sense Media.

15. Community Programming

☐	PROMISE MADE

Develop a five-community pilot program to host PEG and other local content on VOD and online.

Comcast will not migrate PEG channels to digital delivery on any Comcast cable system until the system has converted to all-digital distribution (i.e., until all analog channels have been eliminated), or until a community otherwise agrees to digital PEG channels, whichever comes first.

PROMISE KEPT

●
Comcast conducted VOD and online PEG trials in five pilot communities from February 2011 to January 2014, which helped to ensure that the Company’s launch of each platform had broad support from the local content creators. The VOD component of the pilot program consisted of dedicated content “folders” accessible to Comcast VOD customers in each of the pilot communities, while the online pilot program consisted of custom-built websites that were branded with the name and theme chosen by each pilot community. The websites serve as portals for the communities, traditional PEG programmers, and other partners to create and manage virtual “channels” where they can post video content, along with other local interest information. The results showed strong support among content providers and consumers for the pilot platforms, particularly the websites.

●
Comcast has not migrated any PEG channels to digital delivery on any system that has not converted to all-digital distribution, and has not implemented changes in the method of delivery of PEG channels that resulted in a material degradation of signal quality or impairment of viewer reception.

16. Standalone Broadband

☐	PROMISE MADE

Provide consumers with the ability to obtain speed-and price-competitive standalone broadband access option.

PROMISE KEPT

●	Comcast offers its “Performance Starter” tier, a 6 Mbps downstream / 1 Mbps upstream speed standalone broadband service, priced at $49.95 per month.

●
Comcast has exceeded the requirement to offer a broadband tier of at least 12 Mbps downstream speed in all Comcast DOCSIS 3.0 markets. Customers in Comcast’s top 30 markets have access to at least three higher speed tiers, including a “Performance” tier offering at least 25 Mbps downstream / 5 M bps upstream and an “Extreme” tier featuring speeds of 105 Mbps down / 20 Mbps up.

17. Broadband Deployment

☐	PROMISE MADE

Expand access to broadband services.

PROMISE KEPT

●
Comcast surpassed the three-year milestones of (i) expanding its broadband network by at least 1,500 miles per year for three years, and (ii) extending its broadband plant to approximately 400,000 additional homes. Since 2011, Comcast has extended its broadband network by approximately 6,300 miles and passed over 715,000 additional homes.

●	In addition, Comcast extended its broadband infrastructure to 33 rural communities in 2011, exceeding its commitment to extend the network to six rural communities.

●	Finally, Comcast added courtesy broadband and video accounts to over 650 schools, libraries, and other community institutions in underserved areas, exceeding the commitment to add 600 such accounts.

18. Internet EssentialsTM

☐	PROMISE MADE

Launch a broadband adoption program to help bridge the digital divide.

PROMISE KEPT

●
Internet Essentials by Comcast is the nation’s largest and most comprehensive broadband adoption program. It provides low-cost broadband service for $9.95 a month plus tax, the option to purchase an Internet-ready computer for under $150, and multiple options to access free digital literacy training in print, online, and in-person.

●	In just two-and-a-half years, more than 1.2 million Americans, or 300,000 families, have been connected to the power of the Internet at home.

●	Comcast has made a serious and sustained effort to get the word out on Internet Essentials by:

–	Distributing over 33 million brochures to school districts and community partners for free (available in 14 different languages ).

–	Broadcasting more than 3.6 million public service announcements with a combined value of nearly $48 million.

–	Forging more than 8,000 partnerships with community-based organizations, government agencies, and elected officials at all levels of government.

●	Other significant milestones include:

–	Offering Internet Essentials in more than 30,000 schools and 4,000 school districts in 39 states and the District of Columbia to spread the word and help bring more families online.

–	Investing more than $165 million in cash and in-kind support to help fund digital literacy initiatives nationally, reaching more than 1.6 million people through Comcast’s non-profit partners.

–	Fielding 1.9 million phone calls to the Internet Essentials call center.

–	Welcoming 1.8 million visitors to the Internet Essentials websites, which supply information in both English and Spanish, and the Online Learning Center.

–	Providing Internet Essentials customers with more than 23,000 subsidized computers at less than $150 each.

●	While Comcast’s original commitment was unprecedented, it has greatly enhanced the program, taking these voluntary steps:

–	Extending the program indefinitely—beyond Comcast’s initial three-year commitment. Comcast Press Release (Mar. 4, 2014), http://bit.ly/1gtR8aU.

–
Expanding the eligibility criteria for Internet Essentials twice, first by extending eligibility to families with children eligible to receive reduced price school lunches, and then by including parochial, private, cyberschool, and homeschooled students. As a result, nearly 2.6 million families nationwide are now eligible for Internet Essentials.

–
Increasing the broadband speeds for Internet Essentials customers twice in less than two years; Internet Essentials now offers up to 5 Mbps downstream, which is triple the speed offered at the beginning of the program.

–
Expanding an instant approval process for families whose students attend schools with 70 percent or more National School Lunch Program participation (previously, the threshold was 80 percent), which enhanced participation rates.

–	Creating an online application tool on both the English and Spanish-language Internet Essentials websites to make it easier and faster for a family to apply for Internet Essentials.

–	Enabling Comcast’s community partners to help connect low-income families to the Internet by purchasing Opportunity Cards that can be used toward the cost of paying for Internet Essentials service.

–	Launching an enhanced version of its online Learning Center to provide families with enhanced and dynamic content, including new interactive content in Spanish.

●
Comcast established a multi-year, multi-million dollar partnership with Khan Academy that will combine the free, world-class educational content of Khan Academy’s award-winning website with the transformative potential of Internet Essentials. The commitment includes hundreds of thousands of PSAs, significant digital promotion in both English and Spanish, and multiple joint promotion opportunities around the country over the next few years. Comcast Press Release (Dec. 16, 2013), http://bit.ly/1ews82l.

●
In addition, Comcast recently made grants totaling more than $1 million to communities across the country to create “Internet Essentials Learning Zones.” The grants are part of Comcast’s multifaceted Gold Medal Recognition Program for communities that have done the most to help close the digital divide. Learning Zones will bring together the non-profit community, schools, and Comcast to create a continuum of connectivity during the day, after school, and at home. As part of these efforts, Comcast offered an opportunity for all eligible families in these communities to receive free Internet Essentials service for six months if they registered with the program during a three-week period in March. More than 4,300 new families signed up for the program under this promotional offer.

19. Diversity Initiatives in the Memoranda of Understanding (MOU): Governance

☐	PROMISE MADE

Comcast and NBCUniversal will establish four external Diversity Advisory Councils with representative leaders from minority organizations, including African Americans, Latinos, and Asian Pacific Islanders. These four councils will work closely wiith each company’s internal Diversity Council, providing advice on diversity issues, and collectively will comprise a new Diversity Joint Council. Both companies will measure and report on their corporate diversity initiatives through the Joint Council, which will meet at least twice annually, including one meeting each year with Brian L. Roberts, Comcast’s Chairman and CEO.

PROMISE KEPT

●
Comcast and NBCUniversal established an external Joint Diversity Council to advise the Company regarding diversity and inclusion efforts. It consists of four, nine-member Diversity Advisory Councils representing the interests of African Americans, Asian Americans, Hispanics, and Women, respectively. The Joint Council also has At-Large Members representing Native Americans, people with disabilities, veterans, and the lesbian/gay/bisexual/transgender (“LGBT”) community.

●
The Joint Council participates in formal meetings attended by Comcast and NBCUniversal leadership, and regularly interacts with the Company’s Internal Diversity Councils and corporate-level Diversity and Inclusion Groups to share information and consult about ideas for achieving diversity and inclusion goals. Brian L. Roberts, Comcast’s Chairman and Chief Executive Officer, attends one formal Joint Council meeting each year, during which he holds individual meetings with each Diversity Advisory Council and the At-Large Members.

●
Comcast and NBCUniversal’s Diversity Councils are ranked 3rd among the 2013 Top 25 Diversity Councils by the Association of ERGs and Councils (formerly the Association of Diversity Councils), moving up from 5th place in 2012 and marking their 5th consecutive year on the Top 25 list.

20. MOU Diversity Initiatives: Workforce

☐	PROMISE MADE

Comcast and NBCUniversal commit that they will increase minority representation at all levels of their respective organizations. To bolster diversity in the leadership ranks, Comcast will require a diverse pool of candidates for all hires at the vice president level and above, including at least one person of color on every slate for all such hires, and NBCUniversal will focus on hiring opportunities for diverse senior level executives in development, production, casting, marketing, legal/business affairs, and distribution. The Company will also continue to support and will expand their active workplace diversity programs, including training on diversity issues, and continue to develop career-path programs, including mentoring programs.

PROMISE KEPT

●
Over the past three years, there has been a meaningful increase in diversity at the Company’s vice president level and above (VP+). Between year-end 2010 and year-end 2013, the number of people of color at the VP+ level increased by 111 (or 32 percent), which drove a corresponding increase in their proportional representation—as of year-end 2013, people of color comprised 18 percent of the Company’s total VP+ population. During the same time, the number of women at the Company’s VP+ level increased by 157 (or 21 percent), which also drove an increase in their proportional representation—as of year-end 2013, women represented 36 percent of the VP+ population. The Company’s performance was recognized when Comcast tied for first place among Women in Cable Telecommunications’ (WICT) 2013 Best Operators for Women in Cable and NBCUniversal earned first place among WICT’s 2013 Best Programmers for Women in Cable.

●
Comcast and NBCUniversal have deployed a multifaceted approach to recruitment, leadership training programs, and innovative engagement initiatives, all aimed at attracting and developing a diverse talent pipeline:

–
Leadership, mentoring, and sponsorship programs: the Company offers more than 100 internal and external programs, including Comcast’s Executive Leadership Career Advance ment Program (ELCAP), Comcast Women in Leadership at Wharton, the TEAM NBCUniversal mentoring program, and the Executive Leadership Forum (ELF);

–	Employee resource groups representing numerous employee populations;

–	Diverse slate requirements for Vice President-level and above positions;

–	Internship and scholarship programs including Emma Bowen Foundation internships; and

●
A veterans hiring initiative. Comcast is a leader in supporting and honoring the serving military and in hiring the nation’s veterans. In March 2013, the Company announced that it had hired 1,000 veterans since January 2012, achieving its veteran hiring commitment to the U.S. Chamber of Commerce Foundation’s “Hiring Our Heroes” initiative almost two years ahead of schedule. To celebrate the achievement, the Company doubled its pledge by committing to hire an additional

1,000 U.S. veterans by 2015. On November 7, 2013, the Company announced that it had achieved the 2,000 veterans mark, again beating its commitment two years ahead of schedule. The Company has been recognized for its workplace achievements, including, among others:

–	DiversityInc named Comcast among the “Top 50 Companies for Diversity.” Comcast Voices (Apr. 24, 2013), http:// bit.ly/1s8wGFE.

–
As mentioned above, Comcast tied for first place among Women in Cable Telecommunications’ (WICT) 2013 Best Operators for Women in Cable, and NBCUniversal earned first place among WICT’s 2013 Best Programmers for Women in Cable. Comcast Voices (Oct. 17, 2013), http://bit.ly/1mvwU8x.

–	Comcast received a score of 85 on the Hispanic Association of Corporate Responsibility’s (HACR) 2013 Corporate Inclusion Index. http://bit.ly/1jBqodx.

–	Equal Opportunity magazine ranked Comcast No. 22 among its 2014 “Top 50 Employers”. http://www.eop.com/awards-CD.php.

–	Careers & the Disable d magazine ranked Comcast among its “Top 50 Employers” for 2013 and 2014. http://www.eop.com/awa rds-EO.php.

–	Comcast Corporation was honored with the New York Urban League’s 2013 “Champions of Diversity” Award.

–
For the second year in a row, Comcast-NBCUniversal earned a 100 percent score on the Human Rights Campaign’s (HRC) 2014 Corporate Equality Index, and is recognized among HRC’s “Best Places to Work” list. Comcast Voices (Dec. 9, 2013), http://bit.ly/1i2oX3C.

–	Comcast ranked ninth among HispanicBusiness.com’s 2013 Best Companies for Diversity. http://bit.l y/QG5mQS.

–
The National Association for Multi-ethnicity in Communications (NAMIC) honored Comcast and NBCUniversal with its “2013 Industry Diversity Champion Award.” Comcast and NBCUniversal were each named a 2013 Top Company for People of Color by NAMIC.

–	The National Hispanic Media Coalition (NHMC) honored Comcast for its Outstanding Diversity Practices during NHMC’s 17th Annual Impact Awards Gala.

–	LATINO Magazine recognized Comcast as one of the Top 15 companies actively encouraging Latinos to enter STEM careers. http ://bit.ly/1lnxvX0.

–	LATINO Magazine recognized Comcast-NBCUniversal among its first-ever LATINO 100, a listing of the top 100 companies providing the most opportunities for Latinos.

–
Comcast has been recognized as a 2012 G.I. Jobs Top 100 Military Friendly Employer and a 2013 US Veterans Magazine Top 100 Best of the Best Veteran Friendly company, as well as a recipient of the 2012 US Chamber of Commerce Foundation’s Lee Anderson Award for Comcast’s commitment to veteran employment and support as key partners in their national “Hiring our Heroes” initiative.

–	Universal Orlando won a 2012 Exceptional Employer Award from the State of Florida's Agency for Persons with Disabilities.

–	The legal Department of Comcast Cable Communications has been selected to receive the Minority Corporate Counsel Association's 2013 Employer of Choice Award for the Mid-Atlantic Region.

–	Comcast Corporation received the Hall of Fame award among extra-large companies in the Philadelphia Business Journal’s list of “Best Places to Work.”

–	The National Business Group on Health honored Comcast as the Special Recognition Winner for Best Family Engagement in the Best Employers for Healthy Lifestyles 2013 Awards.

21. MOU Diversity Initiatives: Procurement

☐	PROMISE MADE

Establish a supplier diversity program that creates sustainable relationships with, and economic oppotunities for, diverse suppliers.

PROMISE KEPT

●
Over the course of three years, Comcast has spent almost $3.2 billion with diverse Tier I (prime) suppliers, including $1.3 billion in 2013 alone. Since the Company formally launched its Tier II program in 2012, prime suppliers have reported over $325 million in diverse Tier II subcontracting, including $186 million in 2013 alone.

●	Other supplier diversity initiatives undertaken by Comcast and NBCUniversal include:

–	Partnering with diverse chambers of commerce and business organizations at the national and regional level;

–	Attending supplier diversity events, including supplier fairs, conferences, and capacity-building events, and business opportunity fairs, panels, and awards ceremonies;

–
Pursuing diversity objectives in its purchase of professional services, including banking and advertising services. For example, in April 2011, Comcast added The Williams Capital Group, L.P. (Williams Capital), a minority-owned bank, as one of its four placement agencies in its $2.25 billion commercial paper program, an ongoing effort whereby Comcast routinely sells short-term promissory notes to mutual funds and other investors for working capital financing. As of November 2012, Williams Capital had issued $1.2 billion of commercial paper for Comcast. In the advertising space, minority-owned Burrell Communications and Grupo Gallegos serve as Comcast’s agency of record for African American and Hispanic creative, respectively.

–
Expanding efforts to track diverse Tier II spending by its prime suppliers and actively encouraging joint ventures, partnerships, and subcontracting between diverse suppliers as methods to create additional business opportunities for diverse vendors.

●	Comcast has been recognized for its procurement-related achievements. In 2013 alone:

–	For the eighth consecutive year, DiversityBusiness.com recognized Comcast among its Top 50 Organizations for Multicultural Business.

–	Black EOE Journal named Comcast among the “Top Diversity Employers” and “Top Supplier Diversity Programs.”

–	Hispanic Network Magazine named Comcast and NBCUniversal among its “Best of the Best” in “Top Diversity Employers” and “Top Supplier Diversity Programs.”

–	Professional Woman’s Magazine recognized Comcast-NBCUniversal among its Best of the Best lists for “Top Diversity Employers for Women” and “Top Supplier Diversity Programs for Women.”

–	U.S. Veterans Magazine named Comcast-NBCUniversal among its Best of the Best lists for “Top Veteran-Friendly Companies” and “Top Supplier Diversity Programs.”

–	For the sixth consecutive year, Comcast was named among the 10 Best U.S. Corporations for Veteran-Owned Businesses by the National Veteran-Owned Business Association.

–
Comcast was named one the Best Companies for Asian Americans and Pacific Islanders by Asian Enterprise magazine, which recognized Comcast’s “unwavering and continued commitment to the small business community” and “invaluable contribution to the Asian American and Pacific Islander community.”

–
Black Enterprise Magazine ranked Comcast Corporation among its annual list of 40 Best Companies for Diversity, recognizing Comcast and NBCUniversal’s Supplier Diversity Program, among other key strengths.

–	NBCUniversal was named Corporation of the Year by the Greater Los Angeles African American Chamber of Commerce.

–	For the second consecutive year, NBCUniversal was named to the U.S. Hispanic Chamber of Commerce Million Dollar Club.

–	The PA-NJ-DE Minority Supplier Development Council (MSDC) recognized Comcast as National Corporation of the Year.

–	The Rocky Mountain Minority Supplier Development Council named Comcast Corporation of the Year.

22. MOU Diversity Initiatives: Programming

☐	PROMISE MADE

Strengthen and enrich the offering of diverse programming choices, expand the distribution of diverse networks to millions of homes, and feature hundreds of VOD and online choices geared toward African American, Asian American, and Hispanic audiences.

NBCUniversal will expand its diversity-focused pipeline programs in programming development and management.

PROMISE KEPT

●	As mentioned above, Comcast has launched four of eight independent networks with Hispanic American or African American ownership: ASPIRE and Baby First Americas in 2012, and REVOLT and El Rey in 2013.

●	Comcast has expanded the distribution of diverse African American, Asian American, and Hispanic content:

–
Comcast expanded distribution of The Africa Channel in the Detroit, Chicago, and Washington, D.C. markets. Comcast also launched The Africa Channel in its Northern Santa Barbara County, Savannah, Charleston, and South Florida markets, growing the network’s audience by more than two million homes.

–	Comcast expanded carriage of TV One on its Xfinity TV lineup, making it available to over 600,000 additional customers in the Chicago and Miami markets.

–
Comcast announced a significant new carriage agreement with Mnet, the only 24/7 English-language nationwide television network in the U.S. targeting Asian Americans and fans of Asian pop culture, and subsequently extended carriage of Mnet to millions of additional Comcast subscribers in the San Francisco, Chicago, Sacramento, Boston, Washington, D.C., and Philadelphia DMAs in 2012. Comcast also launched MYX TV, a channel made for and by Asian Americans, in Seattle and western Washington.

–
Comcast extended distribution of seven Hispanic programming services (Azteca America, Galavisión, HITN, LATV, nuvoTV (formerly SíTV), Telefutura, and Univision) by more than 14 million subscribers. With this accomplishment, Comcast exceeded by more than 40 percent its commitment to expand carriage of three Hispanic networks by 10 million subscribers.

–
Comcast fulfilled its commitment to launch a package of 40 to 60 Spanish-language channels in all major Hispanic markets, including Northern California, Houston, South Florida, Chicago, Boston, Philadelphia, Washington, D.C., Denver, Salt Lake City, and Atlanta.

●
Comcast has also has expanded the quality and quantity of diverse programming available through its VOD and online platforms —increasing the number of diverse VOD hours by more than 270 percent and the number of diverse online hours by nearly 170 percent over the past three years. These results are driven by the launch of new diverse-oriented VOD services, including Black Cinema On Demand, Hispanic Cinema On Demand, and Cinema Asian America, and by the launch of first-of-their-kind microsites for entertainment and news for diverse audiences, such as Celebrate

Black TV, Xfinity Latino, Xfinity Asia, Xfinity TV LGBT, and people with disabilities. Each microsite features audience-specific news, blogs, and Xfinity TV programming—including award-winning movies, TV shows, celebrity interviews, behind-the-scenes footage and entertainment news featuring entertainers, artists, and historical figures. The microsites complement the comprehensive content offerings available through Comcast’s Xfinity VOD platform, where customers can access a special Multicultural folder for a wide array of culturally relevant content.

●
The Company sponsored on-air and multimedia coverage of the ALMA Awards in 2011, 2012, 2013, and in the upcoming 2014 ceremony, and sponsored on-air and multi-media coverage of the NAACP Image Awards in 2012 and 2013.

●
Comcast’s diversity record has been made stronger by the NBCUniversal properties. “MSNBC is one such example. Over the past few years, the network has maintained a first-place standing in the cable news industry among both 25-to-54-year-old African-American viewers and total viewers. In fact, it grew its African-American audience by a remarkable 60 percent in 2012. Last year marked the fourth consecutive one in which MSNBC held the top spot with this segment. In addition, the network noted in its February 2014 ratings release that, according to Nielsen, it was ‘also the most diverse cable news network.’ The following figures were given to back that up: in weekday prime-time (Monday-Friday, 8pm-11pm), MSNBC ranked number one in African-American, Hispanic, and Asian 25-to-54 audiences for the month. In full day (Monday-Sunday, 6am-2am), MSNBC ranked number one among African-Americans and Hispanic 25-to-54 audiences." PR Week (Mar. 28, 2014 ), http://bit.ly/1jEd9eM. MSNBC’s commitment to diversity is not only evident through its on-air hosts, contributors, guests, and newsroom staff, but also in its daily story selection and specials produced by the network.

●
NBCUniversal and the U.S. Olympic Committee partnered to acquire the TV rights to the 2014 and 2016 Paralympic Games. NBC and NBCSN televised a combined 50 hours of coverage for the 2014 Paralympic Games from Sochi, which ran March 7-16, 2014. NBC Sports Group Press Release (Feb. 19, 2014), http://bit.ly/P1uh09. Paralympic programming was also featured on the Xfinity Accessibility microsite. NBC and NBCSN will again combine for 66 hours in September 2016 for the Paralympic Games from Rio de Janeiro, an increase from the 60.5 hours NBC Sports Group covered during the 2012 summer games.

●
The Company’s celebration of each diversity heritage month goes far beyond the special programming that is featured on its VOD and online platforms. The NBCUniversal-owned television stations also contribute programming time and special events. For example, in honor of Hispanic Heritage Month 2013 (September 15th through October 15th), the NBC-owned stations in New York, Los Angeles, Chicago, Philadelphia, Dallas-Fort Worth, Connecticut, and Miami broadcasted public service announcements, specials, news features and coverage of Hispanic heritage celebrations.

●
NBCUniversal has long been a leader in offering diversity development programs to improve the interest and presence of diverse writers, directors, journalists, and on-screen personalities. Under Comcast’s leadership, NBCUniversal has added even more signature programs. Highlights include:

–
Universal Pictures Emerging Writers Fellowship is designed to identify and cultivate new and unique voices with a passion for storytelling in the context of film. Emerging writers who are chosen to participate in the program will work within the studio to hone their skills and gain access and exposure to Universal executives, producers, and other key industry professionals. http://bit.ly/1guBeNm.

–	The Writers on the Verge program focuses on grooming diverse writers not just for NBCUniversal but for the entire television industry. More than 50 percent of Writers on the

Verge alumni are currently staffed on television shows across the industry landscape (alumni write for BC shows such as “The Blacklist,” “Dracula,” “Chicago Fire,” and “Chicago P.D.”). Alumni write for USA Network series “Burn Notice & Suits” and for the Universal Television production “Brooklyn Nine Nine.” http://bit.ly/PsPXCP.

–
The Diverse Staff Writer Initiative gives writers from diverse backgrounds an entrée into the writers’ room. The program encompasses NBC’s late-night programs, in addition to prime-time scripted programs from NBC, USA and SyFy. Participants are selected and hired by the showrunners/producers of each show, with the guidance of the network and studios. The program has launched the careers of many talented writers in the past 13 years, including Mindy Kaling (“The Office,” “The Mindy Project”) and Donald Glover (writer on “30 Rock,” and later talent on “Community”). http://bit.ly/1q8Jbz0.

–
The Late Night Writers Workshop is designed for up-and-coming sketch and comedy writers to learn about NBCUniversal’s late night line-up, gain insight into the dynamics of a late night writers’ room, and provide insights on securing a staff writer position. http://bit.ly/1q1q5ci.

–	The Casting Apprentice Program is rotational program designed for individuals with diverse backgrounds who aspire to join a casting office.

–
The Director Fellowship Program (http://nbcudirectingfellowship.com/) gives well-established directors from the worlds of music video, commercials, and theater a chance to shadow directors of episodic television, and learn the craft. In the last two years the program has seen three directors have their first episodic directing assignments on “Parenthood,” “Grimm,” and “Community” through the program.

–
The NBC News Associates Program is dedicated to identifying outstanding aspiring journalists. In 2011, this program was extended to the newsrooms of NBC Owned Television Stations and CNBC. In keeping with NBCUniversal’s strong commitment to develop a diverse editorial staff across NBC News assets, the News Associates program is designed to attract candidates of diverse racial, ethnic, economic and geographical backgrounds, as well as candidates with disabilities. http://bit.ly/OilZzW.

–
The Reporter Training Program is aimed at developing talented young on-air journalists from diverse backgrounds. Participants, who are selected annually, must hold a bachelor’s degree in journalism, communications, or a related field and have a minimum of one to two years of experience in the news room or on-air reporting television news. MediaBistro.com (Sep. 19, 2011), http://bit.ly/1efMOMe.

–
The News Summer Fellowship Program gives paid internships to nominees from the National Association of Black Journalists (NABJ), National Association of Hispanic Journalists (NAHJ), and Asian American Journalists Association (AAJA). Participants are college sophomores or above who are members of NABJ, NAHJ, or AAJA.

●	The awards and recognitions bestowed on the Company demonstrate its commitment to diversity in front of and behind the camera. Highlights include:

–	Comcast Corporation received a 2014 Multicultural TV Front Runner Award for its commitment and efforts in support of the various multicultural communities it serves.

–	The National Hispanic Media Coalition (NHMC) honored Comcast for its Outstanding Diversity Practices during NHMC’s 17th Annual Impact Awards Gala.

–
The National Association for Multi-ethnicity in Communications’ (NAMIC) 2013 Excellence in Multicultural Marketing Award (EMMA) winners included Comcast, which led the Cable Distributors division with five first-place wins, Telemundo Media (including mun2), which garnered three first-place wins, and International Media Distribution, which earned two first-place awards. Comcast’s multicultural microsites were honored with six first-place honors at the 2013 EMMAs (Excellence in Multicultural Marketing Awards). NAMIC Press Release (Sep. 16, 2013), http://prn.to/1iFkPK4.

–
NAMIC awarded Comcast its 19th Annual Vision Award for its original, multi-platform television programming that depicts the lives, spirit, and contributions of people of color and best reflects the diversity of the global viewing audience.

–
Comcast-NBCUniversal productions were nominated for several 2014 NAACP Image Awards, including Andre Braugher for Outstanding Actor in a Comedy Series (“Brooklyn Nine-Nine,” a Universal Television production for FOX); Mindy Kaling for Outstanding Actress in a Comedy Series (“The Mindy Project,” a Universal Television production for FOX); Tracy Morgan for Outstanding Supporting Actor in a Comedy Series (“30 Rock”); and Rashida Jones for Outstanding Supporting Actress in a Comedy Series (“Parks and Recreation”). The syndicated Universal Television production “Steve Harvey” won the award for Outstanding Talk Series.

–	NBC News receives consistently leading marks from the National Association of Black Journalists annual survey of diversity in front of and behind the camera.

–
Focus Features’ “Dallas Buyers Club” earned Best Actor and Best Supporting Actor honors at the 86th Annual Academy Awards and the 2014 Golden Globes. The film tells the true story of AIDS patient Ron Woodroof, who partners with a transgender woman to sell unapproved medication to HIV-positive patients.

–	The Gay, Lesbian & Straight Education Network (GLSEN) honored USA Network’s Characters Unite campaign with its “Inspiration Award.”

–	Sixteen Comcast-NBCUniversal productions were nominated for GLAAD Media Awards in 2014, including:

o	“Dallas Buyers Club” (Focus Features) – Outstanding Wide Release;

o	“There's the Door” Necessary Roughness (USA Network) – Outstanding Individual Episode;

o	“Days of Our Lives (NBC) – Outstanding Daily Drama;

o	“Gay Rights at Work” MSNBC Live (MSNBC) – Outstanding TV Journalism Segment;

o	“Pride & Prejudice” Melissa Harris-Perry (MSNBC) – Outstanding TV Journalism Segment;

o	“Scouts Dishonor” The Last Word with Lawrence O'Donnell (MSNBC) – Outstanding TV Journalism Segment;

o	“Wild Blue Yonder: Scott Hines" The Rachel Maddow Show (MSNBC) – Outstanding TV Journalism Segment;

o	"Entregando a minieta" Caso Cerrado (Telemundo) – Outstanding Daytime Talk Show Episode [Spanish Language];

o	"Exclusivas Declaraciones" Al Rojo Vivo (Telemundo) – Outstanding Daytime Talk Show Episode [Spanish Language];

o	"Matrimonios del mismo sexo: Entrevista con Daniel Zavala y Yohandel Ruiz" Un Nuevo Día (Telemundo) – Outstanding Daytime Talk Show Episode [Spanish Language];

o	Decisión Histórica" Noticiero Telemundo – Outstanding TV Journalism Segment [Spanish Language];

o	"Hasta que la corte nos una" Noticias Telemundo Miami – Outstanding Local TV Journalism [Spanish Language];

o	"Natalia: rompiendo barreras" Noticiero Telemundo Arizona – Outstanding Local TV Journalism [Spanish Language]; and

o	“Brooklyn Nine-Nine” (Universal Television for FOX) – Outstanding Comedy Series.

–
In 2013, NBCUniversal productions received three awards and eighteen GLAAD Media Award nominations. The winning entries were “Smash” (NBC ) - Outstanding Drama Series; “The New Normal” (NBC) - Outstanding Comedy Series; and “Being Transgender in America” by Melissa Harris-Perry (MSNBC) – Outstanding TV Journalism / News Magazine.

23.	MOU Diversity Initiatives: Community Investment

☐	PROMISE MADE

Comcast will increase its community investment spend on minority-led and minority-serving institutions by 10 percent per year for each of the next three years.

PROMISE KEPT

●
Comcast and NBCUniversal have increased year-over-year support of community-based philanthropic organizations helping underserved and diverse communities. Since 2001, Comcast's overall giving has exceeded $3.2 billion in cash and in-kind contributions supporting local non-profit organizations and other charitable partners across the country, $415 million of which was given in 2013 alone.

●
In 2010, Comcast and NBCUniversal committed to increase aggregate cash support to minority-led and minority-serving (“MLMS”) organizations by ten percent per year in 2011, 2012, and 2013. The Company significantly exceeded this commitment, increasing its spending by more than 100 percent, for a total MLMS spend of more than $30.7 million since the closing of the NBCUniversal transaction.

●
Comcast achieved this unprecedented level of support for MLMS institutions, in part, through the extensive activities and programs of the Comcast Foundation, led by the corporate team, but extended throughout Comcast’s footprint by the cable divisions. This included extensive outreach to and work with the Company's community partners, as well as the important work of the following signature programs:

–
Comcast undertakes the largest single-day corporate volunteer effort in the nation—Comcast Cares Day. In 2013, more than 85,000 volunteers participated at over 750 project sites, contributing their time and energy to clean up parks, make over schools, and landscape playgrounds. Comcast Cares Day was one of the reasons that Comcast was ranked among “The Civic 50” by the National Conference on Citizenship, Points of Light Foundation, and Bloomberg News.

–
Now in its 13th year, the Comcast Leaders and Achievers® Scholarship Program recognizes high school seniors for their community service, academic achievement and leadership skills. Funded through the Comcast Foundation, the program recognizes high school seniors from Comcast communities for their commitment to community service, academics and demonstrated leadership. To acknowledge these accomplishments, Leaders and Achievers are awarded one-time scholarships, with a base award of $1,000. Since 2001, Comcast has awarded close to $20 million in scholarships to nearly 20,000 students. More than 950 scholarships awarded last year benefitted students from diverse backgrounds.

–
The Comcast Digital Connectors program trains youth from primarily diverse, low-income backgrounds in Internet and computer skills. Teens meet weekly after school, have the option to earn a Cisco IT Essentials certification of completion and receive a complimentary laptop upon graduation from the program. Comcast Digital Connectors is also a community service program, as participants volunteer at senior centers, churches, local schools and other community organizations, spreading digital literacy in their community. Since the program began, more than 2,000 Digital Connectors have participated, volunteering more than 100,000 hours to bridge the digital divide in their communities. Through training and service, Comcast Digital Connectors is preparing today’s youth for the jobs of tomorrow .

–
Each year, Comcast and NBCUniversal employees rally around our communities by supporting United Way. Through an annual employee giving campaign, company employees pledged nearly $6.4 million to United Way during the 2013 campaign. Not only did the Company employees break the company record for dollars pledged, with year-over-year, double-digit growth, the campaign also had record-breaking employee participation. Combined with matching Comcast Foundation grants, the campaign will provide almost $8 million next year to local United Ways and affiliate organizations across the country—taking us beyond $50 million in total historic support to United Way. Comcast Voices (Nov. 25 , 2013), http://bit.ly/1m4QqWd.

●
Comcast and NB CUniversal also increased support for organizations offering fellowship, internship, and scholarship programs that support diverse beneficiaries. Substantial support was also given to promote the good work of its diverse partners through PSAs and other media placements, both locally and nationally.

●	Comcast and NBCUniversal have been recognized for community investment-relaed achievements, including in 2013 and 2014:

–	United Way Worldwide recognized Comcast Corporation with two 2013 Summit Awards for volunteer and philanthropic engagement.

–	The Congressional Black Caucus Foundation, Inc. (CBCF) recognizes Comcast as a Distinguished Corporation for its tremendous work in promoting digital literacy.

–	Comcast was recognized among “The Civic 50” and was named the third best in the communications industry for 2013. Comcast Voices (Dec. 5, 2013), http://bit.ly/1grtHmU.

–
Comcast and the City of Chicago were awarded the U.S. Conference of Mayors Outstanding Award for Public/Private Partnerships for the collaborative efforts to close the digital divide via Comcast’s Internet Essentials program.

–
The United States Hispanic Chamber of Commerce and the National Urban League, among others, applauded the indefinite extension of the Internet Essentials program. “We look forward to working with Comcast NBCUniversal to help leverage the Internet Essentials program to drive job growth, create more opportunities for minority-owned businesses and improve education outcomes in underserved areas.” National Urban League Press Release (Mar. 4, 2014), http://bit.ly/1myWuJE.

–
Comcast was presented with the “Bridging the Gap” Award during The Foundation for Florida Virtual School’s second annual Opening Doors to the World Awards Celebration in Orlando. The “Bridging the Gap” Award was in recognition of Comcast’s Internet Essentials Program that connects low-income families to the internet. The Foundation for Florida Virtual School presents this award to an organization that demonstrates a resourceful approach to education by connecting communities through innovation and technology.

–
Comcast-NBCUniversal was honored among United States Hispanic Chamber of Commerce’s Million Dollar Club ($100M-$250M category), which recognizes corporations and procurement executives who actively demonstrate an unwavering commitment to Hispanic Business Enterprises through their work with Hispanic suppliers.

–
During its 2013 Corporate Philanthropy Summit, the Philadelphia Business Journal presented Comcast Corporation with the “Top Community Impact Award” and the “Top In-Kind Donor Award” in the extra-large company category. Comcast was also ranked as the fifth largest corporate charitable giver in the Philadelphia region.

–	Comcast received a Beacon Award® from the Association of Cable Communicators for its Internet Essentials Ambassadors Program.

24.	MOU Diversity Initiatives: Catalyst Fund

☐	PROMISE MADE

Establish a $20 million venture capital fund to expand opportunities for businesses with minority ownership in new media content and applications.

PROMISE KEPT

●
In 2011, Comcast Ventures established a $20 million venture capital “Catalyst Fund” (originally named “Opportunity Fund”) for investments in early-stage ventures led by diverse entrepreneurs with innovative technology ideas and solutions that fit within its investment focus. The Fund’s goal is to create the most diverse and valuable early stage portfolio in the venture industry.

●
The Catalyst Fund’s first investment was in the startup accelerator DreamIt Ventures, which operates DreamIt Access, a concentrated effort to increase the number of high-value, minority-led tech startups. During this three-month program, participating startup companies receive seed funding and access to DreamIt Ventures’ benefits and services, including business talent, legal and accounting services, mentoring, office space, guidance from leading business visionaries, and contacts to reach the next level of development. In addition, DreamIt Access offers mentors, special events, and advisors with a particular interest in increasing the number of successful minority-led start ups.

●
Through its DreamIt Access partnership, the Catalyst Fund has sponsored 20 minority-led start ups since 2011, 16 of which are still operating. The majority of these companies are focused on web and mobile technologies. In January 2014, Comcast Ventures announced its commitment to support the DreamIt Access track for two more years, with the ability to support up to 20 minority-led companies over the course of four cycles.

●	In addition, the Catalyst Fund has made direct investments in seven minority-led startups:

–	ElectNext, a political data analysis firm (Philadelphia Fall 2011 DreamIt participant) (August 2012)

–	Quad Learning, an online two-year honors program for community and junior college students to enhance their college transfer options (January 2013)

–	Reactor, Inc., a speech enabled news assistant for mobile devices firm (New York Summer 2012 DreamIt participant) (March 2013)

–	Loverly, an online wedding discovery and inspiration site (May 2013)

–	Viridis Learning, an educational and technology company combining workforce education and human capital solutions for the middle-class workforce (June 2013)

–	Maker’s Row, an online marketplace for connecting designers with American-based factories (July 2013)

–	Mercaris, a market data service and online trading platform for organic, non-GMO, and certified agricultural commodities (October 2013)

ADELPHIA (2006)

1. System Upgrades

☐	PROMISE MADE

Comcast will spend $150 million to upgrade Adelphia systems.

PROMISE KEPT

●	Comcast significantly exceeded our promised investment. Between August 2006 and March 2008, Comcast spent over $660 million to upgrade systems acquired from Adelphia.

2. New Products and Services

☐	PROMISE MADE

Comcast will put its technological leadership to work in Adelphia's systems, which should dramatically advance the roll-out of new services.

Comcast will significantly accelerate the roll-out of competitive voice services in Adelphia's franchise areas.

PROMISE KEPT

●
Despite the poor conditions of many of the cable systems Comcast acquired from Adelphia, Comcast was able to deploy digital cable, HDTV channels, and High-Speed Internet in all the acquired systems. Comcast also launched VOD service, which Adelphia did not offer.

●
The FCC also cited the deployment of VoIP as a potential benefit of Comcast’s acquisition of the Adelphia systems. Despite the technical hurdles, Comcast launched VoIP services to most homes in the former Adelphia footprint —Adelphia did not offer voice services and had canceled plans to launch its own VoIP service.

AT&T BROADBAND (2002)

1. System Upgrades

☐	PROMISE MADE

When the AT&T Broadband systems joined Comcast in 2002, perhaps the greatest concern expressed by local communities had to do with system upgrades that were either behind schedule or incomplete. Without these needed upgrades—and the expanded system bandwidth—many communities simply could not receive such advanced broadband offerings as digital cable, HDTV, VOD, and High-Speed Internet. As a result, Comcast made a commitment to bring the former AT&T Broadband technical system up to the level of Comcast’s standards as quickly as feasible. This meant an up-front commitment by Comcast of significant capital and manpower to complete the rebuilds that were either behind schedule or stopped.

PROMISE KEPT

●
Through 2006, Comcast had spent nearly $8 billion in capital improvements. Much of that expenditure was devoted to former AT&T Broadband systems. In addition, Comcast exceeded its already aggressive construction plans by over 15 percent. Comcast met or exceeded every upgrade target that it had established, and ended 2004 with virtually all of its cable systems fully upgraded with two-way capability. Specifically:

–
Comcast accelerated AT&T’s five-year upgrade plan to a two-year plan, and system upgrades moved forward, generally ahead of Comcast’s two-year schedule. In 2003, $1.3 billion was spent on upgrades alone. By the year’s end, 53,000 plant miles were constructed—an industry record. The vast majority of these miles were in former AT&T Broadband systems.

–
In San Francisco, CA, Comcast invested $600 million to rebuild and upgrade the technical capacity of the former AT&T Broadband systems in the San Francisco Bay area. Prior to the acquisition, the system s had essentially no upgraded plant. Post-transaction, Comcast installed more than 11,000 miles of fiber-optic plant throughout the Bay area, allowing for introduction of HDTV, VOD, and DVR services and increases in High-Speed Internet speeds.

–
In Jacksonville, FL, the company faced a formidable task of rehabilitating a system with a stalled rebuild and virtually no senior management structure. Comcast quickly addressed these challenges. It installed a veteran management team, invested substantial resources to upgrade the system, and completed the long-promised upgrade ahead of plan.

–	In November 2004, Comcast completed a $450 million upgrade of its broadband network in Chicago. This effort included upgrading and constructing more than 10,000 miles of broadband networks.

●
In recognition of these and other achievements, Comcast was named Operator of the Year by Multichannel News in 2003. Multichannel News (Sep. 29, 2003) (noting that, with respect to the upgrade of the former AT&T systems, Comcast “outperformed even its own stated expectations”), http://bit.ly/1l0rqC6.

2. New Products and Services

☐	PROMISE MADE

The investment in upgrading the technical capacity of the systems acquired from AT&T Broadband will allow Comcast to offer its subscribers both advanced broadband products and an even wider range of diversified programming services.

PROMISE KEPT

●
Upgraded AT&T Broadband systems received Comcast’s most advanced video and broadband services available at that time, including Digital Cable, VOD, HDTV channels, digital video recorders (DVRs), High-Speed Internet, and Comcast Digital Voice (VoIP).

●	Comcast also expanded programming offerings of special interest to an even wider group of audiences. Hispanic programming tiers were made available to Comcast Digital Cable customers.

●
As a result of its "massive upgrade project" and the resulting "[b]reakthrough advances in its digital video and high-speed data platforms, and effective leadership regarding the future of technology for itself and the industry at large," Comcast was named Operator of the Year by Communications Technology Magazine in 2004. Communications Technology (Jun. 1, 2004), http://bit.ly/1eOxIxn. Similarly, in recognition of its "uncommon mastery of technology, innovation, globalism, networked communication, and strategic vision," Comcast was named to Wired magazine's Wired 40 list in 2004. See Wired (June 2004), http://wrd.cm/1j0XfXd.

3. Reduced Debt, Strong Balance Sheet

☐	PROMISE MADE

The sheer scale of the Comcast-AT&T Broadband transaction generated some tough questions about the financial viability of the proposed new company. Comcast guaranteed early on, however, that the new company would be financially secure enough to fulfill the commitments we made.

PROMISE KEPT

●
Comcast was able to meet or exceed financial expectations, even while expending significant resources to complete the upgrading of the former AT&T Broadband systems. In addition, basic subscriber loss stopped, reflecting an especially critical benefit generated by our initiatives targeted at improving service and delivering products with special value to our customers. In the year prior to the merger, AT&T Broadband lost 500,000 subscribers; we turned that negative trend around in only one year.

●
From the outset, many concerns were raised about Comcast’s ability to operate at an optimal level while taking on the significant amount of debt the company was assuming in conjunction with the AT&T Broadband merger. Our commitment, however, was to diligently de-leverage the company, in much the same way that Comcast has done with all of our previous acquisitions, and Comcast accomplished that goal in less than twelve months.

EXHIBIT 7

February | March | April | May

Feb. 13, 2014
Comcast & TWC Announce Merger[i]

Feb. 20, 2014
Google targets 34 cities as candidates for Google Fiber expansion plans.[ii]

Mar. 6, 2014
AT&T CEO Randall L. Stephenson: Comcast-TWC transaction puts a "heightened sense of urgency" on plans to build out AT&T's IP fiber and LTE networks.[iii]

Mar. 10, 2014
Verizon introduces a "double up" promotion, bundling wireless with wireline broadband.[iv]

Mar. 11, 2014
RCN announces increased Internet upload speeds for most of its residential Internet customers at no charge.[v]

Mar. 26, 2014
Cox Media announces partnership with **INVIDI Technologies Corp.** to commence addressable advertising trials.[vi]

Apr. 2, 2014
Amazon introduces Amazon Fire TV, a box that provides access to Netflix, Prime Instant Video, Hulu Plus, WatchESPN, SHOWTIME, and video-rentals.[vii]

Apr. 8, 2014
AT&T rumored to expand its 1-gigabit fiber service to San Antonio, in addition to planned expansion in Austin and Dallas, Texas.[viii]

Apr. 8, 2014
Charter Communications announces the Charter TV App is available for download so that Charter TV customers can watch over 130 live TV channels inside their homes on their mobile devices.[ix]

Apr. 10, 2014
AT&T announces plans to expand 1 Gbps service to six North Carolina cities.[x]

Apr. 10, 2014
DIRECTV begins offering a wireless DVR service with access to On Demand content that allows customers to view content on any TV positioned anywhere in their homes.[xi]

Apr. 17, 2014
Charter Communications to roll out new wireless router to customers to provide the "fastest WiFi experience."[xii]

Apr. 20, 2014
Samsung announces development of a "common platform throughout all of [Samsung's] consumer products including mobile, television and even home appliances" and applications that will, for example, enable control of home appliances through a smart phone app.[xiii]

Apr. 21, 2014
AT&T announces its "GigaPower" service could expand to up to 21 metropolitan areas.[xiv]

Apr. 21, 2014
AT&T plans expansion of its rollout of high-speed Internet to as many as 100 cities and towns, the majority of which overlap with Comcast and TWC service areas.[xv]

Apr. 22, 2014
Limelight and **NeuLion** partner to deliver OTT and TVE solutions by integrating NeuLion's TV Everywhere Platform with Limelight's Orchestrate Platform.[xvi]

Apr. 22, 2014
AT&T and **The Chernin Group** announce that they will invest $500 million to create over-the-top video services.[xvii]

Apr. 22, 2014
Dish Network is reported to be partnering with **Artemis** to develop pCell, a service that will use radio technology to offer fiber-like speeds wirelessly.[xviii]

Apr. 23, 2014
Dish Network announces a possible late summer launch of its over-the-top-pay-TV service.[xix]

Apr. 23, 2014
Amazon announces its streaming video service will offer HBO's library of productions including The Sopranos and The Wire, marking the first time that HBO programming has been licensed to an online-only subscription streaming service.[xx]

Apr. 24, 2014
Netflix announces **RCN, Grande Communications,** and **Atlantic Broadband** will enable subscribers' access to Netflix via TiVo set-top boxes.[xxi]

Apr. 25, 2014
Google offers to deploy WiFi networks in each of the 34 cities to receive Google Fiber in 2015.[xxii]

Apr. 28, 2014
Netflix and **Verizon** reach a paid peering arrangement to increase Netflix's streaming performance over Verizon's Internet service.[xxiii]

Apr. 28, 2014
Yahoo announces plans to produce two original TV-length comedy series and to live-stream via Live Nation one concert per day for a year on Yahoo's websites and apps, plunging Yahoo "directly into the increasingly competitive world of high-quality digital video."[xxiv]

Apr. 30, 2014
Cox Communications announces plans to deliver 1 Gbps speeds to all its customers.[xxv]

Timeline of Technology and Communications Investment and Innovation
Since Comcast-TWC Merger Announcement

i
Press Release, Comcast Corp., Time Warner Cable to Merge with Comcast Corporation to Create a World-Class Technology and Media Company (Feb. 13, 2014),  http://corporate.comcast.com/news-information/news-feed/time-warner-cable-to-merge-with-comcast-corporation.

ii
Cheryl Conner, Google Fiber Plan Expansion to 34 New Cities, Forbes, Feb. 20, 2014, available at  http://www.forbes.com/sites/cherylsnappconner/2014/02/20/google-fiber-plans-expansion-to-34-new-cities-including-salt-lake/.

iii
Randall L. Stephenson, Chairman & CEO, AT&T, Inc., Morgan Stanley Technology, Media & Telecom Conference (Mar. 6, 2014); see also Thomas Gryta, Comcast Has AT&T Worrying About the US, Wall St. J., Mar. 6, 2014, available at  http://blogs.wsj.com/corporate-intelligence/2014/03/06/comcast-has-att-worrying-about-the-us/.

iv
Sean Buckley, Verizon’s Shammo: We’ll Look at FiOS Expansions Once It Returns the Cost of Capital, FierceTelecom, Mar. 10, 2014,  http://www.fiercetelecom.com/story/verizons-shammo-well-look-fios-expansions-once-it-returns-cost-capital/2014-03-10.

v	Press Release, RCN Telecom Services, LLC, RCN Increases Internet Speeds at No Additional Cost (Mar. 11, 2014), http://www.rcn.com/about-rcn/newsroom/rcn-increases-internet-speeds.

vi	Press Release, Cox Communications, Inc., Cox Media to Launch Addressable TV Advertising Trial (Mar. 26, 2014), http://cox.mediaroom.com/index.php?s=43&item=732.

vii
Press Release, Amazon.com, Inc., Introducing Amazon Fire TV: The Easiest Way to Watch Netflix, Prime Instant Video, Hulu Plus, WatchESPN, and More on Your Big-Screen TV (Apr. 2, 2014),  http://phx.corporate-ir.net/phoenix.zhtml?c=176060&p=irol- newsArticle&ID=1915168&highlight=.

viii
Jeff Baumgartner, AT&T Eyes San Antonio for ‘GigaPower’ Expansion, Multichannel News, Apr. 8, 2014, available at  http://www.multichannel.com/news/news-articles/att-eyes-san-antonio-gigapower-expansion/373723.

ix	Press Release, Charter Communications, Inc., Charter Announces Launch of Charter TV App (Apr. 8, 2014), http://phx.corporate-ir.net/phoenix.zhtml?c=112298&p=irol-newsArticle&ID=1916892&highlight=.

x
Thomas Gryta, AT&T to Build Out Ultrafast Internet in North Carolina, Wall St. J., Apr. 10, 2014, available at  http://online.wsj.com/news/articles/SB10001424052702303873604579492103338327532; see also AT&T, Cable, and Google Fiber: Spending Other People’s Money, MoffettNathanson Research (Apr. 10, 2014).

xi
Press Release, DIRECTV, LLC, DIRECTV’s New Wireless Genie Mini Now Available Nationwide (Apr. 10, 2014),  http://investor.directv.com/press-releases/press-release-details/2014/DIRECTVs-New-Wireless-Genie-Mini-Now-Available-Nationwide/default.aspx.

xii
Press Release, Charter Communications, Inc., Charter Announces Launch of 802.11ac WiFi Router Capable of Providing the Fastest WiFi (Apr. 17, 2014),  http://www.prnewswire.com/news-releases/charter-announces-launch-of-80211ac-wifi-router---capable-of-providing-the-fastest-wifi-255648271.html.

xiii	Yun-Hee Kim & Jonathan Krim, Samsung Is Developing Its Own Platform, Apps, Wall St. J., Apr. 20, 2014, http://online.wsj.com/news/articles/SB10001424052702304311204579506531408901234?mod=ST1.

xiv
Grant Gross, AT&T’s Expanded 1 Gbps Fiber Rollout Could Go Head to Head with Google, Network World, Apr. 21, 2014,  http://www.networkworld.com/news/2014/042114-atampt39s-expanded-1-gbps-fiber-280882.html.

xv	Thomas Gryta, AT&T Expands High-Speed Internet Rollout, Wall St. J., Apr. 21, 2014, available at http://online.wsj.com/news/articles/SB10001424052702304049904579515790508491128.

xvi
Press Release, Limelight Networks, Inc., Limelight Partners with NeuLion to Deliver OTT and TVE Solutions (Apr. 22, 2014),  http://www.businesswire.com/news/home/20140422005335/en/Limelight-Partners-NeuLion-Deliver-OTT-TVE-Solutions.

xvii
Todd Spangler, AT&T, Chernin Group Invest $500 Million in Over-The-Top Video Venture, Variety, Apr. 22, 2014, available at  http://variety.com/2014/digital/news/att-chernin-group-invest-500-million-to-form-over-the-top-tv-venture-1201160876/#.

xviii
Kyle Russell, Dish Network Is Partnering With This Startup To Make Cellphone Internet 1,000 Times Faster Than 4G, Business Insider, Apr. 22, 2014, http://www.businessinsider.com/dish-network-and-artemis-partnering-to-make-cell-phone-internet-1000-times-faster-than-4g-2014-4.

xix
Jeff Baumgartner, Report: Dish Eyeing Summer Launch of OTT TV Service, Multichannel News, Apr. 23, 2014, available at  http://www.multichannel.com/news/technology/report-dish-eyeing-summer-launch-ott-tv-service/374044.

xx	Liana B. Baker & Lisa Richwine, Amazon Grabs Rights to Stream Older HBO Shows, Reuters, Apr. 23, 2014, available at http://www.reuters.com/article/2014/04/23/us-hbo-amazon-idUSBREA3M14J20140423.

xxi
Brian Fung, Netflix to Become Real TV and Get Its Own ‘Cable Channel’ Next Week, Wash. Post, Apr. 24, 2014, available at  http://www.washingtonpost.com/blogs/the-switch/wp/2014/04/24/netflix-to-become-real-tv-and-get-its-own-cable-channel-next-week/.

xxii
Hayley Tsukayama, The Switchboard: Google May be Giving Free WiFi to Fiber Cities, Wash. Post, Apr. 25, 2014, available at  http://www.washingtonpost.com/blogs/the-switch/wp/2014/04/25/the-switchboard-google-may-be-giving-free-wifi-to-fiber-cities/.

xxiii	Janko Roettgers, Verizon Inks Paid Peering Deal with Netflix, Gigaom, Apr. 28, 2014, https://gigaom.com/2014/04/28/verizon-inks-paid-peering-deal-with-netflix/.

xxiv
Vindu Goel & Bill Carter, Yahoo to Offer TV-Style Comedy Series on the Web, N.Y. Times, Apr. 28, 2014, available at  http://www.nytimes.com/2014/04/29/technology/yahoo-to-offer-two-tv-length-comedy-series-on-web.html?hpw&rref=television&_r=0.

xxv	Jeff Baumgartner, Cable Show: Cox to Offer 1-Gig to All, Multichannel News, Apr. 30, 2014, http://www.multichannel.com/news/technology/cox-offer-1-gig-all/374284.

EXHIBIT 8

The Internet is a Network of Networks

Metro
Metro
Metro
Metro
ISP 2 Backbone
ISP 1 Backbone
Enterprise
MDUs
Universities
Residential
FIBER
HFC
HFC
HFC
HFC
NODE
NODE
Enterprise
MDUs
Residential
Comcast
GTT
BT
Cable and Wireless
Akamai
Edgecast
Qwest
Level 3
Limelight
Zayo
Verizon
AT&T
Cogent
DTAG
Telecom Italia

Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed transaction between Comcast Corporation (“Comcast”) and Charter Communications, Inc. (“Charter”), Charter will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a proxy statement of Charter that also constitutes a prospectus of Charter, and a definitive proxy statement/prospectus will be mailed to shareholders of Charter. INVESTORS AND SECURITY HOLDERS OF COMCAST AND CHARTER ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus (when available) and other documents filed with the SEC by Comcast or Charter through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Comcast are available free of charge on Comcast’s website at http://cmcsa.com or by contacting Comcast’s Investor Relations Department at 866-281-2100. Copies of the documents filed with the SEC by Charter will be available free of charge on Charter’s website at charter.com, in the “Investor and News Center” near the bottom of the page, or by contacting Charter’s Investor Relations Department at 203-905-7955.

In addition, in connection with the proposed transaction between Comcast and Time Warner Cable Inc. (“Time Warner Cable”), on March 20, 2014, Comcast filed with the SEC a registration statement on Form S-4 containing a preliminary joint proxy statement of Comcast and Time Warner Cable that also constitutes a preliminary prospectus of Comcast.  The registration statement has not yet become effective.  After the registration statement is declared effective by the SEC, a definitive joint proxy statement/prospectus will be mailed to shareholders of Comcast and Time Warner Cable.  INVESTORS AND SECURITY HOLDERS OF COMCAST AND TIME WARNER CABLE ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with the SEC by Comcast or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Comcast are available free of charge on Comcast’s website at http://cmcsa.com or by contacting Comcast’s Investor Relations Department at 866-281-2100.  Copies of the documents filed with the SEC by Time Warner Cable will be available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.

Shareholders of Comcast and Time Warner Cable are not being asked to vote on the proposed transaction between Comcast and Charter, and the proposed transaction between Comcast and Time Warner Cable is not contingent upon the proposed transaction between Comcast and Charter.

Comcast, Time Warner Cable, Charter and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction between Comcast and Time Warner Cable, and Comcast, Charter and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction between Comcast and Charter. Information about the directors and executive officers of Time Warner Cable is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 18, 2014, and its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 29, 2014.  Information about the directors and executive officers of Comcast is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 12, 2014, and its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 11, 2014. Information about the directors and executive officers of Charter is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 21, 2014, and its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 27, 2014.  These documents can be obtained free of charge from the sources indicated above.  Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the preliminary joint proxy statement/prospectus of Comcast and Time Warner Cable filed with the SEC and will be contained in the definitive joint proxy statement/prospectus of Comcast and Time Warner Cable and other relevant materials to be filed with the SEC when they become available, and will also be contained in the preliminary proxy statement/prospectus of Charter when it becomes available.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication regarding the proposed acquisition of Time Warner Cable by Comcast and the proposed transaction between Comcast and Charter, including any statements regarding the expected timetable for completing the transactions, benefits and synergies of the transactions, future opportunities for the respective companies and products, and any other statements regarding Comcast’s, Time Warner Cable’s and Charter’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  These statements are often, but not always, made through the use of words or phrases such as “may”, “believe,” “anticipate,” “could”, “should,” “intend,” “plan,” “will,” “expect(s),” “estimate(s),” “project(s),” “forecast(s)”, “positioned,” “strategy,” “outlook” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following: the timing to consummate the proposed transactions; the risk that a condition to closing either of the proposed transactions may not be satisfied; the risk that a regulatory approval that may be required for either of the proposed transactions is not obtained or is obtained subject to conditions that are not anticipated; the parties’ ability to achieve the synergies and value creation contemplated by the proposed transactions; the parties’ ability to promptly, efficiently and effectively integrate acquired operations into their own operations; and the diversion of management time on transaction-related issues. Additional information concerning these and other factors can be found in Comcast’s, Time Warner Cable’s and Charter’s respective filings with the SEC, including Comcast’s, Time Warner Cable’s and Charter’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.  Comcast, Time Warner Cable and Charter assume no obligation to update any forward-looking statements.  Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.